Form 10-K, Exhibit 13
period 1995-12-29
KLLM TRANSPORT SERVICES INC
filed 1996-03-28
CIK 793765

KLLM TRANSPORT SERVICES
                          	  1995 Annual Report


                             Company Profile

     KLLM Transport Services, Inc., through its wholly-owned subsidiary, KLLM, Inc., specializes in providing high-quality transportation services in North America.

     KLLM Inc.'s operating divisions haul both temperature-controlled and dry commodities. The majority of the Company's revenues, approximately 70%, are in the temperature-controlled sector. Protective service is provided on commodities such as food, medical supplies and cosmetics. Service offerings include over-the-road long haul, regional, and intermodal transportation.

     The shares of KLLM Transport Services, Inc. trade on The Nasdaq Stock Market (National Market) under the symbol KLLM.


Financial And Operating Highlights



(In thousands, except per share and
operating data)                                1995             1994
STATEMENT OF OPERATIONS DATA:

Operating revenue                            $239,685  		     $210,276
Operating income from continuing operations     6,513        	  14,301
Net earnings from continuing operations           518         	  5,774
Earnings per share from continuing operations    0.12             1.28
Weighted average shares outstanding             4,479            4,536


BALANCE SHEET DATA:

Total assets                                   164,248  	       $166,077
Long-term debt, less current maturities         59,594            66,531
Stockholders' equity                            65,968            67,843


OPERATING DATA:

Operating ratio                                    97.3%            93.2%
Total miles travelled (000s)                    175,967   	      161,584
Average miles per tractor                       112,645   	      115,650
Average revenue per total mile                     1.14             1.16
Equipment at year-end:
     Company-operated tractors                    1,485            1,290
     Owner-operated tractors                        291              242
     Total tractors                               1,776            1,532
     Refrigerated trailers                        2,150            2,115
     Dry-van trailers                               384           -----
  Total trailers                                  2,534            2,115
     Refrigerated rail containers                   202              150


Selected Financial And Operating Data

(In thousands, except per
share and operating data)        1995     1994      1993    1992      1991

STATEMENTS OF OPERATIONS DATA:


Operating revenue              $239,685 $210,276  $165,259 $143,451  $129,571
Operating expenses              233,172  195,975   152,503  131,655   120,707
                            				-------  -------   -------  -------   -------
Operating income from
continuing operations             6,513   14,301    12,756   11,796     8,864
Interest and other income            32       17        11        4        18
Interest expense                 (5,554)  (5,014)   (4,384)  (4,521)   (4,037)
				                              ------  -------   -------  -------   -------
Earnings from continuing
operations before income taxes      991    9,304     8,383    7,279     4,845
Income taxes                        473    3,530     3,436    3,050     2,025
				                                ----   -----     -----    -----     -----
Net earnings from continuing
operations          		              518    5,774     4,947    4,229     2,820
Loss from operations of
discontinued division, net of
tax benefits                       (624)    (580)     (195)  -------   -------
Loss on disposal of
discontinued division,
net of tax benefit                 (441)   -------   -------- -------  -------
				                              ------   -------   ------   -------  -------
Net Earnings (Loss)               $(547)   $5,194    $4,752   $4,229   $ 2,820
				                              ======   =======   ======   =======  =======


Earnings (Loss) per share:
 From continuing operations       $ 0.12   $  1.28   $ 1.14   $  1.23  $   0.82
 From operations of
 discontinued division             (0.14)    (0.13)   (0.05)    -----     -----
 From disposal of discontinued
 division                          (0.10)    -----    -----     -----     -----
				                             -------    -----    -----     -----     -----
Net earnings (loss) per
 common share                     $(0.12)   $ 1.15   $ 1.09    $ 1.23    $ 0.82
				                             =======    =====   ======    ======    ======

Weighted average common shares
 outstanding                     4,479     4,536    4,357     3,449     3,432
			                              ======    =====    =====    ======    ======


BALANCE SHEET DATA (AT YEAR-END):

Net property and
equipment                    $122,264  $126,756 $117,322   $98,638   $74,722
Total assets                  164,248   166,077  150,094   123,142    96,595
Total liabilities              98,280    98,234   86,403    84,035    62,024
Long-term debt, less current
maturities                     59,594    66,531   58,514    61,256    40,592
Stockholders' equity           65,968    67,843   63,691    39,107    34,571

OPERATING DATA:
Operating ratio                  97.3%     93.2%    92.3%     91.8%    93.2%
Average number of
truckloads per week       		    3,176     2,871    2,420     2,001     1,790
Average miles per trip          1,065     1,082    1,087     1,228     1,253
Total miles travelled (000s)  175,967   161,584  136,777   130,206   116,624
Average revenue per
total mile                  $    1.14   $  1.16  $  1.13   $  1.10   $  1.10
Empty mile percentage           11.58%      9.8%    10.3%     10.6%      9.6%
Equipment at year-end:
     Company-operated
     tractors                   1,485     1,290    1,240     1,063      939
     Owner-operated tractors      291       242       85     -----     -----
				                            -----     -----    -----     -----     -----
        Total tractors           1,776     1,532    1,325     1,063      939
     Refrigerated trailers       2,150     2,115    1,955     1,694    1,370
     Dry-van trailers              384     -----    -----     -----    -----
				                             -----     -----    -----     -----    -----
              Total trailers     2,534     2,115    1,955     1,694    1,370
  Refrigerated rail containers     202       150    -----     -----    -------
Ratio of tractors to non-driver
employees at year-end              3.7       2.9      2.9       2.7      2.5
Miles per gallon of fuel           6.3       6.4      6.3       6.2      6.1


Selected Quarterly Data (Unaudited)

                         		First     Second      Third     Fourth
					Quarter    Quarter   Quarter    Quarter
(In Thousands, except per share amounts)
-------------------------------------------------------------------------------

1995

Operating revenue			$53,423	  $60,971     $63,158   $62,133
Operating income
from continuing
operations        		  2,352     2,747         697       717
Net earnings
(loss) from
continuing
operations         	    619       810        (474)     (437)
Net earnings (loss)     430       681        (515)   (1,143)
Earnings (Loss)
per share         $    0.10    $ 0.15     $ (0.11)   $(0.26)


1994

Operating revenue    $46,543    $56,701    $ 55,413   $51,619
Operating income
from continuing
operations             1,965      5,087       4,082     3,167
Net earnings from
continuing
operations               521      2,362       1,747     1,144
Net earnings             337      2,167       1,568     1,122
Earnings per share    $  0.07    $  0.48     $  0.35   $ 0.25


Market And Dividend Information


  The Company's common stock is traded on The Nasdaq Stock Market (National Market) under the symbol KLLM. The number of stockholders, including beneficial owners holding shares in nominee or "street" name, as of February 21,1996, was approximately 1,665. The Company has never declared or paid a cash dividend on its common stock. The current policy of the Board of Directors is to continue to retain earnings to finance the continued growth of the Company's business.

  The following table shows quarterly high and low prices for the common stock for each quarter of 1995 and 1994:




FISCAL  YEAR  1995                            High                    Low
----------------------------------------------------------------------------
First Quarter                                 $16                     $12.75
econd Quarter                                 $14.5                   $12
Third Quarter                                 $13.25                  $ 9
Fourth Quarter                                $11.5                   $ 9.75

FISCAL  YEAR  1994                            High                    Low
----------------------------------------------------------------------------
First Quarter                                 $18.75                  $14.25
Second Quarter                                $17                     $14
Third Quarter                                 $20                     $15.5
Fourth Quarter                                $20                     $14


Management's Discussion And Analysis Of
Financial Condition And  Results Of Operations

LIQUIDITY AND CAPITAL RESOURCES

     KLLM Transport Services, Inc.'s primary sources of liquidity are its cash flow from operations and existing credit agreements of KLLM, Inc., a wholly-owned subsidiary. During each of the years ended December 29, 1995 and December 30, 1994, the Company generated $23.9 million in net cash provided from operating activities.

     Capital resources required by the Company during 1995 were much less significant than in prior years, primarily because KLLM, Inc., in January 1995, entered into an operating lease for the majority of its revenue equipment needs for 1995. The payment terms of the operating lease were more favorable than could have been obtained with financing or capital leasing.
In 1995, the Company-operated fleet increased by 195 tractors, 419 trailers, and 52 rail containers, net of replacements. Of the net increase in tractors, 400 were added under the operating lease noted above. Capital expenditures, net of proceeds from trade-ins during 1995, were approximately $8,724,000. Net capital expenditures in 1994 were $29,586,000. Net capital expenditures in 1996 are expected to be approximately $25,921,000 as the Company returns to it's traditional method of investing in maintaining a modern fleet.

     During late 1994, the Company began an internal restructuring of its operating divisions into separate operating units in order to achieve greater accountability within those units. In 1995, the Company continued to fine-tune the new structure to meet the changing demands of the marketplace. The Company has continued growth of the less capital intensive owner-operator division and contract logistics operations. Both of these operating units have served as a favorable medium for increasing revenues with minimal capital outlays, while maintaining positive earnings. Due to the weakened economic conditions in 1995, the intermodal, or rail services, division was forced to refocus on securing annual, consistent intermodal market share. While this operating unit hasn't yet achieved profitability, the Company feels there is a viable market for intermodal temperature-controlled services. As such, development of the intermodal customer base is ongoing, and, at the same time, the Company is guardedly evaluating continued participation in intermodal operations. At the end of 1995, the Company discontinued that segment of the international operations aimed at maritime containerized shipments. This division proved to be unprofitable and difficult to manage; thus, in an effort to minimize exposure on future earnings, the Company recognized a one-time after-tax charge to 1995 earnings of $441,000, or $0.10 per share, on the disposal of that unit. The traditional over-the-road temperature-controlled freight operations have also made adjustments in response to changing market conditions, including curtailed growth of the fleet.
Through a variety of measures invoked during 1995, the Company has refocused attention on improving utilization and profitability in the core trucking business. The more notable measures instituted in the restructuring include consolidation of certain driver terminals, reducing the number from thirteen at the end of 1994 to ten at the end of 1995, and reduction in the nondriver work force of approximately 85 employees which, on an annualized basis, will cut total annual payroll costs by approximately $2.6 million.

     In addition to fine-tuning the existing structure, effective
May 1, 1995, the Company's wholly-owned subsidiary, KLLM, Inc., acquired substantially all of the assets of Vernon Sawyer, Inc., a regional dry-van truckload carrier based in Bastrop, Louisiana. The assets acquired include 126 tractors and 288 dry-van trailers, which are a part of the overall increase in fleet size noted above. The acquisition was financed with capital resources from operating activities in the amount of $6,758,000 and the assumption of revenue equipment debt in the amount of $3,795,000 for a total cost of $10,553,000.

     In order to more appropriately match the terms of its revolver debt facility with the nature of the Company's capital investments and the expansion of divisional operations, on April 7, 1994, KLLM restructured its revolving line of credit. The Company has a $50,000,000 unsecured revolving line of credit with a syndication of banks. Borrowings of $35,000,000 were outstanding at year-end. At December 29, 1995, the weighted average interest rate on the revolving line of credit was 6.32%. Under the terms of the agreement, borrowings bear interest at
(i) the higher of prime rate or a rate based upon the Federal Funds Effective Rate, (ii) a rate based upon the Eurodollar rates, or (iii) an absolute interest rate as determined by each lender in the syndication under a competitive bid process at the Company's option. Facilities fees from 1/4% to 3/8% per annum are charged on the unused portion of this line.

     The Company entered into an interest rate swap arrangement with a bank that effectively established a fixed interest rate of 5.23% for two and one-half years beginning April 1, 1993 on approximately 14%, or $5,000,000, of the Company's outstanding revolving line of credit at December 30, 1994. The agreement expired September 29, 1995. At December 30, 1994, the weighted average interest rate on the remaining $31,000,000 of the revolving line of credit was 6.52%.

     Working capital needs have generally been met from net cash provided from operating activities. On April 5, 1994, in conjunction with restructuring the revolver debt facility, the working capital line of credit was renegotiated. The Company has $4,150,000 in unsecured working capital lines of credit with a bank, of which $651,000 was used at December 29, 1995, and $4,000,000 was used at December 30, 1994. Interest is at a rate based upon the Eurodollar rates with facility fees at 1/4% per annum on the unused portion of the line.

     At December 29, 1995, the aggregate principal amount of the Company's outstanding long-term indebtedness was approximately $66.0 million. Of this total outstanding, $4.0 million was in the form of 10.2% notes due July 15, 1998, $20.0 million in the form of 9.11% senior notes due
June 15, 2002, $35.0 million consisted of the revolving line of credit due April 7, 1997, and $7.0 million principal was relative to capital leases with varying maturities.

     The required principal payments on all indebtedness are anticipated to be $5.9 million in 1996, $39.8 million in 1997, $4.9 million in 1998, $6.3 million in 1999, $2.9 million in 2000, and $5.7 million thereafter.

     In March 1993, the Company completed an offering to the public of 1,150,000 shares of the Company's common stock, 100,000 shares of which were sold by stockholders. The net proceeds of the offering, approximately $19,551,000 were used to reduce the Company's borrowings under the revolving line of credit, various capital leases and a mortgage note.

     The Company anticipates that its existing credit facilities along with cash flow from operations will be sufficient to fund operating expenses, capital expenditures, and debt service.


 RESULTS OF OPERATIONS
     The following table sets forth the percentage of revenue and expense items to operating revenue for the periods indicated.

                                                  Percentage of
                                                Operating Revenue
						                                        --------------------


For the Year                                 1995	     1994	    1993
------------------------------------------------------------------------
Operating revenue                           100.0%     100.0%   100.0%
Operating expenses
     Salaries, wages and fringe benefits     29.1       28.8     30.6
     Operating supplies and expenses         27.7       28.9     34.4
     Insurance, claims, taxes and licenses    4.9        4.7      5.4
     Depreciation and amortization            9.6       10.0     11.2
     Purchased transportation and equipment
	    rent                                    22.3       16.7      6.4
     Other                                    4.4        4.5      4.8
     Gain on sale of revenue equipment        (.7)       (.4)     (.5)
					                                        ------     -----    -----
          Total operating expenses           97.3        93.2     92.3
					                                        ------     -----    -----
Operating income from continuing operations   2.7         6.8      7.7
Interest expense                              2.3         2.4      2.6
					                                       -----         ----	   -----
Earnings from continuing operations
before income taxes                           0.4         4.4      5.1
Income taxes                                  0.2         1.6      2.1
					                                        ------	      -----	  -----

Net earnings from continuing operations       0.2%        2.8%      3.0%
					                                         ======     ======	  =====

Year Ended December 29, 1995 Compared to Year Ended December 29, 1994

  Operating revenue for the year ended December 29, 1995 increased by $29,409,000 or 14% when compared to the year ended December 30, 1994.
The net revenue increase consisted of a 5% increase in the Company's traditional over-the-road temperature-controlled freight services, of which a 7% increase came from the owner-operator division, 1% decrease from rail services, 4% increase from transportation brokerage services, and 6% increase from the operation of the dry-van over-the-road truckload services.

  The basis for the net revenue increase consists primarily of a 2% increase in available Company-owned equipment, 6% increase in available owner-operated equipment, and a 6% increase from the new dry-van operation. The average revenue per mile decreased $0.02 to $1.14 for the year ended December 29, 1995 when compared to the year ended December 30, 1994.

  The operating ratio increased from 93.2% to 97.3% for the year ended December 29, 1995 when compared to the year ended December 30, 1994. The operating ratio for the traditional over-the-road truckload services increased from 92.5% to 97.5% primarily due to increases in certain variable and fixed operational costs: driver pay increased approximately $2.6 million, liability and workers' compensation insurance provision increased approximately $1.0 million, fuel increased approximately $1.2 million, and revenue equipment rent increased approximately $0.8 million. These increased costs accounted for 1.9%, 0.8%, 0.9% and 0.6%, respectively, of the increase in the operating ratio. Additionally, the increased operating ratio resulted from a significant increase in purchased transportation and equipment rental costs associated with the newer operations. As previously noted, these divisions are low margin which increases the operating ratio overall; however, they are not as capital intensive as the traditional over-the-road freight operation. At
December 29, 1995, the Company had 3.7 tractors per nondriver employee which was higher than the prior year ratio of 2.9, and consistent with the previously noted reduction in the nondriver work force during 1995.

  Interest expense from continuing operations for the year ended
December 29, 1995 was $5,554,000, with an additional $303,000 from discontinued operations, for a total of $5,857,000. It was approximately $748,000 greater than the year ended December 30, 1994. Interest expense increased due to a higher amount of outstanding debt on the revolving line of credit throughout the first 11 months of the year ended December 29, 1995 than was outstanding the year before and higher weighted average interest rate on the revolving line of credit throughout the majority of the year ended December 29, 1995 as compared to the previous year.

  The provision for income taxes for the year ended December 29, 1995 was $473,000 on continuing operations, based on a combined effective federal and state tax rate of 48%. This reflects an increase in the effective tax rate from 38% for the year ended December 30, 1994 as a result of an increase in nondeductible expenses as a percentage of pretax income.

  As a result of the foregoing, net earnings from continuing operations decreased $5,256,000 or 91% for the year ended
December 29, 1995 when compared to the year ended December 30, 1994.

Year Ended December 30, 1994 Compared to Year Ended January 2, 1994

  Operating revenue for the year ended December 30, 1994 increased by $45,017,000, or 27%, when compared to the year ended January 2, 1994. The net revenue increase consisted of 19% from the Company's traditional over-the-road temperature-controlled freight services, of which an 8% increase came from the owner-operator division, 6% from rail services, and 2% from transportation brokerage services.

  Excluding the newer divisions, the basis for the net revenue increase consisted of 8% from an increase in available Company-owned equipment, 7% from an increase in available owner-operated equipment, 2% from improvements in freight rates, and 2% from an increase in the average miles per week per Company-owned tractor. The average revenue per mile increased $0.03 to $1.16 for the year ended December 30, 1994 when compared to the year ended January 2, 1994.

  The operating ratio increased from 92.3% to 93.2% for the year ended December 30, 1994 when compared to the year ended January 2, 1994.
The operating ratio for the traditional over-the-road truckload services remained steady at 92.5% even though operating expenses increased approximately 0.3% due to a change in the treatment of certain previously non-deductible reimbursable expenses to the drivers.
The impact of this change was to recognize these costs as wages to the drivers, along with the associated Company payroll taxes; thus resulting in an increase in operating expenses, additionally allowing for a reduction in the effective tax rate due to the change in the status of these costs as a deductible expense for tax purposes. Overall, the increased operating ratio resulted from a significant increase in purchased transportation and equipment rental costs associated with the newer operations. As previously noted, these divisions are low margin which increases the operating ratio overall; however, they are not as capital intensive as the traditional over-the-road freight operation.
At December 30, 1994, the Company had 2.9 tractors per nondriver employee which was consistent with the prior year.

  Interest expense from continuing operations for the year ended
December 30, 1994 was $5,014,000, with an additional $95,000 from discontinued operations, for a total of $5,109,000. It was approximately $725,000 greater than the year ended January 2, 1994. Interest expense increased due to a higher amount of outstanding debt during the year ended December 30, 1994 than was outstanding the year before.

  The provision for income taxes for the year ended December 30, 1994 was $3,530,000 on continuing operations, based on a combined effective federal and state tax rate of 38%. This reflects a decrease in the effective tax rate from 41% for the year ended January 2, 1994 as a result of a decrease in nondeductible expenses as a percentage of pretax income as previously noted.

  As a result of the foregoing, net earnings from continuing operations increased by $827,000 or 17% for the year ended December 30, 1994 when compared to the year ended January 2, 1994.

SEASONALITY

  In the transportation industry, results of operations generally show a seasonal pattern because customers reduce shipments during and after the winter holiday season with its attendant weather variations. The Company's operating expenses have historically been higher in the winter months primarily due to decreased fuel efficiency and increased maintenance costs in colder weather.

Consolidated Balance Sheets



At Year-End					                                   1995		   1994
----------------------------------------------------------------------------
ASSETS						(In thousands)
CURRENT ASSETS
   Cash and cash equivalents			                      $0		 $ 1,397
   Accounts receivable:
      Customers (net of allowances of
	$479,000 in 1995 and $147,000
	in 1994)				                                     26,709		 23,325
      Other					                                   1,078 		   738
					 	                                            ------		------
						                                             27,787		24,063

   Inventories--at cost			                          1,315		 1,191
   Prepaid expenses:
      Tires				                                     4,096		 5,314
      Taxes, licenses and permits						             3,254  	2,812
      Other					                                      555		   952
						                                            -------		-------
					                                             	 7,905		 9,078

   Deferred income taxes---Note C	                  1,940		 1,450
                                            						-------		-------
      TOTAL CURRENT ASSETS			                      38,947 	37,179

PROPERTY AND EQUIPMENT---NOTE B
   Revenue equipment and capital leases		        158,710		162,677
   Land, structures and improvements	             12,664		 11,123
   Other equipment			                              8,194		  8,947
                                            						-------		-------
						                                           179,568		182,747
   Accumulated depreciation			                   (57,304)	(55,991)
					                                            	-------		-------
						                                           122,264		126,756
						                                            -------		-------
INTANGIBLE ASSETS,
  Net of accumulated amortization of
  $407,600 in 1995 and
  $120,000 in 1994---Note D		                      2,626		  2,142

OTHER ASSETS 					                                   411		------

           TOTAL ASSETS				                     $164,248	$166,077
                                           						========	========


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Notes payable to banks---Note B        	       $2,758	  $4,000
   Accounts payable				                            1,247    1,356
   Accrued expenses---Note I	                     11,829	   7,314
   Current maturities of long-term debt
   and capital leases				                          5,937	   2,483
						                                            -------	  ------
      TOTAL CURRENT LIABILITIES			                21,771	  15,153


LONG-TERM DEBT AND CAPITAL LEASES,
    Less current maturities---Note B	             59,594	  66,531

DEFERRED INCOME TAXES---Note C			                 16,915	  16,550

STOCKHOLDERS' EQUITY--Notes E and G
   Preferred stock, $0.01 par value;
   authorized shares---5,000,000; none issued
   Common stock, $1 par value;
   authorized shares---10,000,000;
   issued shares---4,552,219 in 1995
   and 1994;  outstanding shares---
   4,358,653 in 1995 and 4,481,251 in 1994         4,552     4,552
   Additional paid-in capital			                  32,815	   33,121
   Retained earnings				                          30,687    31,234
						                                            -------	  -------
						                                            68,054	   68,907
   Less Common Stock in Treasury, 193,566
  shares in 1995 and 70,968 shares in 1994,
  at cost					                                    (2,086)   (1,064)
						                                            -------	   -------
      TOTAL STOCKHOLDERS' EQUITY		                65,968	    67,843
						                                            -------	   -------
      TOTAL LIABILITIES AND STOCKHOLDERS'
	EQUITY					                                    $164,248   $166,077
						                                            =======	 =========


See accompanying notes.

Consolidated Statements of Operations



For The Year	(In thousands, except
share and per share amounts)		                   1995		  1994	   1993
---------------------------------------------------------------------------
OPERATING REVENUE			                          $239,685	 $210,27   $165,259

OPERATING EXPENSES:
   Salaries, wages and fringe benefits	         69,706	  60,572     50,574
   Operating supplies and expenses              66,414 	 60,867	    56,770
   Insurance, claims, taxes and licenses        11,773 	  9,960      8,977
   Depreciation and amortization---
	Note A				                                     23,017 	 20,962	    18,514
   Purchased transportation and
	equipment rent			                              53,370 	 35,073	    10,557
   Other				                                    10,481 	  9,357	     7,864
   Gain on sale of revenue equipment            (1,589)	   (816)      (753)
					                                           -------	--------    -------
      TOTAL OPERATING EXPENSES                 233,172	 195,975	   152,503
					                                          --------	--------   --------
      OPERATING INCOME FROM
	CONTINUING OPERATIONS 		                        6,513	  14,301	    12,756

OTHER INCOME AND EXPENSES:
   Interest and other income		                      32	      17		       11
   Interest expense			                          (5,554)	 (5,014)    (4,384)
					                                         ---------	 --------    -------
					                                           (5,522)	 (4,997)    (4,373)
					                                          ---------	--------    -------
        EARNINGS FROM CONTINUING
OPERATIONS BEFORE INCOME TAXES		                   991	   9,304      8,383
Income taxes---Note C			                           473	   3,530	     3,436
					                                          ---------	--------    -------
        NET EARNINGS FROM
CONTINUING OPERATIONS			                           518	   5,774	     4,947
LOSS FROM OPERATIONS OF
DISCONTINUED DIVISION
(Net of tax benefits
of $351, $355 and $136
respectively)--Note H			                          (624)	   (580)      (195)
        LOSS ON DISPOSAL  OF
DISCONTINUED DIVISION
(Net of tax benefit
  of $247)--Note H			                             (441)        0        	0
					                                         ----------	 ---------   -------
        NET EARNINGS (LOSS)		                    ($547)	  $5,194     $4,752
					                                         ==========	 =========  =========

        EARNINGS (LOSS) PER SHARE:
          From continuing operations             $0.12 	   $1.28      $1.14
          From operations of
	  discontinued division                         (0.14)	   (0.13)     (0.05)
          From disposal of discontinued
	  division			                                   (0.10)	    0.00       0.00
					                                          ---------	 ---------   -------
        NET EARNINGS (LOSS) PER COMMON
	SHARE			                                       ($0.12)	   $1.15      $1.09
					                                         ==========	 =========   =======


WEIGHTED AVERAGE NUMBER of COMMON
SHARES OUTSTANDING			                        4,478,827	 4,536,144   4,357,200
					                                        ========== ==========  =========

See accompanying notes.

Consolidated Statements of Stockholders' Equity


		                      Common Stock			        Additional	           Total
                        -------------
				                       Treasury Stock	     Paid-in  Retained	    Stock
							                    --------------                            holders'
(In thousands)	  Shares   Amount  Shares Amount Capital Earnings     Equity
--------------   -----------------------------------------------------------

BALANCE AT
JANUARY 3,
1993             3,468	   $3,468		            $14,351  $21,288	      $39,107

Common stock
issued upon
exercise
of stock options    33        33     		           248		                  281
Offering of
common stock---
Note E		         1,050	    1,050		             18,501	                19,551
Net earnings							                                      4,752	        4,752
		            ---------------------------------------------------------------
BALANCE AT
JANUARY 2, 1994  4,551     4,551 		            33,100	   26,040	      63,691
Purchase of
treasury shares,
at cost				                       (78)  1,158)                    			 (1,158)
Sale of common
stock---Note G			                   7	     94 	     9		                  103
Common stock
issued upon exercise
of stock options      1		      1			                12		                   13
Net earnings							                                        5,194	      5,194
		           ---------------------------------------------------------------
BALANCE AT
DECEMBER 30,
1994              4,552	    4,552   (71)(1,064)  33,121  	31,234	     67,843
Purchase of
treasury shares,
at cost				                        (172)(1,763)                   			 (1,763)
Sale of
common stock
---Note G			                          5		   74	    (22)		                 52
Common stock
issued upon
exercise
of stock options                     44		  667    (284)		                383
Net loss						                                              (547)       (547)
		           ----------------------------------------------------------------
BALANCE AT
DECEMBER 29,
1995		          4,552	    $4,552   (194)($2,086) $32,815 	$30,687	    $65,968
		           ================================================================


See accompanying notes.

Consolidated Statements of Cash Flows


For The Year	(In thousands)		                 1995 		    1994		     1993
-----------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Cash received from customers		             $248,165	  $215,150   $160,169
   Interest and other income received	              59	        17	        11
   Cash paid to suppliers and employees	      (217,523)	 (185,072)  (135,349)
   Interest paid		                              (5,999)	   (5,250)    (4,401)
   Income taxes refunded		                          87	       391	        41
   Income taxes paid			                           (856)	   (1,349)    (1,640)
					                                            --------- 	---------	------
NET CASH PROVIDED FROM
OPERATING ACTIVITIES			                         23,933	    23,887     18,831

CASH FLOWS FROM INVESTING
ACTIVITIES
   Purchase of Vernon Sawyer
   Assets---Note D			                           (6,758)
   Purchase of Fresh International
   Transportation, Inc.---Note D			                       (2,566)
   Purchases of property and equipment	        (19,890)  (36,108)     (41,807)
   Proceeds from disposition of
	  equipment			                                 11,166	    6,522	       5,184
					                                           -------- 	-------      	------
NET CASH FLOWS USED IN
INVESTING ACTIVITIES	                          (15,482)	 (32,152)     (36,623)

CASH FLOWS FROM FINANCING
ACTIVITIES
   Proceeds from sale of common stock               52	      103        19,551
   Proceeds from exercise of
	stock options			                                  383	       13	          281
   Purchase of Common Stock for
	Treasury			                                    (1,763)	  (1,158)
   Net increase (decrease) in
   borrowing under revolving
    line of credit			                           (1,000)	  10,500	        1,500
   Repayment of long-term debt
	and capital leases		                           (4,171)	  (2,665)	      (4,781)
   Net change in borrowing under
	working capital line of credit	                (3,349)	   2,000	        2,000
					                                         -----------	-----------	--------
NET CASH FLOWS (USED IN) PROVIDED
BY FINANCING ACTIVITIES			                      (9,848)	   8,793	       18,551
					                                        -----------	------------	--------
NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS			                         (1,397)      528 	         759
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR			                             1,397	      869	          110
		                                         			-----------	------------	--------
CASH AND CASH EQUIVALENTS AT
END OF YEAR			                                      $0	   $1,397	         $869
					                                        ===========	=============	========


RECONCILIATION OF NET EARNINGS
(LOSS) TO NET CASH
PROVIDED FROM OPERATIONS
   Net income (loss)			                         ($547)	   $5,194        $4,752
   Noncash expenses and gain
	included in income:
      Depreciation and amortization            23,141	    20,962 	      18,514
      Deferred income taxes		                    (125)	    2,850	        2,460
      Book value of equipment written
	off in accidents		                               375	       241	          178
      (Increase) in accounts receivable         2,287) 	  (1,995)	      (5,947)
      (Increase) decrease in inventory
	and prepaid expenses		                         1,069	    (1,375)	      (1,962)
      (Increase) in other assets	                (411)     -----	        -----
      Increase (decrease) in accounts
	payable and accrued expenses                   4,382	    (1,174)	       1,589
      Gain on sale of equipment		              (1,664)      (816)	        (753)
					----------	----------	--------
NET CASH PROVIDED FROM OPERATIONS   	         $23,933    $23,887     	 $18,831
					                                          ==========	===========	========


See accompanying notes.

Notes to Consolidated Financial Statements


NOTE A---SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Business. The Company, through its wholly-owned subsidiary, KLLM, Inc., provides transportation services in North America for both temperature-controlled and dry commodities. Services provided include over-the-road long haul, regional, and intermodal transportation. The demand for transportation services is affected by general economic conditions and is subject to seasonal demand for certain commodities and severe weather conditions.

     Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to conform with current year presentation.

     Cash Equivalents. Cash equivalents are stated at cost which approximates market.

     Tires in Service. The cost of original equipment and replacement tires placed in service is capitalized and amortized over the estimated useful life of the tires. The cost of recapping tires is expensed as incurred.

     Property and Equipment. Property and equipment is stated at cost. Depreciation of property and equipment is provided by the straight-line method over the estimated useful lives. Gains and losses on sales or exchanges of property and equipment are included in operations in the year of disposition. The Company changed the estimated salvage value of certain revenue equipment as of January 4, 1993 to reflect increases in the prices for used equipment. The change resulted in an increase to the net loss of $281,000, or $0.06 per share, for the year ended December 29, 1995, resulting from a decrease to the gain on sale of revenue equipment partially offset by lower depreciation expense, and a decrease in depreciation expense of $716,000 and an increase in net earnings of $415,000, or $0.09 per share, for each of the years ended December 30, 1994 and January 2, 1994.

     Use of estimates. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Revenue Recognition. Revenue is recognized on the date the freight is received for shipment. Estimated costs of delivery of shipments in transit are accrued. The Company's method of revenue recognition is not materially different from the method of recognizing revenues based on relative transit time incurred which is considered an acceptable method of accounting for freight-in-transit by the Emerging Issues Task Force of the Financial Accounting Standards Board.

     Earnings Per Common Share. Earnings per common share is based on the weighted average number of common shares outstanding during each year.

     Fiscal Year. The Company's fiscal year-end is the Friday nearest D ecember 31, which was December 29, 1995 and December 30, 1994 for the past two fiscal year ends. Prior to this, the Company's fiscal year-end was the Sunday nearest December 31, which was January 2, 1994 for the prior year. The change in fiscal year-end cut-off did not have a significant effect on the Company's results of operations or financial condition for fiscal years ended December 29, 1995 and December 30, 1994.

     Impact of Recently Issued Accounting Standards.  In March 1995, the
FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.
Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.


Notes To Consolidated Financial Statements (Continued)

NOTE B---CREDIT FACILITIES, DEBT AND CAPITAL LEASES


Long-term debt and capital leases consisted
of the following:                                   1995    	1994
-------------------------------------------------------------------------

(In thousands)
9.11% unsecured notes payable to
insurance companies with semi-annual
interest payments and annual principal
payments of $2,857,000 from 1996
through 2002                   		                 $20,000	  $20,000

10.2% unsecured notes payable to
insurance company with semi-annual
interest payments and annual principal
payments of $1,250,000 through July 1998            3,750	    5,000

Revolving line of credit with banks,
with floating interest(6.32% weighted average rate at
December 29, 1995)			                              35,000  	 36,000

Capital lease obligations with interest
rates from 6.2% to 6.68%
and monthly payments of $144,000 through
June 1999              			                          6,781	    8,014
					                                       -------------	----------
                                                   65,531    69,014

Less current maturities                            (5,937)   (2,483)
					                                       -------------   ----------
                                                  $59,594  	$66,531
					                                         =============	==========


     Capital lease obligations represent leased revenue equipment capitalized for $10,938,000 with accumulated amortization of ation of
$4,443,000 and $3,228,000 at year-end 1995 and 1994, respectively.

     The Company has a $50,000,000 unsecured revolving line of credit.
In accordance with the agreement, the Company has agreed to limit assets pledged on any other borrowing. At December 29, 1995, $15,000,000 was available to the Company under the revolving line of credit. Under the terms of the agreement, borrowings bear interest at (i) the higher of prime rate or a rate based upon the Federal Funds Effective Rate,
(ii) a rate based upon the Eurodollar rates, or (iii) an absolute interest rate as determined by each lender under a competitive bid process at the Company's option. Facilities fees from 1/4% to 3/8% per annum are charged on the unused portion of this line.

     The aggregate annual maturities of long-term debt and capital leases at December 29, 1995 are as follows:




                    	  Long-term 	      Capital
(In thousands)         Debt             Leases	       Total
--------------------------------------------------------------------------
1996		                 $    4,107      $   2,204      $ 6,311
1997                       39,107          1,045       40,152
1998                        4,107          1,045        5,152
1999                        2,857          3,498        6,355
2000                        2,857          -------      2,857
Thereafter                  5,715          -------      5,715
			                       ------------     --------    ------
                           58,750           7,792      66,542
Less amount
representing interest      -------         (1,011)     (1,011)
		                       	----------	   -----------	   -------
                         $ 58,750      	$   6,781      $65,531
			                      ==========   	===========   	========


     The Company also has $4,150,000 in unsecured working capital lines of credit, of which $651,000 was used at December 29, 1995. Interest is at a rate based upon London Interbank Offered Rate (LIBOR) on borrowings on the working capital lines with facility fees at 1/4% per annum on the unused portion of the line.

     Under the terms of the lines of credit and notes payable agreements, the Company agreed to maintain minimum levels of consolidated tangible net worth and cash flows, to limit additional borrowing based on a debt-to-consolidated tangible net worth ratio, and to restrict assets that can be pledged on any other borrowings. The agreements also establish limits on dividends, stock repurchases, and new investments. The Company is in compliance with these provisions at year-end 1995 and 1994, as amended subsequent to year end December 29, 1995.

Notes To Consolidated Financial Statements (Continued)


NOTE C---INCOME TAXES

     The Company adopted the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" effective January 1, 1993. The adoption of Statement 109 had no material effect on the Company's accounting for income taxes. Prior to the adoption of Statement 109, income tax expense and the classification of deferred income taxes were determined using the method prescribed by Statement 96, which is superseded by Statement 109.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:

(In thousands)                                    1995      	1994
--------------------------------------------------------------------------
Deferred Tax Assets:
     Allowance for doubtful accounts              $  173       $  57
     Accrued expenses                              1,767       1,393
                                          						  -------      ------
                                                  $1,940      $1,450
						                                            =======     =======

Deferred Tax Liabilities:
     Property and equipment                      $19,305     $17,465
     Intangibles                                     (40)     -----
     Net Operating Loss Carryforward              (1,414)     -----
     Alternative minimum tax carry forward	        (936)       (915)
                                           						---------    --------
					                                            $16,915     $16,550
						                                           =========    ========


     Income tax expense (benefit) consist of the following:


(In thousands)             	      1995	   1994        1993
-----------------------------------------------------------------------

Current:
     Federal                     $ ----	  $ 230       $ 550
     State                         ----      95         290
				                           --------	  -------    --------
                                   ----     325         840
Deferred:
     Federal                $ (115)       2,600	      2,150
     State                     (10)         250         310
				                         --------	  -------    --------
                              (125)       2,850       2,460

Total income tax
expense (benefit)          $  (125)      $3,175      $3,300
Less:  Income tax benefit
allocated to discontinued
 operations                   (351)        (355)       (136)
    Income tax benefit
    allocated
    to loss on disposal of
    discontinued operations   (247)       -----       -----
				                          --------	 --------    --------
Income Tax Expense
attributable
to continuing operations    $   473       $3,530      $ 3,436
				                          =========	 =========   ========

    The reconciliation of income tax computed at the federal statutory tax rate to income tax expense is as follows:

(In thousands)                        1995        1994         1993
-----------------------------------------------------------------------------
Statutory federal income
tax rate                            $ (228)    	$ 2,845      $ 2,738
Nondeductible driver related
expenses                             ------      -----           294
State income taxes, net                 (7)         232          396
Other 				                             110           98         (128)
				                                 ------	     ------	     --------
                                 $    (125)    $  3,175     $  3,300
				                               =========    ========	    =========


     The Company has a net operating loss carryforward for income tax purposes of approximately $3,725,000, which expires in the year 2010.


Notes to Consolidated Financial Statements (Continued)


NOTE D---ACQUISITIONS

     Effective May 1, 1995, the Company acquired substantially all of the assets of Vernon Sawyer, Inc., a regional dry-van truckload carrier based in Bastrop, Louisiana. Results from operations of the Company include operations of the net assets acquired since May 1, 1995. Acquisition cost includes $772,000 of intangibles, a three year non-compete agreement. The non-compete agreement is being amortized by the straight-line method over the life of the agreement.

     Pro forma unaudited revenues, net income (loss) and net income (loss) per share for the years ended December 29, 1995 and December 30, 1994, assuming the purchase of substantially all of the assets of Vernon Sawyer, Inc. had occurred on January 3, 1994, would have been $245,193,000, ($406,000), and ($0.09), and $226,094,000, $5,355,000, and $1.18,
respectively.

     Effective March 1, 1994, the Company acquired all of the outstanding stock of Fresh International Transportation, Inc., a company which provides temperature controlled transportation via double-stack containers on railroads. Results from, operations of the Company include operations of Fresh International Transportation, Inc. since March 1, 1994. The excess purchase price over the fair value of the assets acquired is classified as goodwill and is included in intangibles in the accompanying balance sheet. Goodwill is being amortized by the straight-line method over fifteen years. Prior operations of Fresh International Transportation, Inc. are immaterial to the Company's revenues, net earnings and earnings per sha3.


NOTE E---OFFERING OF COMMON STOCK

     In March 1993, the Company completed an offering of 1,150,000 shares of the Company's common stock, 100,000 shares of which were sold by stockholders, with net proceeds to the Company of approximately $19,551,000. Proceeds from the offering were used to reduce the Company's borrowing under the revolving line of credit, capital leases and a mortgage note.


NOTE F---CONCENTRATIONS OF CREDIT RISK

     The Company had one customer which accounted for operating revenues of $23,311,000 in 1995, $29,353,000 in 1994, and $24,915,000 in 1993.

     Trade accounts receivable are the principal financial instruments that potentially subject the Company to significant concentrations of credit risk. The Company performs periodic credit evaluations of its customers and credit losses have been insignificant and within management's expectations.


NOTE G---EMPLOYEE BENEFIT PLANS

     The Company sponsors a defined contribution plan covering substantially all of its employees. Contributions to the plan are 200% of the employee contribution up to 4% of each covered employee's salary. Contributions under the plan approximated $653,000, $486,000, and $345,000 in 1995, 1994, and 1993,
respectively.

     The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock options granted.


Notes to Consolidated Financial Statements (Continued)

      Under the Company's Incentive Stock Option Plan 533,333 shares of Common Stock have been reserved for grant to key employees and directors. Options to purchase an aggregate of 332,000 shares at prices ranging from $7.125 to $21.00 per share are outstanding at December 29, 1995. At December 29, 1995, options for 203,000 shares were exercisable.

     In April 1987, the stockholders approved an employee stock purchase plan reserving 133,333 shares of Common Stock for the plan. Substantially all employees are eligible to participate and may subscribe for 10 to 300 shares each. During 1995, 4,902 shares were purchased and in 1994, 6,532 shares were issued pursuant to the plan. Subsequent to December 29, 1995, an additional 17,489 shares have been subscribed for by employees.


NOTE H---DISCONTINUED OPERATIONS

     The Company's management reached the decision to discontinue its international division which primarily provided maritime transportation services. Cessation of operations began on November 30, 1995, and are expected to be completed by June 30, 1996, after certain contractual obligations are completed.

     Sales of the international division were $10,651,000, $6,869,000, and $222,000 in 1995, 1994, and 1993, respectively. The loss on disposal of discontinued operations includes approximately $62,000 (net of $35,000 tax benefit) of operational losses from November 30, 1995 through December 29, 1995. No additional loss from operations of the discontinued division through the disposal date are anticipated by the Company.

     Interest expense of $303,000, $95,000, and $0 was allocated to discontinued operations in 1995, 1994 and 1993, respectively, based on the relative net assets of the discontinued operations compared to total net assets.

     At December 29, 1995, the assets of the division consisted primarily of trade accounts receivable of $1,658,000 and liabilities of $1,010,000, which include estimated costs to close the division.


NOTE I---COMMITMENTS AND CONTINGENCIES

     The Company self-insures for losses related to liability and workers' compensation claims with excess coverage by underwriters on a per incident basis. Accrued expenses include $3,827,000 at December 29, 1995 and $2,640,000 at December 30, 1994 applicable to claims payable.
The ultimate cost for outstanding claims may vary significantly from current estimates.

     The Company leases certain revenue equipment and data processing equipment under operating leases that expire over the next six years.
The leases require the Company to pay the maintenance, insurance, taxes and other expenses in addition to the minimum monthly rentals.
Future minimum payments under the leases at December 29, 1995 are $7,590,000 in 1996, $7,356,000 in 1997, $6,601,000 in 1998, $4,348,000 in 1999, and
$952,000 in 2000. Rental expense applicable to noncancelable operating leases totaled $7,042,000 in 1995, $2,769,000 in 1994, and $2,288,000 in 1993.

     The Company has entered into heating oil (diesel fuel) swap agreements in order to hedge its exposure to price fluctuations on approximately 12% of its 1996 anticipated fuel requirements and less than 1% of its 1997
anticipated fuel requirements.   Gains and losses on hedging contracts are
recognized in operating expenses as part of the fuel cost over the hedge period. Also, the Company establishes prices for a portion of its anticipated fuel purchases over specified periods of time through various fuel purchase agreements.

     The Company is also involved in various claims and routine litigation incidental to its business. Management is of the opinion that the outcome of these other matters will not have a material adverse effect on the consolidated financial position or operations of the Company.

Report of Independent Auditors

The Board of Directors and Stockholders
KLLM Transport Services, Inc.

     We have audited the accompanying consolidated balance sheets of KLLM Transport Services, Inc. and subsidiaries as of December 29, 1995 and December 30, 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KLLM Transport Services, Inc. and subsidiaries at December 29, 1995 and December 30, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 29, 1995, in conformity with generally accepted accounting principles.

Jackson, Mississippi
January 29, 1996, except for Note B as to which the date is March 13, 1996

Directors And Officers


BOARD OF DIRECTORS                           OFFICERS  (Continued)

BENJAMIN C. LEE, JR..                        IRENE C. HOWARD
Chairman of the Board                        Corporate Group
KLLM Transport Services, Inc.                Vice President--Human Resources
                                             and
                                             Risk Management
STEVEN K. BEVILAQUA
President and Chief Executive Officer        C. ALAN CLARK
KLLM Transport Services, Inc.                Corporate Group
                                             Vice President--Information
                                             Systems
WALTER P. NEELY, PH. D.
J. Army Brown Chair of Business              JAMES T. MERRITT
Administration                               Transport Group
Professor of Finance                         Senior Vice President--
Sales and Marketing
Else School of Management,
Millsaps College
                                             STEVEN L. DUTRO
JAMES L. YOUNG                               Transport Group
Attorney                                     Vice President--Finance
Young, Williams, Henderson
and Fuselier, P.A.
                                             WILLIAM M. CREEL
LELAND R. SPEED				                          Transport Group
Chairman of the Board and 		                 Vice President--
Chief Executive Officer                	     Field Operations
The Parkway Company
                                             JOSEPH. M. STIANCHE
C. TOM CLOWE, JR.                            Transport Group
President and Chief Operating Officer        Vice President--Maintenance
Missouri Gas Energy
                                             VINCENT A. SCHOTT
                                             Transport Group
OFFICERS                                     Vice President--
                                             Information Systems

BENJAMIN C. LEE, JR.    		                   JAMES M. RICHARDS, JR.
Chairman of the Board                        Transport Group
                                             Vice President--Customer Service
STEVEN K. BEVILAQUA
President and Chief Executive Officer        THOMAS J. SHEPHERD
                                             Transport Group
J. KIRBY LANE                                Vice President--Dedicated Logistics
Executive Vice President and Chief
      Financial Officer

JAMES P. SORRELS
President--Express Systems and
      Contract Logistics

WILLIAM J. LILES III
President--Rail Services

KENNETH O. ANDERS
President--International Operations

NANCY M. SAWYER
President--Vernon Sawyer



Stockholder Information


CORPORATE  OFFICES
KLLM Transport Services, Inc.
3475 Lakeland Drive
Jackson, Mississippi  39208
(601) 939-2545

TRANSFER  AGENT
Society National Bank
Corporate Trust Division
P. O. Box 6477
Cleveland, Ohio  44101
(800) 542-7792

INDEPENDENT  AUDITORS
Ernst & Young LLP
Jackson, Mississippi

FORM  10-K
Information about KLLM Transport Services, Inc., including the Form 10-K, may be obtained without charge by writing to Mr. J. Kirby Lane, Executive Vice President, at the Company's corporate offices.

ANNUAL  MEETING
10:00 a.m.
April 16, 1996
KLLM Corporate Offices
3475 Lakeland Drive
Jackson, Mississippi