Form 10-K, Exhibit 13
period 1997-01-03
KLLM TRANSPORT SERVICES INC
filed 1997-04-03
CIK 793765

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

                  The shares of KLLM Transport Services, Inc. trade on the Nasdaq National Market under the symbol KLLM.


               Financial and Operating Highlights

(In thousands, except per share and
operating data)                                       1996        1995
STATEMENT OF OPERATIONS DATA:
Operating revenue                                     $256,688    $239,685
Operating income from continuing operations              6,350       6,513
Net earnings from continuing operations                    905         518
Earnings per share from continuing operations          $  0.21    $   0.12
Weighted average shares outstanding                      4,365       4,479

BALANCE SHEET DATA:
Total assets                                          $159,894    $164,248
Long-term debt, less current maturities                 49,747      59,594
Stockholders' equity                                    66,500      65,968

OPERATING DATA:
Operating ratio (1)                                      97.5%        97.3%
Total miles travelled (000s)(2)                        184,260     175,967
Average miles per tractor(2)                           113,602     112,645
Average revenue per total mile(2)                      $  1.14     $  1.14
Equipment at year-end:
                  Company Operated tractors              1,390       1,485
                  Owner-operated tractors                  366         291
                              Total tractors             1,756       1,776
                  Refrigerated trailers                  2,114       2,150
                  Dry-van trailers                         493         384
                              Total trailers             2,607       2,534
                  Refrigerated rail containers             200         202


-----------------
               1 Operating expenses as a percent of operating revenues on continuing operations.
               2 Traditional over-the-road temperature-controlled freight operations only.

                          Letter to Shareholders

                  Over the past year and a half, we have made many significant changes at KLLM: changes in our management team, organizational configuration and cost structure. While there is still work to be done, we have completed the most difficult tasks of rebuilding KLLM and are beginning to see good signs of a more vibrant and progressive company. We have laid a new foundation and put in place a strategy which we believe will lead to operational excellence, superior customer service and significantly higher stockholder returns in the future.

                                1996 Results
                  To understand our results for 1996, we believe it is important to look at the environment for trucking companies over the previous couple of years. In the early 1990s our industry enjoyed healthy growth. In anticipation of continued strong demand, KLLM expanded the size of its fleet and started several new ventures. When demand did not materialize as expected in 1995, due to a number of factors both within and outside our control, our trucks, people and other assets were underutilized and our earnings suffered. While we increased capacity, freight demand remained constant, freight rates fell and our new ventures performed poorly.

                  While our overall results were better in 1996 than in 1995, the combination of weak market demand, a shortage of qualified drivers and our lack of a focused sales and marketing plan made 1996 a difficult and disappointing year for our largest division, the Transport Group, which provides temperature-controlled services using Company-owned equipment. Compared with the previous year, 1996 total operating revenue increased 7 percent to $256.7 million. Net earnings from continuing operations rose 75% to 905,000, or $.21 per share, compared with $518,000, or $.12 per share, for 1995.

                             KLLM Rebuilds

                  KLLM assertively responded to the market conditions and our own shortcomings, starting with a new management team. Between mid-1995 and the end of 1996, KLLM named a new chief executive officer; a new senior vice president of sales; new vice presidents of finance and strategic planning, field operations, and maintenance; and a new president of Express Systems, our owner-operator division. We realigned responsibilities, streamlined our corporate structure and instituted accountability at all levels of our organization. Today, we have a much stronger, more focused management team with clearly defined performance objectives.

                  In addition, we discontinued our international maritime service, reintegrated our rail operations with our truck operations, and closed our freight brokerage division. During the same period, we acquired Vernon Sawyer, a highly successful regional dry freight operator, which has produced steady growth in both revenue and profits. The Company is now structured to comprise three core truckload operations: the Transport Group; Express Systems; and Vernon Sawyer. While weak demand has inhibited optimization in both the Transport Group and Express Systems, Express Systems has produced favorable returns while the Transport Group has not. Vernon Sawyer has generated above average returns, reflecting significant growth and an excellent cost structure.

                  Throughout the past eighteen months, we cut costs wherever possible. Since mid-1995, we redeployed our human assets, cutting jobs in some areas and adding them in others such as outside expense control, which manages pallet and lumper costs. Overall, we reduced total employment by approximately 155 people and cut total annual non-driver payroll by roughly $5.2 million. In addition, we consolidated Transport Group driver terminals, reducing the number from thirteen in mid-1995 to seven today. We reduced the Company-operated fleet by approximately 90 tractors and transferred 60 tractors to Vernon Sawyer to address both the underutilization of equipment and the driver shortage affecting the Transport Group.

                  In 1996, we also adopted the concept of economic value added, or EVA_, as a tool to guide our business decisions and measure our performance. In simple terms, EVA_ is what remains of our operating profit after we deduct the cost of capital. It causes us to take into account the capital as well as operating costs of all our operations.
It is helping us understand which of our operations are making a positive contribution in building stockholder value. Armed with this EVA_ tool, we will be able to invest our resources strictly based on measurable returns. As EVA_ matures in our Company, the concept will not only guide our decisions but also serve as the basis for incentive compensation for employees throughout the Company. Over the long term, EVA_ has proven to correlate more closely with market value than most other measures. We believe focusing on improving EVA_ will result in higher and more consistent returns for the stockholders of KLLM.

                        Strategy for Success

                  While the changes we have made over the past year and a half have lowered our break-even level and sharpened our focus, the most important change affecting our long-term future is the development of a well defined strategy for success.

                  The temperature-controlled freight-for-hire market is roughly a $4.7 billion market. With $257 million in annual sales, KLLM has substantial opportunities to grow its share of the market. Moreover, independent studies suggest that demand for truckload intermodal freight transportation may grow at 4% per year over the next decade. However, costs will likely increase at least as fast as freight rates, and growth for growth's sake will no longer lead to success. A shortage of new drivers entering the industry and customer requirements for higher service standards and more customized services will present additional challenges. To meet all of these challenges head-on and capitalize on the opportunities in our market, KLLM has developed a strategy which we believe will lead to long-term success.

                  - We will use economic value added as a guide to invest our capital based on real, measurable returns.

                  - We will concentrate on customer selection, targeting customers which are interested in building "partnerships," are willing to pay adequately for superior total service, and have potential for growth.

                  - We will sharpen and maintain our focus on operational excellence, working to reduce costs without sacrificing service quality.


                  - We will bring our mix of equipment and levels of service in line with customer demand, growing capacity only in areas where returns on investment are favorable.

                  - We will supplement our driver force with owner operators, subcontractors and intermodal transportation.

                  -We will seize the initiative and be proactive, not reactive, to changes in market conditions and our competition.

                  - We will be the best in customer service, which will lead to long-term, "total service" relationships with our customers. These relationships in turn will result in more stable revenues, better capacity planning, cooperation in efficiency gains, and market share growth.

                  - We will keep our capacity flexible by growing our owner operator fleet, utilizing short-term rentals of revenue equipment, transferring equipment between our fleets and tying employees pay to performance.

                  - We will take advantage of opportunities to build key customer relationships, acquire bargain priced assets, hire drivers and make our operations more efficient.

                        Commitment to Succeed

                  Last fall, ten officers of KLLM's management team demonstrated our confidence in the new direction of our Company by obligating ourselves to purchase a significant number of shares of KLLM stock over the next five years. The Securities Purchase Agreements signed by this group of officers are an indication of our commitment to build the economic and stockholder value of this Company. With a heightened sense of ownership, responsibility and entrepreneurship, our motivation to work for the long-term benefit of KLLM and all of its stockholders has never been greater.

               Steven K. Bevilaqua
               President and Chief Executive Officer

              Selected Financial and Operating Data

(In thousands, except
per share and operating
data)                           1996      1995      1994      1993     1992
STATEMENTS OF OPERATIONS DATA:
Operating revenue               $256,688  $239,685  $210,276 $165,259 $143,451
Operating expenses               250,338   233,172   195,975  152,503  131,655
Operating income from
 continuing operations             6,350     6,513    14,301   12,756   11,796
Interest and other income             59        32        17       11        4
Interest expense                  (4,783)   (5,554)   (5,014) (4,384)  (4,521)
Earnings from continuing
operations before income taxes     1,626       991     9,304    8,383    7,279
Income taxes                         721       473     3,530    3,436    3,050
Net earnings from continuing
operations                           905       518     5,774    4,947    4,229
Loss from operations of
discontinued division,
net of tax benefits                  _       (624)      (580)   (195)       _
Loss on disposal of discontinued
division, net of tax benefit       (139)     (441)        _       _         _
Net earnings (loss)                 $766    $(547)     $5,194  $4,752     $4,229

Earnings (loss) per share:
From continuing operations         $0.21     $0.12      $1.28   $1.14      $1.23
From operations of
discontinued division                _      (0.14)     (0.13)  (0.05)        _
From disposal of discontinued
division                          (0.03)    (0.10)        _       _          _
Net earnings (loss) per
common share                       $0.18   $(0.12)      $1.15   $1.09      $1.23
Weighted average common
shares outstanding                 4,365     4,479      4,536   4,357      3,449

BALANCE SHEET DATA (AT YEAR-END):
Net property and equipment      $121,875  $122,264   $126,756 $117,322  $ 98,638
Total assets                     159,894   164,248    166,077  150,094   123,142
Total liabilities                 93,394    98,280     98,234   86,403    84,035
Long-term debt, less current
maturities                        49,747    59,594     66,531   58,514    61,256
Stockholders' equity              66,500    65,968     67,843   63,691    39,107

OPERATING DATA:
Operating ratio (1)                97.5%     97.3%      93.2%    92.3%     91.8%
Average number of truckloads
per week(2)                        3,250     3,176      2,871    2,420     2,001
Average miles per trip(2)          1,070     1,065      1,082    1,087     1,228
Total miles travelled (000s)(2)  184,260   175,967    161,584  136,777   130,206
Average revenue per total mile(2)  $1.14     $1.14      $1.16    $1.13    $1.10
Empty mile percentage(2)           11.3%     11.6%       9.8%    10.3%    10.6%
Equipment at year-end:
  Company-operated tractors        1,390     1,485      1,290    1,240    1,063
  Owner-operated tractors            366       291        242       85      _
  Total tractors                   1,756     1,776      1,532    1,325    1,063
  Refrigerated trailers            2,114     2,150      2,115    1,955    1,694
  Dry-van trailers                   493       384         _       _        _
  Total trailers                   2,607     2,534      2,115    1,955    1,694
  Refrigerated rail containers       200       202        150      _        _
  Ratio of tractors to non-driver
   employees at year-end             4.0       3.7        2.9      2.9      2.7


-------
               1 Operating expenses as a percent of operating revenues on continuing operations.
               2 Traditional over-the-road temperature-controlled freight operations only.

         Selected Quarterly Data- Market and Dividend Information


Selected Quarterly Data (Unaudited)

                             First       Second      Third     Fourth
(In thousands, except       Quarter      Quarter     Quarter   Quarter
per share amounts)
1996
Operating revenue          $63,736       $67,110    $62,466      $63,376
Operating income from
 continuing operations         607         2,735      1,463        1,545
Net earnings (loss) from
 continuing operations       (406)           959        130          222
Net earnings (loss)          (386)           945         91          116
Earnings (loss) per share  $(0.09)         $0.22      $0.02        $0.03

1995
Operating revenue          $53,423       $60,971    $63,158      $62,133
Operating income from
 continuing operations       2,352         2,747        697          717
Net earnings (loss) from
 continuing operations         619           810      (474)        (437)
Net earnings (loss)            430           681      (515)      (1,143)
Earnings (loss) per share    $0.10         $0.15    $(0.11)      $(0.26)



             Market And Dividend Information

                  The Company's common stock is traded on the Nasdaq National Market under the symbol KLLM. The number of stockholders, including beneficial owners holding shares in nominee or "street" name, as of March 3, 1997, was approximately 1,600. The Company has never declared or paid a cash dividend on its common stock. The current policy of the Board of Directors is to continue to retain earnings to finance the continued growth of the Company's business.

                  The following table shows quarterly high and low prices for the common stock for each quarter of 1996 and 1995:


FISCAL  YEAR  1996                       High       Low
First Quarter                          $11 3/4      $10
Second Quarter                         $13 3/4      $10 3/4
Third Quarter                          $13 1/4      $11 3/4
Fourth Quarter                         $11 7/8      $ 9 3/8

FISCAL  YEAR  1995                       High       Low
First Quarter                          $16          $12 3/4
Second Quarter                         $14 1/2      $12
Third Quarter                          $13 1/4      $ 9
Fourth Quarter                         $11 1/2      $ 9 3/4

               Management's Discussion and Analysis of Results of
Operations and Financial Condition

                  KLLM Transport Services, Inc.'s primary sources of liquidity are its cash flow from operations and existing credit agreements of KLLM, Inc., a wholly-owned subsidiary. During the years ended January 3, 1997 and December 29, 1995, the Company generated $33.5 million and $23.9 million, respectively, in net cash provided from operating activities. This cash flow in 1996 combined with limited capital expenditures allowed the Company to reduce long-term debt and capital leases by approximately $11,000,000.

                  Capital resources required by the Company during 1996 continued to be less significant than in prior years as the Company continued to maintain the overall size of the fleet by decreasing Company-owned equipment and increasing owner-operated equipment. In 1996, the Company-owned fleet decreased by 95 tractors and 36 temperature controlled trailers, net of replacements. Capital expenditures, net of proceeds from trade-ins during 1996, were approximately $20,153,000. Net capital expenditures in 1995 were $8,724,000. Capital resources required by the Company during 1995 were much less significant primarily because KLLM, Inc., in January 1995, entered into an operating lease for the majority of its revenue equipment needs for 1995. The payment terms of the operating lease were more favorable than could have been obtained with financing or capital leasing. Net capital expenditures in 1997 are expected to be approximately $11,906,000

                  The Company has a $50,000,000 unsecured revolving line of credit with a syndication of banks. Borrowings of $30,000,000 were outstanding at year-end. At January 3, 1997, the weighted average interest rate on the revolving line of credit was 6.29%. Under the terms of the agreement, borrowings bear interest at (i) the higher of prime rate or a rate based upon the Federal Funds Effective Rate, (ii) a rate based upon the Eurodollar rates, or (iii) an absolute interest rate as determined by each lender in the syndication under a competitive bid process at the Company's option. Facilities fees from 1/4% to 3/8% per annum are charged on the unused portion of this line.

                  Working capital needs have generally been met from net cash provided from operating activities. The Company has a $4,000,000 unsecured working capital line of credit with a bank, of which $3,400,000 was used at January 3, 1997, and $651,000 was used at December 29, 1995. Interest is at a rate based upon the Eurodollar rates with facility fees at 1/4% per annum on the unused portion of the line. This working capital line of credit is used to minimize idle cash in the bank and is tied to cash equivalent investments for any excess cash. On the last day of 1995 all cash had been applied to the working capital line of credit. At year end 1996, cash and cash equivalents on the balance sheet totaled $2,874,000.

                  At January 3, 1997, the aggregate principal amount of the Company's outstanding long-term indebtedness was approximately $54.6 million. Of this total outstanding, $2.5 million was in the form of 10.2% notes due July 15, 1998, $17.1 million in the form of 9.11% notes due June 15, 2002, $30.0 million consisted of the revolving line of credit due April 7, 1999, and $5.0 million principal was related to capital leases with varying maturities.

                  The required principal payments on all indebtedness are anticipated to be $4.8 million in 1997, $4.9 million in 1998, $36.3 million in 1999, $2.9 million in 2000, $2.9 million in 2001, and $2.8 million thereafter.

                  The Company periodically enters into heating oil (diesel fuel) swap agreements to hedge its exposure to price fluctuations on various levels of its anticipated fuel requirements. Gains and losses on hedging contracts are recognized in operating expenses as part of the fuel cost over the hedge period.

          The Company anticipates that its existing credit facilities along with cash flow from operations will be sufficient to fund operating expenses, capital expenditures, and debt service.

               RESULTS OF OPERATIONS

                  The following table sets forth the percentage of revenue and expense items to operating revenue for the periods indicated.


                                             Percentage of
                                           Operating Revenue
For the Year                            1996        1995        1994
Operating revenue                       100.0%      100.0%      100.0%
Operating expenses:
 Salaries, wages and fringe benefits    27.9        29.1        28.8
 Operating supplies and expenses        27.4        27.7        28.9
 Insurance, claims, taxes and licenses   5.5         4.9         4.7
 Depreciation and amortization           8.6         9.6        10.0
 Purchased transportation and
  equipment rent                        24.9        22.3        16.7
 Other                                   3.8         4.4         4.5
 Gain on sale of revenue equipment      (.6)        (.7)         (.4)
Total operating expenses                97.5        97.3        93.2
Operating income from continuing
 operations                              2.5         2.7         6.8
Interest expense                         1.8         2.3         2.4
Earnings from continuing operations
 before income taxes                     0.7         0.4         4.4
Income taxes                             0.3         0.2         1.6

Net earnings from continuing operations  0.4%        0.2%        2.8%


               Year Ended January 3, 1997 Compared to Year Ended
December 29, 1995

                  Operating revenue for the year ended January 3, 1997 increased by $17,003,000 or 7% when compared to the year ended December 29, 1995. The net revenue increase consisted of a 4% increase in the Company's traditional over-the-road temperature-controlled freight services, 1% decrease from rail services, 2% decrease from transportation brokerage services, and 6% increase from the operation of the dry-van over-the-road truckload services. The average revenue per mile including fuel surcharges remained constant at $1.14 for the year ended January 3, 1997 when compared to the year ended December 29, 1995. Surcharges for high fuel costs added $1,760,000 and $64,000 to revenues in 1996 and 1995 respectively.

                  Through a variety of measures implemented during 1996 the Company has focused on improving utilization and profitability in the core trucking business. Significant actions included the closure of the freight brokerage business, reintegration of rail intermodal operations into truck operations, a net reduction of Company-owned trucks offset by an increase in owner-operated trucks and growth of the dry-van fleet. Cost control efforts yielded results in facility and staff levels, maintenance, and operating expenses. These efforts included centralization of certain terminal functions resulting in the consolidation of certain driver terminals, reducing the number from ten at the end of 1995 to seven at the end of 1996, and reduction in the nondriver work force of approximately 70 employees which, on an annualized basis, will reduce total annual payroll costs by approximately $2.6 million. At January 3, 1997, the Company had 4.0 tractors per nondriver employee which was an improvement over the prior year ratio of 3.7.

                  The operating ratio (which represents operating expenses as a percent of operating revenues on continuing operations) increased from 97.3% to 97.5% for the year ended January 3, 1997 when compared to the year ended December 29, 1995. Operating revenues and results for 1996 were affected by an overall weak freight market which has plagued the industry since early 1995. In addition, during 1996, the Company experienced a steady and significant increase in fuel costs and an unusually large number of severe winter storms. The change in the components of operating expenses during 1996, when compared to the same period last year, reflects increases from the following: a) driver pay and related costs of approximately $1.7 million, b) the previously mentioned increased fuel costs of approximately $5.5 million, (within this amount, approximately $2.8 million is associated with the rising fuel prices), and c) liability and workers' compensation insurance costs of approximately $3.0 million, and cost reductions in the following: a) administrative wages and expenses of approximately $3.1 million, b) maintenance costs of approximately $0.5 million, and c) various over-the-road operating costs of approximately $1.3 million.

                  Comparability of components of operating expenses is affected by the increase in purchasing transportation services instead of incurring wage, depreciation and other expenses related to owned asset operations and by the use of operating leases for revenue equipment put in service throughout 1995.

                  Interest expense from continuing operations for the year ended January 3, 1997 was $4,783,000. The decrease in interest expense in 1996 was primarily due to a decrease in debt throughout 1996. Interest rates under the revolving line of credit remained level during 1996.

                  The provision for income taxes for the year ended January 3, 1997 was $721,000 on continuing operations, based on a combined effective federal and state tax rate of 44%. This rate reflects a decrease in the effective tax rate from 48% for the year ended December 29, 1995 as a result of a decrease in nondeductible expenses as a percentage of pretax income.

                  As a result of the foregoing, net earnings from continuing operations increased $387,000 or 75% for the year ended January 3, 1997 when compared to the year ended December 29, 1995.


               Year Ended December 29, 1995 Compared to Year Ended December 30, 1994

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

                  The operating ratio (which represents operating expenses as a percent of operating revenues on continuing operations) increased from 93.2% to 97.3% for the year ended December 29, 1995 when compared to the year ended December 30, 1994. The operating ratio for the traditional over-the-road truckload services increased from 92.5% to 97.5% primarily due to increases in certain variable and fixed operational costs: driver pay increased approximately $2.6 million, liability and workers' compensation insurance provision increased approximately $1.0 million, fuel increased approximately $1.2 million, and revenue equipment rent increased approximately $0.8 million. These increased costs accounted for 1.9%, 0.8%, 0.9% and 0.6%, respectively, of the increase in the operating ratio. Additionally, the increased operating ratio resulted from a significant increase in purchased transportation and equipment rental costs associated with the newer operations. These divisions are low margin which increases the operating ratio overall; however, they are not as capital intensive as the traditional over-the-road freight operation. At December 29, 1995, the Company had 3.7 tractors per nondriver employee which was higher than the prior year ratio of 2.9, and consistent with the previously noted reduction in the nondriver work force during 1995.

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

                  As a result of the foregoing, net earnings from continuing operations was $518,000, a decrease of $5,256,000 or 91% for the year ended December 29, 1995 when compared to the year ended December 30, 1994. Overall, the Company sustained a net loss of $547,000 based on managements' decision to discontinue its international division which primarily provided maritime transportation services. The Company recognized an after-tax loss of $624,000 from operations of the discontinued division and an after-tax loss of $441,000 on disposal of the discontinued division.

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

                      Consolidated Balance Sheets



At Year-End                                  1996         1995
ASSETS                                          (In thousands)
Current assets
   Cash and cash equivalents                 $2,874       $ _
   Accounts receivable:
   Customers (net of allowances of $682,000
   in 1996 and $479,000 in 1995)             21,818       26,709
   Other                                        866        1,078
                                             22,684       27,787
   Inventories _ at cost                        891        1,315
   Prepaid expenses:
         Tires                                4,282        4,096
         Taxes, licenses and permits          1,120        3,254
         Other                                  245          555
                                              5,647        7,905
   Deferred income taxes _ Note C             3,325        1,940
Total current assets                         35,421       38,947
Property and equipment _ note b
   Revenue equipment and capital leases     158,421      158,710
   Land, structures and improvements         12,742       12,664
   Other equipment                            8,450        8,194
                                            179,613      179,568
   Accumulated depreciation                 (57,738)     (57,304)
                                            121,875      122,264
Intangible assets,
   Net of accumulated amortization of
   $775,000 in 1996
   and $408,000 in 1995 _ Note D             2,259         2,626
Other assets                                   339           411
Total assets                              $159,894      $164,248

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Notes payable to banks _ Note B          $3,598        $2,758
   Accounts payable                          1,002         1,247
   Accrued expenses _ Note I                15,412        11,829
   Current maturities of long-term debt
   and capital leases                        4,848         5,937
Total current liabilities                   24,860        21,771
Long-term debt and capital leases,
   Less current maturities _ Note B         49,747        59,594
   Deferred income taxes _ note c           18,787        16,915
Stockholders' equity _ notes f and g
   Preferred stock, $0.01 par value;
   authorized shares 5,000,000; none
   issued Common stock, $1 par value;
   authorized shares _ 10,000,000;
   issued shares _ 4,558,754 in 1996
   and 4,552,219 in 1995; outstanding
   shares _ 4,344,955 in 1996 and
   4,358,653 in 1995                        4,559         4,552
   Additional paid-in capital              32,811        32,815
   Retained earnings                       31,453        30,687
                                           68,823        68,054
Less common stock in treasury, 213,799
shares in 1996 and 193,566 shares in
1995, at cost                              (2,323)       (2,086)
Total stockholders' equity                 66,500        65,968
Total liabilities and stockholders'
   equity                                $159,894      $164,248


               See accompanying notes.

               Consolidated Statements of Operations


For The Year (In thousands,                1996        1995        1994
except share and per
share amounts)
Operating revenue                         $256,688    $239,685    $210,276

Operating expenses:
 Salaries, wages and fringe benefits        71,570      69,706      60,572
 Operating supplies and expenses            70,417      66,414      60,867
 Insurance, claims, taxes and licenses      14,242      11,773       9,960
 Depreciation and amortization _ Note A     22,023      23,017      20,962
 Purchased transportation and equipment
  rent                                      63,863      53,370      35,073
 Other                                       9,880      10,481       9,357
 Gain on sale of revenue equipment          (1,657)     (1,589)       (816)
Total operating expenses                   250,338     233,172     195,975

Operating income from continuing
  operations                                6,350        6,513      14,301

Other income and expenses:
 Interest and other income                     59           32          17
 Interest expense                          (4,783)      (5,554)     (5,014)
                                           (4,724)      (5,522)      (4,997)
Earnings from continuing operations
  before income taxes                       1,626          991        9,304
  Income taxes _ Note C                       721          473        3,530

Net earnings from continuing operations       905          518        5,774
  Loss from operations of discontinued
   division
   (Net of tax benefits of $0, $351 and
    $355, respectively) _ Note H               -          (624)        (580)
  Loss on disposal of discontinued division
   (Net of tax benefit of $109, $247 and
    $0, respectively) _ Note H               (139)        (441)          _
Net earnings (loss)                          $766         $(547)     $5,194

Earnings (loss) per share:
  From continuing operations                $0.21         $0.12       $1.28
  From operations of discontinued division    _           (0.14)      (0.13)
  From disposal of discontinued division    (0.03)        (0.10)         _
Net earnings (loss) per common share        $0.18        $(0.12)      $1.15


Weighted average number of common shares
outstanding                             4,365,199     4,478,827   4,536,144




               See accompanying notes.

          Consolidated Statements of Stockholders' Equity

                              Common Stock
                              ______________
                                 Treasury Stock
                                                Additional          Total
                                                  Paid-In  Retained Stock
                                                                    holder's
(In thousands)    Shares  Amount  Shares  Amount  Capital  Earnings Equity

Balance at
January 2, 1994   4,551   $4,551                  $33,100  $26,040  $63,691
Purchase of
treasury
shares, at cost                   (78)   $(1,158)                    (1,158)
Sale of common
 stock _ Note F                     7         94        9               103
Common stock issued
 upon exercise of
 stock options       1         1                       12                13
Net earnings                                                 5,194    5,194
Balance at
December 30, 1994 4,552    4,552  (71)    (1,064)  33,121   31,234   67,843
Purchase of treasury
  shares, at cost                (172)    (1,763)                    (1,763)
Sale of common
  stock _ Note F                    5         74     (22)                52
Common stock issued
  upon exercise of
  stock options                    44        667    (284)               383
Net loss                                                     (547)     (547)
Balance at
December 29, 1995  4,552   4,552 (194)    (2,086)  32,815  30,687    65,968
Purchase of
 treasury shares,
 at cost                          (70)      (854)                      (854)
Sale of common
 stock _ Note F              7     7                   61                68
Common stock issued
 upon exercise of
 stock options _ Note G            50        617     (190)              427
Income tax benefit from
 options exercised _ Note F                           125               125
Net earnings                                          766               766
Balance at
 January 3, 1997   4,559  $4,559 (214)   $(2,323)  $32,811  $31,453 $66,500




               See accompanying notes.

            Consolidated Statements of Cash Flows


For The Year (In thousands)                1996        1995        1994
Cash flows from operating activities
 Cash received from customers              $263,897    $248,165    $215,150
 Interest and other income (expense)
  received (paid)                               (94)         59          17
 Cash paid to suppliers and employees      (227,362)   (217,523)   (185,072)
 Interest paid                               (4,776)     (5,999)     (5,250)
 Income taxes refunded                        1,785          87         391
 Income taxes paid                              _          (856)     (1,349)
Net cash provided from operating activities  33,450       23,933      23,887

Cash flows from investing activities
 Purchase of Vernon Sawyer Assets _ Note D      _         (6,758)        _
 Purchase of Fresh International
  Transportation, Inc. _ Note D                 _            _        (2,566)
 Purchases of property and equipment        (31,040)     (19,890)    (36,108)
 Proceeds from disposition of equipment      10,887        11,166       6,522
Net cash flows in investing activities      (20,153)      (15,482)    (32,152)

Cash flows from financing activities
 Proceeds from sale of common stock              68            52         103
 Proceeds from exercise of stock options        427           383          13
 Purchase of Common Stock for Treasury         (854)       (1,763)     (1,158)
 Net increase (decrease) in borrowing under
  revolving line of credit                   (5,000)       (1,000)     10,500
 Repayment of long-term debt and capital
  leases                                     (7,812)       (4,171)     (2,665)
 Net change in borrowing under working
  capital line of credit                      2,748        (3,349)      2,000
Net cash flows (used in) provided by
  financing activities                      (10,423)       (9,848)      8,793
Net increase (decrease) in cash and cash
  equivalents                                 2,874        (1,397)        528
Cash and cash equivalents at beginning
  of year                                       _           1,397         869
Cash and cash equivalents at end of year      2,874      $    _        $1,397

Reconciliation of net earnings (loss)
 to net cash provided from operations
 Net income (loss)                             $766         $(547)      $5,194
Noncash expenses and gain included
 in income:
 Depreciation and amortization               22,055         23,141      20,962
 Deferred income taxes, net of option
 exercise benefit                               487           (125)      2,850
Book value of equipment written off in
 accidents                                      510            375         241
 (Increase) decrease in accounts receivable   5,102         (2,287)     (1,995)
 (Increase) decrease in inventory and prepaid
  expenses                                    2,682          1,069      (1,375)
 (Increase) decrease in other assets            198           (411)        _
 Increase (decrease) in accounts payable
  and accrued expenses                        3,307          4,382      (1,174)
 Gain on sale of equipment                   (1,657)        (1,664)        (816)

Net cash provided from operations           $33,450        $23,933      $23,887


               See accompanying notes.

              Notes to Consolidated Financial Statements
               NOTE A _ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

                  Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less, when purchased to be cash equivalents. Cash equivalents are stated at cost which approximates market.

                  Tires in Service. The cost of original equipment and replacement tires placed in service is capitalized and amortized over the estimated useful life of thirty months. The cost of recapping tires is expensed as incurred.

                  Property and Equipment. Property and equipment is stated at cost. Depreciation of property and equipment is provided by the straight-line method over the estimated useful lives. The ranges of estimated useful lives of the major classes of depreciable assets are as follows: revenue equipment - 4 to 7 years, buildings and improvements - 20 to 30 years, and other equipment - 5 years. Gains and losses on sales or exchanges of property and equipment are included in operations in the year of disposition.

                  Use of estimates. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                  Revenue Recognition. Revenue is recognized on the date the freight is received for shipment. Estimated costs of delivery of shipments in transit are accrued. The Company's method of revenue recognition is not materially different on a quarterly and annual basis from the method of recognizing revenues based on relative transit time incurred which is considered an acceptable method of accounting for freight-in-transit by the Emerging Issues Task Force of the Financial Accounting Standards Board.

                  Earnings Per Common Share. Earnings per common share is based on the weighted average number of common shares outstanding during each year.

                  Fiscal Year. The Company's fiscal year-end is the Friday nearest December 31, which was the 53 weeks ended January 3, 1997, and the 52-week periods ended December 29, 1995 and December 30, 1994 for the past three fiscal year ends.

                  Impact of Recently Issued Accounting Standards. In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed. The Company adopted Statement 121 in the first quarter of 1996 and the effect of adoption was not material.


               NOTE B _ CREDIT FACILITIES, DEBT AND CAPITAL LEASES

Long-term debt and capital leases
consisted of the following:              1996        1995
                                           (In thousands)

9.11% unsecured notes payable to
insurance companies with semi-
annual interest payments and annual
principal payments of $2,857,000
through 2002                            $17,143      $20,000
10.2% unsecured notes payable to
insurance company with semi-annual
interest payments and annual
principal payments of $1,250,000
through 1998                              2,500        3,750
Revolving line of credit with banks,
with floating interest rates
(6.29% weighted average rate at
January 3, 1997)                         30,000       35,000
Capital lease obligations with
interest rates from 6.2% to 6.68%
and monthly payments of $144,000
through 1999                              4,952        6,781
                             -------------------------------
                                    54,595            65,531
Less current maturities             (4,848)           (5,937)

                                   $49,747           $59,594


                  Capital lease obligations represent leased revenue equipment capitalized for $7,823,000 and $10,938,000 with accumulated amortization of $3,121,000 and $4,443,000 at year-end 1996 and 1995, respectively.

                  The Company has a $50,000,000 unsecured revolving line of credit maturing in 1999. In accordance with the agreement, the Company has agreed to limit assets pledged on any other borrowing. At January 3, 1997, $20,000,000 was available to the Company under the revolving line of credit. Under the terms of the agreement, borrowings bear interest at (i) the higher of prime rate or a rate based upon the Federal Funds Effective Rate, (ii) a rate based upon the Eurodollar rates, or (iii) an absolute interest rate as determined by each lender under a competitive bid process at the Company's option. Facilities fees from 1/4% to 3/8% per annum are charged on the unused portion of this line.

                  The aggregate annual maturities of long-term debt and capital leases at January 3, 1997 are as follows:



                                 Long-term   Capital
(In thousands)                   Debt        Leases    Total
1997                             $4,107      $1,045    $5,152
1998                              4,107       1,045     5,152
1999                             32,857       3,498    36,355
2000                              2,857         _       2,857
2001                              2,857         _       2,857
Thereafter                        2,858         _       2,858
                                 49,643        5,588   55,231
Less amount representing
interest                           _           (636)     (636)
                              $ 49,643        $4,952  $54,595

                  The Company also has $4,000,000 in unsecured working capital lines of credit, of which $3,400,000 was used at January 3, 1997. Interest is at a rate based upon London Interbank Offered Rate (LIBOR) (6.3% at January 3, 1997 and 6.9% at December 29, 1995) on borrowings on the working capital lines with facility fees at 1/4% per annum on the unused portion of the line.

                  Under the terms of the lines of credit and notes payable agreements, the Company agreed to maintain minimum levels of consolidated tangible net worth and cash flows, to limit additional borrowing based on a debt-to-consolidated tangible net worth ratio, and to restrict assets that can be pledged on any other borrowings. The agreements also establish limits on dividends, stock repurchases, and new investments. The Company is in compliance with these provisions at year-end 1996 and 1995, as amended subsequent to January 3, 1997.






               NOTE C _ INCOME TAXES

                  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:


(In thousands)                                      1996        1995
Deferred Tax Assets:
 Allowance for doubtful accounts                   $ 263     $   173
 Accrued expenses                                  3,062       1,767
                                                 $ 3,325     $ 1,940

Deferred Tax Liabilities:
 Property and equipmet                           $ 3,149     $19,305
 Intangibles                                         (99)        (40)
 Net operating loss carryforward                  (3,347)     (1,414)
 Alternative minimum tax carryforward               (916)       (936)
                                                $ 18,787    $ 16,915


         Income tax expense (benefit) consist of the following:


(In thousands)                           1996        1995       1994
Current:
 Federal                                $  _        $  _       $ 230
 State                                     _           _          95
                                           _           _         325
Deferred:
 Federal                                 538         (115)     2,600
 State                                    74          (10)       250
                                         612         (125)     2,850
  Total income tax expense (benefit)     612         (125)     3,175
  Income tax benefit allocated to
   discontinued operations                _            351       355
  Income tax benefit allocated to
   loss on disposal of discontinued
    operations                           109           247        _
  Income tax expense attributable to
   continuing operations               $ 721         $ 473     $3,530


The reconciliation of income tax computed at the federal statutory tax rate to income tax expense is as follows:

(In thousands)                          1996     1995       1994
Statutory federal income tax rate       $468    $(228)    $2,845
State income taxes, net                   49       (7)       232
Other                                     95      110         98
                                        $612    $(125)    $3,175


                  The Company has a net operating loss carryforward for income tax purposes of approximately $9,300,000, which expires in the year 2011.


               NOTE D _ ACQUISITIONS

                  Effective May 1, 1995, the Company acquired substantially all of the assets of Vernon Sawyer, Inc., a regional dry-van truckload carrier based in Bastrop, Louisiana. Results from operations of the Company include operations of the net assets acquired since May 1, 1995. The acquisition was accounted for using the purchase method of accounting. Acquisition cost includes $772,000 of intangibles pertaining to a three year non-compete agreement. The non-compete agreement is being amortized by the straight-line method over the life of the agreement.

                  Pro forma unaudited revenues, net income (loss) and net income (loss) per share for the years ended December 29, 1995 and December 30, 1994, assuming the purchase of substantially all of the assets of Vernon Sawyer, Inc. had occurred on January 3, 1994, would have been $245,193,000, ($406,000), and ($0.09), and $226,094,000,
$5,355,000, and $1.18, respectively.

                  Effective March 1, 1994, the Company acquired all of the outstanding stock of Fresh International Transportation, Inc., a company which provides temperature controlled transportation via double-stack containers on railroads. The acquisition was accounted for using the purchase method of accounting. Results from operations of the Company include operations of Fresh International Transportation, Inc. since March 1, 1994. The excess purchase price over the fair value of the assets acquired is classified as goodwill and is included in intangibles in the accompanying balance sheet. Goodwill is being amortized by the straight-line method over fifteen years. Prior operations of Fresh International Transportation, Inc. are immaterial to the Company's revenues, net earnings and earnings per share for 1994.

               NOTE E _ CONCENTRATIONS OF CREDIT RISK

                  The Company had one customer which accounted for operating revenue of $23,311,000 in 1995 and $29,353,000 in 1994. The
Company had no customer which accounted for more than 10% of operating revenues in 1996.

                  Trade accounts receivable are the principal financial instruments that potentially subject the Company to significant concentrations of credit risk. The Company performs periodic credit evaluations of its customers and credit losses have been insignificant and within management's expectations.

               NOTE F _ EMPLOYEE BENEFIT PLANS

                  The Company sponsors a defined contribution plan covering substantially all of its employees. Discretionary contributions to the plan are 100% of the employee contribution up to 4% of each covered employee's salary. Contributions by the Company under the plan approximated $1,071,000, $653,000, and $486,000 in 1996, 1995,
and 1994, respectively.

                  In April 1987, the stockholders approved an employee stock purchase plan reserving 133,333 shares of Common Stock for the plan. Substantially all employees are eligible to participate and may subscribe for 10 to 300 shares each. During 1996, 6,535 shares were purchased and in 1995, 4,902 shares were issued pursuant to the plan. The income tax benefit from options exercised is included in additional paid-in capital. Subsequent to January 3, 1997, an additional 8,711 shares have been subscribed for by employees.

                  In 1996, the Company entered into securities purchase agreements with certain officers of the Company pursuant to the KLLM Transport Services, Inc. 1996 Stock Purchase Plan. The agreements require the officers to purchase a stated number of shares of the Company's common stock within five years from the date of the agreements. The purchase price is the fair value of the Company's common stock at the inception of the agreements increased by an escalation factor of 7% per annum. At January 3, 1997, agreements to purchase 204,000 shares were outstanding at $12.72 per share. The Company recognizes compensation expense applicable to the agreements in accordance with APB Opinion No. 25 for each period based upon the excess of the fair value of the stock over the purchase price specified in the agreements.

               NOTE G _ STOCK OPTION PLANS

                  The Company grants stock options for a fixed number of shares to employees with an exercise price equal or above the fair value of the shares at the date of the grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for stock options granted.

                  Under the Company's Incentive Stock Option Plan, 533,333 shares of Common Stock have been reserved for grant to key employees and directors. Options granted under the plan have a ten year term with vesting periods of one to five years from the date of the grant.
                  Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, and has been determined as if the Company had accounted for its employee stock options and securities purchase agreements described in Note F under the fair value method of that Statement. The fair value was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions: volatility factors of .297 and .359 for 1996 and 1995 respectively; weighted-average expected life of options of two years and securities purchase agreements of one year; risk-free interest rate of 5%; and no dividend yield.

                  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                  For purposes of pro forma disclosures, the estimated fair value of the options and the securities purchase agreements granted in 1996 and 1995 is amortized to expense over the vesting period. The Company's pro forma information follows (in thousands, except per share information):



______                                              1996     1995
Pro forma net income (loss)                         $386    $(652)
Pro forma earnings (loss) per common share          $.09    $(.15)


          A summary of the Company's stock option activity and related information is as follows:




                             1996                     1995
                  Options     Weighted-Average  Options        Weighted-Average
               (in thousands) Exercise Price    (in thousands) Exercise Price

Outstanding-
beginning of
year             332           $14               272            $13

Granted           34            11               150             15
Exercised        (50)            8               (44)             9
Forfeited        (47)           16               (46)            18

Outstanding
-end of year     269           $14               332            $14

Weighted-average
fair value
of options
granted during
the year                 $1.86                           $2.72

Weighted-average
fair value of
securities purchase
agreements
granted during the year  $1.28                         $     _


               Following is a summary of the status of options outstanding at January 3, 1997:


                                 Outstanding Options    Exercisable Options
                                 --------------------   -------------------
                                Weighted    Weighted                Weighted
                                Average     Average                 Average
Exercise        Number          Contractal  Exercise     Number     Exercise
Price Range  (in thousands)     Life        Price      (in thousands)Price
-----------------------------------------------------------------------------
$ 9.00 - $11.25     52          5 years     $10          27         $ 9
$12.00 - $15.00     191         8 years     $15         101         $14
$20.00 - $21.00     26          6 years     $21          26         $21


       NOTE H _ DISCONTINUED OPERATIONS

                  The Company's management reached the decision to discontinue its international division which primarily provided maritime transportation services. Abandonment of operations began on November 30, 1995, and were completed in 1996.

                  In 1995, the loss on disposal of discontinued operations included approximately $62,000 (net of $35,000 tax benefit) of operational losses from November 30, 1995 through December 29, 1995. Actual costs incurred to complete the disposal exceeded the Company's 1995 estimate by $139,000 (net of $109,000 tax benefit), and accordingly, is included in the accompanying consolidated statement of operations for 1996. These additional costs were incurred primarily to cover unplanned severance pay and equipment rental charges.

                  Sales of the international division were $2,107,000, $10,651,000 and $6,869,000 in 1996, 1995 and 1994, respectively.
Interest expense of $303,000 and $95,000 was allocated to discontinued operations in 1995 and 1994, respectively, based on the relative net assets of the discontinued operations compared to total net assets.
                  At December 29, 1995, the assets of the division consisted primarily of trade accounts receivable of $1,658,000 and liabilities of $1,010,000, which include estimated costs to close the division. No significant assets remained at January 3, 1997.

               NOTE I _ COMMITMENTS AND CONTINGENCIES

   The Company self-insures for losses related to liability and workers' compensation claims with excess coverage by underwriters on a per incident basis. Accrued expenses include
$7,449,000 at January 3, 1997 and $3,827,000 at December 29, 1995
applicable to claims payable, a portion of which is for insurance claims that have been incurred but not reported. The ultimate cost for outstanding claims may vary significantly from current estimates.

  The Company leases certain revenue equipment and data processing equipment under operating leases that expire over the next six years. The leases require the Company to pay the maintenance, insurance, taxes and other expenses in addition to the minimum monthly rentals. Future minimum payments under the leases at January 3, 1997 are $7,513,000 in 1997, $6,679,000 in 1998, $4,399,000 in 1999, $988,000
in 2000 and $502,000 in 2001. Rental expense applicable to noncancelable operating leases totaled $8,440,000 in 1996, $7,042,000 in 1995, and $2,769,000 in 1994.

                  The Company has entered into heating oil (diesel fuel) swap agreements in order to hedge its exposure to price fluctuations.
At January 3, 1997, the Company had less than 1% of its 1997 anticipated fuel requirements under swap agreements which expire in January 1997. Gains and losses on hedging contracts are recognized in operating expenses as part of the fuel cost over the hedge period. Also, the Company establishes prices for a portion of its anticipated fuel purchases over specified periods of time through various fuel purchase agreements.

                  During 1996, the Internal Revenue Service assessed the Company for certain employment taxes for the years 1992 through 1994. The Company disputes the assessment and believes that the matter will be resolved in the Company's favor. Accordingly, the Company has not accrued for such amounts in the accompanying financial statements.

                  The Company is also involved in various claims and routine litigation incidental to its business. Management is of the opinion that the outcome of these other matters will not have a material adverse effect on the consolidated financial position or operations of the Company.

               NOTE J _ FAIR VALUE OF FINANCIAL INSTRUMENTS
                  The carrying amount reported in the balance sheet for cash and cash equivalents and short-term notes payable to banks approximate their fair values. The fair values of the Company's long-term debt and capital lease obligations are estimated using discounted cash flow analysis, based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements, which approximate the carrying amounts at January 3, 1997.

               Report of Independent Auditors
               The Board of Directors and Stockholders
               KLLM Transport Services, Inc.

                  We have audited the accompanying consolidated balance sheets of KLLM Transport Services, Inc. and subsidiaries as of January 3, 1997 and December 29, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 3, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KLLM Transport Services, Inc. and subsidiaries at January 3, 1997 and December 29, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 3, 1997, in conformity with generally accepted accounting principles.

                                                s/Ernst & Young, LLP




               Jackson, Mississippi
               January 31, 1997, except for Note B
               as to which the date is March 7, 1997.

               Directors and Officers

               BOARD OF DIRECTORS

               BENJAMIN C. LEE, JR.
               Chairman of the Board
               KLLM Transport Services, Inc.

               STEVEN K. BEVILAQUA
               President and Chief Executive Officer
               KLLM Transport Services, Inc.

               WALTER P. NEELY, PH. D.
               J. Army Brown Chair of Business Administration
               Professor of Finance
               Else School of Management, Millsaps College

               JAMES L. YOUNG
               Attorney
               Young, Williams, Henderson and Fuselier, P.A.

               LELAND R. SPEED
               Chairman of the Board and Chief Executive Officer
               The Parkway Company

               C. TOM CLOWE, JR.
               President and Chief Operating Officer
               Missouri Gas Energy

               OFFICERS

               BENJAMIN C. LEE, JR.
               Chairman of the Board

               STEVEN K. BEVILAQUA
               President and Chief Executive Officer

               JOHN J. RITCHIE
               Senior Vice President _ Sales and Marketing

               JAMES P. SORRELS
               President _ Express Systems

               NANCY M. SAWYER
               President _ Vernon Sawyer

               IRENE C. HOWARD
               Vice President _ Human Resources and Risk Management

               WILLIAM J. LILES III
               Vice President _ Sales and Marketing

               STEVEN L. DUTRO
               Vice President _ Finance, Acting Chief Financial Officer

               James T. Merritt
               Vice President _ Dedicated and Contract Services

               WILLIAM M. CREEL
               Transport Group
               Vice President _ Field Operations

               LARRY C. SIMPSON
               Transport Group
               Vice President _ Maintenance

               VINCENT A. SCHOTT
               Transport Group
               Vice President _ Information Systems

               JAMES M. RICHARDS, JR.
               Transport Group
               Vice President _ Customer Service

               THOMAS J. SHEPHERD
               Transport Group
               Vice President _ Dedicated Logistics