Form 10-K, Exhibit 13
period 1998-01-02
KLLM TRANSPORT SERVICES INC
filed 1998-04-02
CIK 793765

KLLM
                         1997 Annual Report


                          Company Profile

	KLLM Transport Services, Inc., through its wholly-owned subsidiary, KLLM, Inc., specializes in providing high-quality transportation services in North America.

	KLLM, Inc.'s operating divisions haul both temperature-controlled and dry commodities. Protective service is provided on commodities such as food, medical supplies and cosmetics. Service offerings include over-the-road long haul and regional transportation.

The shares of KLLM Transport Services, Inc. trade on the Nasdaq National Market under the symbol KLLM.

Financial and Operating Highlights

(In thousands, except per share and operating data)		  1997	      1996
STATEMENT OF OPERATIONS DATA:
Operating revenue from truckload operations			       $240,766  $246,222
Operating income (loss) from continuing truckload
operations									                                   (15,610)    6,702
Net earnings (loss) from continuing operations			     (14,720)	     905
Basic and diluted earnings (loss) per share from
continuing operations							                          $ (3.38)    $0.21
Weighted average diluted shares outstanding	   		       4,358	    4,373


BALANCE SHEET DATA:
Total assets								                                 $144,535  $159,894
Long-term debt, less current maturities				            44,826    49,747
Stockholders' equity							                            52,111    66,500

OPERATING DATA:
Total miles travelled (000s)						                    205,828   205,006
Average miles per tractor per week					                 2,212     2,162
Average revenue per total mile				 	                    $1.12     $1.12
Equipment at year-end:
	Company-operated tractors					                         1,464     1,390
	Owner-operated tractors						                            349       366
                                         										--------------------
	Total tractors							                                  1,813     1,756
	Refrigerated trailers						                            2,047     2,114
	Dry-van trailers 							                                 570       493
                                         										--------------------
	Total trailers							                                  2,617     2,607
	Refrigerated rail containers						                        _    	   200


LETTER TO SHAREHOLDERS

   	A year ago in our annual report to stockholders, we talked about the many significant changes we have made at KLLM: changes in our management team, organizational configuration and cost structure. In 1997, as we continued to rebuild our Company and focus on our core trucking business, we began to realize the benefits of the decisive actions of the past two years. Some of these benefits include improvements in operational efficiency, a better customer mix, penetration of targeted accounts and lower operating costs throughout the Company. Although the sins of the past resulted in one-time writeoffs which offset these real achievements in 1997, the improvements made in operating fundamentals and cost structure are here to stay.

DECISIVE ACTIONS

   	Since we adopted the concept of economic value added, or EVA_, as a tool to guide our business decisions and measure our performance, EVA_ has been a major catalyst for change at KLLM. Implementation of EVA_ has resulted in exiting nonperforming businesses, substantial reductions in staff and facilities in our core operation, and a focus on the fundamentals of trucking.

   	Among the significant actions we took in 1997 were the closing of our rail container operations, an acceleration of our conversion to 53-foot trailers and a reassessment of our reserves for self-insured claims and other contingencies. While these steps resulted in special charges in 1997, they enabled us to clean the slate and will serve us well in the future.
In particular, the conversion of our trailer fleet will help us maintain our position as a leader in the temperature-controlled sector. The table on page 3 shows the effect of each of these actions on 1997 results and the profit KLLM generated exclusive of the one-time charges.

OPERATIONAL EFFICIENCY IMPROVEMENTS
    	Our focus on the fundamentals of our core trucking operations have led to improvements in operational efficiency which can be measured in a number of ways.

     Higher Utilization	In 1997, miles per tractor per week increased 2.3%
and empty mile percentage fell to 11.5% from 12.1% for 1996.

     Safety Improvement	The accident rate per million miles traveled fell
8% in 1997 compared with 1996.

     Facility Consolidation	In early 1998, we relocated our corporate
offices to the Jackson terminal site to improve efficiency and enhance communications between the corporate staff and drivers.

     PROSPr	This exciting new initiative places greater emphasis on customer service and frees additional manpower to focus on driver needs.

SALES AND MARKETING SUCCESS
   	Successes in sales and marketing are important factors in driving future profitability. As a result of improvements in our own marketing efforts, as well as a more favorable economic environment, we made important strides toward our strategy of improving customer mix and winning new business in 1997. Business with our existing top tier customers grew by 13% during the year. In addition, we added two major customers which rapidly grew to be among our top accounts in 1997 and are expected to move into the top 10 in 1998.

COST REDUCTIONS
   	On the cost side, we continue to streamline our operations with a goal to be a low-cost producer driven by service quality and excellent execution of the fundamentals of trucking. The actions outlined below have dramatically lowered our cost structure and reduced our capital investment. However, we are not finished and believe there are still opportunities to reduce our costs even further.

     Business Closure.  	We exited the intermodal container business in 1997,
following the discontinuance of international maritime service and freight brokerage operations in 1996.

     Facility Closures. We closed three terminal and maintenance facilities in 1997 and the corporate office facility in early 1998. Since mid-1995, total terminals have been reduced from 13 to 6.

     Head Count Reductions	Non-driving staff totaled 357 at year-end 1997,
down 20% from year-end 1996 and 40% from the peak in mid-1995.

POSITIONED FOR THE FUTURE

   	In 1998, we look forward to the culmination of over two years of hard work. We believe we have put the last obstacles behind us. Our accomplish-ments of the past two years have enabled us to begin the new year with a significantly lower cost structure, operations keenly focused on our core trucking business and a firmer foundation for carrying out our long-term strategy. As we outlined to you a year ago, that strategy is clearly defined and based on three primary goals we call routes to success.

Routes to Success

    Create economic value for our stockholders by providing superior "total service" to select customers who will provide adequate returns on capital. Serve our select customers effectively and cost efficiently at a level unmatched by our competitors.

    Match our services offered and available fleet capacity to our customers' expectations and industry constraints.

   	Position our services and costs to take advantage of opportunities in the growing freight market while mitigating the impact of periodic downturns.

Action Plan
_	Use EVA_ as a guide to invest capital based on real, measurable returns.
-	Target customers which are interested in building "partnerships" and willing to pay adequately for superior service.
_	Maintain focus on operational excellence, reducing costs without sacrificing service quality.
_	Bring mix of business and levels of service in line with customer demand, growing capacity in areas where returns on investment are favorable.
_	Develop fleet capacity with a balance of company drivers, owner operators and subcontractors.
_	Seize the initiative and be proactive to changes in market conditions and competition.
_	Deliver the best in customer service to foster stable, "total service"
  customer relationships.
_	Keep capacity flexible.
_	Take advantage of opportunities to build key customer relationships, acquire bargain priced assets, hire drivers and make operations more efficient.

   	We enter 1998 with strong sales momentum, an outlook for improved freight demand and rates, substantial reductions in our cost structure and the promising new PROSPr program. In addition, EVA_ continues to mature in our Company and is becoming an ever more valuable barometer that guides our course. All of these factors augur well for an improved performance in 1998. The greatest challenge to our performance in both the short and long term stems from a shortage of new drivers entering the industry, a challenge the PROSPr program is designed to address.

   	Our management team is committed to building shareholder value and excellence in operations. We are making real progress toward these goals. Thank you for your support of our efforts.


                                   s/Steven K. Bevilaqua
                                   Steven K. Bevilaqua
                                   President and Chief Executive Officer


Selected Financial and Operating Data


(In thousands, except per share
and operating data)	             1997     1996	 1995	    1994    1993
STATEMENTS OF OPERATIONS DATA:
Operating revenue from truckload
operations  				              $240,766 $246,222 $229,519 $202,101 $165,259
Operating revenue from rail
container operations		           3,319   10,466	  10,166    8,175	     -
Operating expenses from truckload
operations		                   256,376  239,520  222,789  187,452  152,503
Operating expenses from rail
 container operations			         6,134    10,818	  10,383	  8,523	     -
                         						--------------------------------------------
Operating income		             (18,425)    6,350	   6,513  14,301   12,756
Interest and other income		         68	       59		     32	     17	      11
Interest expense			           	 (4,363)   (4,783)  (5,554) (5,014)  (4,384)
                         						--------------------------------------------
Earnings (loss) from
continuing operations	before
income taxes	                  (22,720)	   1,626	     991	  9,304	   8,383
Income tax expense (benefit)		  (8,000)	     721	     473  	3,530	   3,436
                          						--------------------------------------------
Net earnings (loss) from
continuing operations			       (14,720)	     905	     518	  5,774	   4,947
Loss from operations of
discontinued division,
	net of tax benefits		             _		         _	    (624)  	(580)	   (195)
Loss on disposal of discontinued
 division,	net of tax benefit	     _		      (139)	   (441)   	  _	      _
                          						--------------------------------------------
Net earnings (loss)	     	   	$(14,720)    	$766	   $(547)  $5,194	  $4,752
                           						===========================================

Basic and diluted earnings
(loss) per share:
   From continuing operations		$ (3.38)   	$0.21	    $0.12   	$1.28	  $1.14
	From operations of
discontinued division          		    _     		  _	    (0.14)  	(0.13)  (0.05)
	From disposal of
discontinued division	         	   	 _	   	(0.03)    (0.10)    _	        _
                          						-------------------------------------------
Net earnings (loss) per common
share               				     	 $	(3.38)     $0.18   $(0.12)  	$1.15	  $1.09
                          						-------------------------------------------
Weighted average diluted shares
outstanding					                 4,358     	4,373	   4,504   	4,536	  4,357

BALANCE SHEET DATA (AT YEAR-END):
Net property and equipment	    $107,940   $121,875	 $122,264 $126,756 $117,322
Total assets            			     144,535    159,894	  164,248  166,077	 150,094
Total liabilities		            		92,424     93,394 	  98,280   98,234	  86,403
Long-term debt, less current
maturities		                  			44,826     49,747 	  59,594   66,531	  58,514
Stockholders' equity	          		52,111     66,500 	  65,968   67,843	  63,691

OPERATING DATA:
Average number of truckloads
per week			                     	 3,966      3,907	    3,444    2,871	  2,420
Average miles per trip			           998     	1,009     1,065   	1,082	  1,087
Total miles travelled (000s)	   205,828    205,006   186,443  161,584 136,777
Average revenue per total mile  $  1.12     	$1.12	 $  1.13    	$1.16	 $1.13
Empty mile percentage		         	  11.5%     	12.1%	    11.8%     9.8%  10.3%
Equipment at year-end:
	Company-operated tractors        1,464      1,390	    1,485   	1,290	  1,240
	Owner-operated tractors	       	   349      	 366 	     291   	  242	     85
                           						--------------------------------------------
		Total tractors		                1,813      1,756	    1,776   	1,532	  1,325
	Refrigerated trailers	         	 2,047      2,114 	   2,150   	2,115	  1,955
	Dry-van trailers	              	   570      	 493 	     384	      _	     _
                           						--------------------------------------------
		Total trailers		                2,617      2,607 	   2,534   	2,115	  1,955
	Refrigerated rail containers	        _	      	200 	     202	     150	     _
Ratio of tractors to non-driver
	employees at year-end		            5.1       	4.0       3.7   	  2.9	    2.9


Selected Quarterly Data - Market and Dividend Information

Selected Quarterly Data

                                   	First 		Second	 Third		 Fourth
(In thousands, except per share 	  Quarter	Quarter	Quarter	Quarter
	amounts)
--------------------------------------------------------------------------------
1997
Operating revenue from truckload
operations				                    $60,618  $62,593  $60,127   $57,428
Operating revenue from rail
 container operations			            2,149  	 1,170      _   		  _
Operating income (loss) from
continuing operations1		              300	      83	 2,571     (21,279)
Net earnings (loss)		                (455) 	  (609)   887     (14,543)
Basic and diluted earnings (loss)
per share				                     	$(0.10) 	$(0.14)	 $0.20    	$(3.34)


1996
Operating revenue from truckload
 operations				                   $61,010  $64,267 $59,810    $61,135
Operating revenue from rail
container operations			             2,726	   2,843 	 2,656      2,241
Operating income from continuing
 operations					                      607  	 2,735   1,463    	 1,545
Net earnings (loss) from
continuing operations			             (406)	    959 	   130    	   222
Net earnings (loss)			               (386) 	   945 	    91    	   116
Basic and diluted earnings
(loss) per share			                $(0.09)  	$0.22  $0.02	      $0.03



1 The fourth quarter 1997 operating loss from continuing operations reflects charges of $15.7 million for the impairment of long-lived assets and $3.9 million for increased reserves for self-insured claims and other.


Market And Dividend Information


   	The Company's common stock is traded on the Nasdaq National Market under the symbol KLLM. The number of stockholders, including beneficial owners holding shares in nominee or "street" name, as of March 2, 1998, was approximately 1,600. The Company has never declared or paid a cash dividend on its common stock. The current policy of the Board of Directors is to continue to retain earnings to finance the continued growth of the Company's business.

   	The following table shows quarterly high and low prices for the common stock for each quarter of 1997 and 1996:


FISCAL YEAR 1997						              High		           	Low
---------------------------------------------------------------------
First Quarter				                 		$	13           	  $	9
Second Quarter						                $	13	            $	10 5/8
Third Quarter						                 $	12 3/4         $	11 1/4
Fourth Quarter					                	$	14 3/8         $	12 1/8


FISCAL YEAR 1996	                   High              	Low
----------------------------------------------------------------------
First Quarter						                 $	11 3/4         $	10
Second Quarter						                $	13 3/4         $	10 3/4
Third Quarter						                 $	13 1/4         $	11 3/4
Fourth Quarter					                	$	11 7/8         $  9 3/4


Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

	The following table sets forth the percentage of revenue and expense items to operating revenue for the periods indicated.

                      							Percentage of
                   							Operating Revenue

For the Year					                  1997	       	1996	      	1995
Operating revenue from truck
load operations			              		100.0%       	100.0%    	100.0%
Operating expenses:
	Salaries, wages and fringe
benefits				                     		31.5        		29.0     		30.2
	Operating supplies and expenses  	26.1        		28.3     		28.4
	Insurance, claims, taxes and
 licenses				                      	7.3         		5.8      		5.0
	Depreciation and amortization	    	8.9	         	8.9     		10.0
	Purchased transportation and
equipment rent				                	21.5        		22.0     		19.8
	Impairment loss		                		6.5           		_	        	_
	Other					                        	4.6         		3.9	      	4.4
	(Gain) loss on sale of revenue
 	equipment				                     	.1         		(.6)     		(.7)
                              							----------------------------
	Total operating expenses from
truck load operations			         	106.5        		97.3     		97.1
                              							----------------------------
Operating income (loss) from truck
load operations					               (6.5)        		2.7      		2.9
Operating income (loss) from rail
container operations			           	(1.1)       		( .1)     		(.1)
                              							----------------------------
Operating income (loss)			        	(7.6)        		2.6      		2.8
Interest expense				               	1.8         		1.9      		2.4
                              							----------------------------
Earnings (loss) from continuing
operations before income taxes   		(9.4)        		0.7      		0.4
Income tax expense (benefit)		    	(3.3)        		0.3      		0.2
                              							----------------------------
Earnings (loss) from continuing
operations	                   					(6.1)%        	0.4%     		0.2%
                              							============================


Year Ended January 2, 1998 Compared to Year Ended January 3, 1997

	Operating revenue from truckload operations for the year ended January 2, 1998 decreased by $5,456,000, or 2%, when compared to the year ended January 3, 1997. The decrease in operating revenue consisted of a 3% increase from the Company's dry-van over-the-road truckload services, net of decreases resulting from rail non-container operations (2%) and other divisions (3%). The average revenue per mile including fuel surcharges remained constant at $1.12 for the year ended January 2, 1998 when compared to the year ended January 3, 1997. Surcharges for high fuel costs added $1,209,000 and $1,760,000 to operating revenue from truckload operations in 1997 and 1996, respectively.

	Salaries increased $4,430,000 primarily due to increases in driver compensation in order to offset the cancellation of reimbursement of certain expenses to drivers. Management anticipates continued upward pressure on driver wages. Wages for administrative and maintenance staff were reduced by $1,718,000 in 1997 from 1996. At year-end, the ratio of trucks to non-driving employees had risen to 5.1 from 4.0 at year-end 1996 and 3.7 at year-end 1995.

	Operating supplies decreased $7,031,000 due to lower fuel prices (approximately $1,076,000), the reduction in driver reimbursed expenses of $4,268,000 as mentioned above, and aggressive cost management.

	Purchased transportation and equipment rent declined $2,580,000 primarily due to the closure in mid-year 1996 of the freight brokerage operation offset by a 5% increase in owner-operated trucks in the fleet.

	Insurance, taxes, and licenses increased by $3,524,000 primarily as a result of a reevaluation of the Company's self insured claims management and reserve practices. The Company's ratio of accidents per million miles was lower in 1997 than in 1996.

	The level of depreciation and amortization expense reflects the stable level of our Company-owned tractor and trailer fleets. Other expenses grew by $1,357,000, the majority of which was related to advertising for and recruiting of drivers.

	In 1997, the Company realized a net loss of $185,000 on disposition of tractors and trailers compared to a net gain of $1,657,000 in 1996. In
1997, the market value of used 48-foot temperature-controlled trailers decreased resulting in losses on dispositions during the year which were partially offset by gains on disposition of tractors.

	KLLM Transport Services specializes in providing high-quality transportation services in North America.  The majority of revenues are from transporting commodities such as food, medical supplies, and cosmetics requiring temperature-controlled equipment.  The temperature-controlled segment of the trucking industry has, until 1997, been reluctant to convert to
53-foot trailers due to operational concerns and a lack of customer demand for the greater cube capacity.  New equipment sales to for-hire carriers in fleet conversion in order to maintain its position as a leader in the temperature-controlled sector.  As a result management has recognized an impairment in the value of its 48-foot temperature-controlled trailers as of year-end 1997.  The book values of the 48-foot temperature-controlled trailers, under the guidance of FASB 121, have been reduced to market value requiring a special pretax charge of $15,246,000.  To accomplish the fleet conversion, a three-year contract has been negotiated with a major trailer to purchase KLLM's trailers at predetermined prices and to provide a similar number of new 53-foot temperature-controlled trailers under operating leases.  The Company also recorded a pretax impairment charge of $506,000 related to real estate held for sale.

	The decision in the second quarter to exit the rail container business resulted in a decline in revenues from rail container operations of $7,147,000 and an increase in operating losses of $557,000 compared to 1996.
A restructuring charge of $1,906,000 was also incurred pertaining to the write-off of intangible assets and expenses on subleasing the containers and exiting this market. Substantially all costs to exit the rail container business had been incurred and paid as of January 2, 1998.

	The operating ratio (which represents operating expenses as a percent of operating revenues on continuing operations) increased from 97.3% to 106.5% for the year ended January 2, 1998 when compared to the year ended January 3, 1997.

	Interest expense for the year ended January 2, 1998 was $4,363,000. The decrease in interest expense in 1997 was primarily due to a decrease in the
average debt outstanding in 1997 as compared to 1996.   Interest rates under
the revolving line of credit remained level in 1997 compared to 1996.

	The provision for income tax benefit for 1997 was $8,000,000, based on a combined effective federal and state income tax rate of 35%. This rate reflects a decrease in the effective tax rate from 44% in 1996 as a result of a decrease in nondeductible expenses as a percentage of pretax income
(loss).

Year Ended January 3, 1997 Compared to Year Ended December 29, 1995

	Operating revenue from truckload operations for the year ended January 3, 1997 increased by $16,703,000, or 7%, when compared to the year ended
December 29, 1995. The net revenue increase consisted of a 4% increase in the Company's traditional over-the-road temperature-controlled freight services, 1% decrease from rail non-container operations, 2% decrease from transportation brokerage services, and 6% increase from the operation of the dry-van over-the-road truckload services. The average revenue per mile in 1996 and 1995, respectively.

	Through a variety of measures implemented during 1996 the Company focused on improving utilization and profitability in the core trucking business. Significant actions taken included the closure of the freight brokerage business, reintegration of rail intermodal operations into truck operations, a net reduction in the number of Company-owned trucks offset by an increase in owner-operated trucks and the dry-van fleet. Cost control efforts yielded results in facility and staff levels, maintenance and operating expenses. These efforts included centralization of certian terminal functions resulting in the consolidation of certain driver terminals, reducing the number from ten at the end of 1995 to seven at the end of 1996, and reduction in the non-driver work force of approximately 70 employees which, on an annualized basis, will reduce total annual payroll costs by approximately $2.6 million. At January 3, 1997, the Company had
4.0 tractors per non-driver employee which was an improvement over the prior year ratio of 3.7.

	The operating ratio (which represents operating expenses as a percent of operating revenues on continuing operations) increased from 97.3% to 97.5% for the year ended January 3, 1997 when compared to the year ended December 29, 1995. Operating revenues and results for 1996 were affected by an overall weak freight market which had plagued the industry since early 1995. In addition, during 1996, the Company experienced a steady and significant increase in fuel costs and an unusually large number of severe winter storms. The change in the components of operating expenses during 1996, when compared to 1995, relected increases from the following: a) driver pay and related costs of approximately
$1.7 million, b) the previously mentioned increased fuel costs of approximately $5.5 million, (within this amount, approximately $2.8 million was associated with rising fuel prices), and c) liability and workers' compensation insurance costs of approximately $3.0 million and cost reductions in the following: a) administrative wages and expenses of approximately $3.1 million, b) maintenance costs of approximately $0.5 million, and c) various over-the-road operating costs of approximately
$1.3 million

	Comparability of components of operating expenses was affected by the increase in purchasing transportation services instead of incurring wage, depreciation and other expenses related to owned asset operations and by the use of operating leases for revenue equipment put in service throughout 1995.

	Interest expense for the year ended January 3, 1997 was $4,783,000. The decrease in interest expense in 1996 was primarily due to a decrease in the average debt outstanding in 1996.1.3 million.

	The provision for income taxes for the year ended January 3, 1997 was $721,000 on continuing operations, based on a combined effective federal and state income tax rate of 44%. This rate reflected a decrease in the effective tax rate from 48% for the year ended December 29, 1995 as a result of a decrease in nondeductible expenses as a percentage of pretax income when compared to 1995.

	As a result of the foregoing, net earnings from continuing operations increased $387,000, or 75%, for the year ended January 3, 1997 when compared to the year ended December 29, 1995.

Impact of Year 2000

	Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

	The Company has completed an assessment and will have to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The total year 2000 project cost is estimated at approximately $700,000, which includes $400,000 for the purchase of new software that will be capitalized and $300,000 that will be expensed as incurred. To date, the Company has incurred and expensed approximately $100,000, primarily for assessment of the year 2000 issue and the development of a modification plan and purchase of new software.

	The project is estimated to be complete no later than December 31, 1998, which is prior to any anticipated impact on its operating systems. The
Company believes that with modifications to existing software and conversions to new software, the year 2000 issue will not pose significant operational problems for its computer systems. However, if such modification and conversions are not made, or are not completed timely, the year 2000 issue could have a material impact on the operations of the Company.

	The cost of the project and the date on which the Company believes it will complete the year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

Liquidity and Capital Resources

	KLLM Transport Services, Inc.'s primary sources of liquidity are its cash flow from operations and existing credit agreements of KLLM, Inc., a wholly-owned subsidiary. The significant charges against earnings in 1997 were primarily for the impairment of value of certain assets and other charges which did not affect cash flow during the year. During the years ended
January 2, 1998 and January 3, 1997, the Company generated $31.8 million and $33.5 million, respectively, in net cash provided from operating activities. This cash flow in 1997 combined with limited capital expenditures allowed the Company to reduce long-term cebt and capital leases by approximately $4,871,000.

	In 1997, the Company-owned fleet increased by 74 tractors and 10 trailers, net of replacements. Capital expenditures, net of proceeds from disposals, during 1997 were approximately $25.8 million compared to $20.2 million in 1996. The Company also entered into an operating lease for 77 tractors in the fourth quarter of 1997. Net capital expenditures in 1998 are expected to be approximately $8.0 million. The Company also expects to enter into operating leases for approximately 600 trailers during 1998.

	The Company has a $50,000,000 unsecured revolving line of credit with a syndication of banks. Borrowings of $30,000,000 were outstanding at year-end. At January 2, 1998, the weighted average interest rate on the revolving line of credit was 6.7%. Under the terms of the agreement, borrowings bear interest at (i) the higher of prime rate or a rate based upon the federal funds effective rate, (ii) a rate based upon the Eurodollar rates, or (iii) an absolute interest rate as determined by each lender in the syndication under a competitive bid process at the Company s option. Facilities fees from 1/5% to 3/8% per annum are charged on the unused portion of this line.

	Working capital needs have generally been met from net cash provided from operating activities. The Company has a $4,000,000 unsecured working capital line of credit with a bank, all of which was available at January 2, 1998. Interest is at a rate based upon the Eurodollar rates with facility fees at 1/4% per annum on the unused portion of the line. This working capital line of credit is used to minimize idle cash in the bank and is tied to cash equivalent investments for any excess cash. At year-end 1997 and 1996, cash and cash equivalents totaled $670,000 and $2,874,000, respectively.

	At January 2, 1998, the aggregate principal amount of the Company's outstanding long-term indebtedness and capital lease obligations including current maturities was approximately $49.7 million. Of this total, $1.2 million was in the form of 10.2% notes due July 15, 1998, $14.3 million in the form of 9.11% notes due June 15, 2002, $30.0 million consisted of borrowings under the revolving line of credit due April 7, 1999, and $4.2 million was related to capital lease obligations with varying maturities through June 1999.

	The required principal payments on all long-term debt and capital leases are anticipated to be $4.9 million in 1998, $36.2 million in 1999, $2.9 million in 2000, $2.9 million in 2001, and $2.8 million in 2002.

	The Company periodically enters into heating oil (diesel fuel) swap agreements to hedge its exposure to price fluctuations on various levels of its anticipated fuel requirements. Gains and losses on hedging contracts are recognized in operating expenses as part of the fuel cost over the hedge period.

	The Company anticipates that its existing credit facilities along with cash flow from operations will be sufficient to fund operating expenses, capital expenditures and debt service.

Factors Affecting Future Performance

	The Company's future operating results may be affected by various trends and factors which are beyond the Company's control. These include adverse changes in demand for trucking services, availability of drivers and fuel prices. Accordingly, past performance should not be presumed to be an accurate indication of future performance.

Seasonality

	In the transportation industry, results of operations generally show a seasonal pattern because customers reduce shipments during and after the winter holiday season with its attendant weather variations. The Company's operating expenses have historically been higher in the winter months primarily due to decreased fuel efficiency and increased maintenance costs in colder weather.

	The foregoing statements contain forward-looking statements which involve risks and uncertainties and the Company's actual experience may differ materially from that discussed above. Factors that may cause such a difference include, but are not limited to, those discussed in "Factors
Affecting Future Performance" as well as future events that have the effect of reducing the Company's available cash balances, such as unanticipated operating losses or capital expenditures related to possible future acquisitions. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as the date hereof. The Company assumes no obligation to update forward-looking statements.


Consolidated Balance sheets

At Year-End									                          1997		      1996
-------------------------------------------------------------------------------
ASSETS								                               (In thousands)
CURRENT ASSETS
	Cash and cash equivalents					             $  670     $	 2,874
	Accounts receivable:
		Customers (net of allowances of
$889,000 in 1997 and $682,000 in 1996)				  20,195      	21,818
		Other							                                 629	         866
                               									-------------------------
                                  										20,824      	22,684
	Inventories _ at cost						                   635      	   891
	Prepaid expenses:
		Tires								                              2,885        4,282
		Taxes, licenses and permits				            2,027      	 1,120
		Other								                                467	         245
                                									-------------------------
                                 								 		 5,379      	 5,647
	Assets held for sale _ Note B					          3,383      	   0
	Deferred income taxes _ Note D			           5,413      	 3,325
                                 									-------------------------
		Total current assets					                 36,304      	35,421
Property and Equipment _ note B
	Revenue equipment and capital leases	     121,337      158,421
	Land, structures and improvements		      		 7,103      	12,742
	Other equipment							                      8,776      	 8,450
	Accumulated depreciation				              (29,276)     (57,738)
                                 									-------------------------
                             									     107,940      121,875
Intangible assets,
	Net of accumulated amortization
of $682,000 in 1997 and $775,000
 in 1996 _ Notes E and J		                 	    90      	 2,259
Other Assets								                           201	         339
                                  									-------------------------
		Total Assets					                       $144,535     $159,894

Liabilities and Stockholders' Equity
Current Liabilities
	Notes payable to banks _ Note C	            			$0	     $	3,598
	Accounts payable					                    		 4,350       	1,002
	Accrued expenses							                    11,562       	7,213
	Accrued claims expense _ Note K			        	13,913       	8,199
	Current maturities of long-term debt
 and capital leases			                 				 	4,898      		4,848
                                  									------------------------
		Total current liabilities			             	34,723       24,860
Long-term Debt and Capital Leases,
	Less current maturities _ Note C	       			44,826       49,747
Deferred Income Taxes _ Note D				         	12,875       18,787
Stockholders' Equity _ Notes G and H
	Preferred stock, $0.01 par value; authorized
 shares _ 5,000,000; none issued
	Common stock, $1 par value; authorized
shares _ 10,000,000; issued shares _
	4,558,754 in 1997 and 1996; outstanding
shares _ 4,373,115 in 1997 and
	4,344,955 in 1996	                     						4,559     		4,559
	Additional paid-in capital				              32,854	     32,811
	Retained earnings						                     16,733	     31,453
                                									-------------------------
                               									     54,146	     68,823
	Less common stock in treasury,
 185,639 shares  in 1997 and 213,799
 shares in 1996, at cost    						     		    (2,035)     (2,323)
                                									-------------------------
		Total stockholders' equity	         		     52,111	     66,500
                                									-------------------------
		Total liabilities and stockholders'
  equity                                   $144,535	    159,894
                                									==========================
See accompanying notes.




Consolidated Statements of Operations

For The Year (In thousands,
except share and per
share amounts)							                   1997	      1996      	1995
--------------------------------------------------------------------------------

Operating revenue from truckload
operations	                           $240,766  	$246,222   $229,519

Operating expenses:
	Salaries, wages and fringe benefits	   75,748  	  71,318    	69,375
	Operating supplies and expenses		      62,828  	  69,859    	65,185
	Insurance, claims, taxes and licenses  17,751  	  14,227    	11,575
	Depreciation and amortization			       21,432  	  21,872    	22,865
	Purchased transportation and
 equipment rent                         51,692	    54,272    	45,221
	Other							                           10,986  	   9,629    	10,157
	Impairment of long-lived assets
  _ Note B	                             15,754        		0       	  0
	(Gain) loss on sale of revenue
 equipment                        	        185  	  (1,657)    (1,589)
                                  									-------------------------
		Total operating expenses from
truckload operations			   		           256,376	   239,520   	222,789
                                  									-------------------------
		Operating income (loss) from
 truckload operations			   		          (15,610)     6,702    	 6,730

Operating revenue from rail
container operations                    	3,319  	  10,466    	10,166
Operating expenses		                 				4,228  	  10,818    	10,383
Restructuring charge _ note j			       		1,906	        	0	         0
                                   									-------------------------
	Operating loss from rail container
Operations						                      		(2,815)      (352)      (217)
                                   									-------------------------

		Operating Income (loss)	      		     (18,425)     6,350   	  6,513

Other income and expenses:
	Interest and other income	           			   68       		59	        32
	Interest expense	            				      (4,363)    (4,783)   	(5,554)
                                   									-------------------------
                               									(4,295)    (4,724)   	(5,522)
                                   									-------------------------
		Earnings (loss) from continuing
operations before income taxes	    			 (22,720)     1,626    	   991

Income tax expense (benefit) _ Note D	  (8,000)       721	       473
                                   									-------------------------
		Net Earnings (loss) from continuing
operations					             	          (14,720)       905    	   518
		Loss from operations of discontinued
division (Net of tax benefits of $0,
$0 and $351,respectively) _ Note I		      			0       	  0    	  (624)
		Loss on disposal of discontinued
division (Net of tax benefit of $0,
$109 and $247, respectively) _ Note I	    			0      	(139)      (441)
                                   									-------------------------
		Net earnings (loss)			              $(14,720)     $ 766    	$ (547)
                                   									=========================

		Basic and diluted earnings (loss)
		per share:
			From continuing operations	          $(3.38)     $0.21    	 $0.12
			From operations of discontinued
			division			                          		0.00  	    0.00    	 (0.14)
			From disposal of discontinued
			division				                          	0.00  	   (0.03)   	 (0.10)
                                  									--------------------------
		Basic and diluted net earnings (loss)
 		per share				    	                   $(3.38)	    $0.18    	$(0.12)
                                       					=========================

Weighted average number of
shares outstanding:
	Basic		           	            				 4,357,970  	4,365,199  4,478,827
	Diluted				                      		 4,357,970  	4,371,945  4,504,007



See accompanying notes.


Consolidated Statements of Stockholders' Equity



           			Common Stock
		----------------------------		                Additional       	   Total
					 	                         Treasury  Stock	  Paid-in  Retained  Stock
                                ---------------
(In thousands)   Shares  Amount  Shares   Amount  Capital  Earnings	 holders'
                                                                     Equity
--------------------------------------------------------------------------------
BALANCE AT
DECEMBER 30,
1994	             4,552  $4,552   (71)   $(1,064)  $33,121 $31,234 	$67,843
Purchase of
 treasury
	shares, at cost		               (172)    (1,763)		                 	(1,763)
Sale of common
	stock _ Note G			                  5	        74	     (22)               52
Common stock issued
	upon exercise of
	stock options			                  44	       667  	  (284)	         	   383
Net loss						                                               (547)     (547)
            			--------------------------------------------------------------

BALANCE AT
	DECEMBER 29,
 1995			        4,552    4,552  (194)    (2,086)  32,815    30,687	  65,968
Purchase of
treasury shares,
at cost		                 	      (70)	     (854)			                    (854)
Sale of common
	stock
_ Note       G		     7	      7			                     61		               68
Common stock
issued upon
exercise of
stock options
_ Note H			                       50      		617    	(190)               427
Income tax benefit
	from options
	exercised
_ Note H			                                 					    125         		     125
Net earnings						                                   	     		  766	     766
            			-------------------------------------------------------------

BALANCE AT
JANUARY 3, 1997	   4,559 4,559 (214)    (2,323)	  32,811   	31,453   66,500
Sale of common
stock _ Note G			                 4	        36	        5   	             41
Common stock
 issued upon
exercise of
stock options
_ Note H			                      24       	252	     (29)		              223
Common stock options
	granted for services	                           				67               		 67
Net loss						                                              (14,720)(14,720)
             			------------------------------------------------------------

BALANCE AT
JANUARY 2, 1998 	4,559	$ 4,559  (186) $(2,035) 	$32,854   	$ 16,733 $52,111
            			=============================================================



See accompanying notes.


Consolidated statements of cash flows

For The Year (In thousands)				         1997	       	1996	      	1995
------------------------------------------------------------------------------
Cash flows from operating activities
	Cash received from customers		      $245,865	    $263,897     $248,165
	Interest and other income
(expense) received (paid)		               	68     		   (94)    	     59
	Cash paid to suppliers and
employees	                      					(210,613)    (227,362)    (217,523)
	Interest paid				                     (4,432)    		(4,776)    	 (5,999)
	Income taxes refunded	                   877	       1,785	          87
	Income taxes paid	                     				0      		    0    		   (856)
Net cash provided from operating
activities					                      	 31,765     		33,450     	 23,933

Cash flows from investing activities
	Purchase of Vernon Sawyer assets
_ Note E		                             					0      		    0    		 (6,758)
	Purchases of property and equipment	 (37,108)	     (31,040)   	(19,890)
	Proceeds from disposition of
equipment					 	                       11,344      		10,887    	 11,166
Net cash flows used in investing
activities						                      (25,764)	     (20,153)   	(15,482)

Cash flows from financing activities
	Proceeds from sale of common stock      		41		          68	         52
	Proceeds from exercise of stock          223	          427    	    383
	Purchase of common stock for
treasury					                             		0	      	  (854)    	(1,763)
	Net decrease in borrowing under
revolving line of credit			                	0	      	(5,000)    	(1,000)
	Repayment of long-term debt and
capital leases				 	                   (4,871)     		(7,812)     (4,171)
	Net change in borrowing under
working capital line of credit       	 (3,598)     		 2,748     	(3,349)
                             							--------------------------------------

Net cash flows used in financing
activities		                    			 	  (8,205)	      (10,423)     (9,848)
Net increase (decrease) in cash and
	cash equivalents				                  (2,204)      		 2,874     	(1,397)
                              							--------------------------------------
Cash and cash equivalents at
 	beginning of year				                 2,874	         	   0   		  1,397
                              							--------------------------------------
Cash and cash equivalents at end
of year                        						$    670       		$2,874        	$	0
                              							======================================

Reconciliation of net earnings (loss)
to net cash
	provided from operations
	Net income (loss)               				$(14,720)       	  $766      	 $(547)
	Noncash expenses and gain
included in income:
		Depreciation and
amortization					                      21,507        		22,055    	  23,141
		Deferred income taxes,
net of option exercise
benefit				 	                         	(8,000)       		   487     	  (125)
		Impairment of long-lived
assets				  	                         	15,754         		    0	    	     0
		Restructuring charge on
rail container operations	           		 1,906         		    0	    	     0

		Book value of equipment
written off in accidents	            		   522        		   510	        375
		(Increase) decrease in
accounts receivable		   	             	 1,780	        	 5,102     	(2,287)
		(Increase) decrease in
inventories and prepaid
expenses				    		                       (785)	         2,682    	  1,069
		(Increase) decrease in
 other assets			     		                   138       			   198     	  (411)
		Increase in accounts payable
and accrued expenses		  	              13,478        		 3,307    	  4,382
		(Gain) loss on sale of
equipment				     		                      185        		(1,657)    	(1,664)
                              							--------------------------------------
Net cash provided from operations	   $ 31,765       	$	33,450    	$23,933
                              							======================================



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

Cash Equivalents. The Company classifies short-term, highly liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents are stated at cost which approximates market.

Tires in Service. The cost of original equipment and replacement tires placed in service is capitalized and amortized over the estimated useful life of twenty-four to thirty months. The cost of recapping tires is expensed as incurred.

	Property and Equipment. Property and equipment is stated at cost. Depreciation of property and equipment is provided by the straight-line method over the estimated useful lives. The ranges of estimated useful lives of the major classes of depreciable assets are as follows: revenue equipment - 3 to 7 years, buildings and improvements - 20 to 30 years, and other equipment - 3 to 5 years. Gains and losses on sales or exchanges of property and equipment are included in operations in the year of disposition.

Income Taxes. Income taxes are accounted for by the Company using the liabilities method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred income taxes relate to temporary differences between assets and liabilities recognized differently for financial reporting and income tax purposes.

Impairment of Long-Lived Assets. The Company continually reevaluates the carrying value of its long-lived assets for events or changes in circumstances which indicate that the carrying value may not be recoverable. As part of this reevaluation, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal.
If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized through a charge to operations.

Use of Estimates. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition. The Company uses the relative transit time incurred method to recognize revenue and record costs of shipments in transit. Prior to 1997, the Company recognized revenue on the date freight was received for shipment and accrued estimated cost of delivery of shipments in transit. The effect of the Company's change to the relative transit time incurred method of revenue recognition on 1997 was insignificant.

Earnings per Share. In 1997, the Financial Accounting Standards Board issued Statement No. 128. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share exclude any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings (loss) per share amounts for all periods have beenn presented, and where appropriate, restated to conform to the Statement 128 requirements.

Fiscal Year. The Company's fiscal year-end is the Friday nearest December 31, which was the 52-week period ended January 2, 1998, the 53-week period ended January 3, 1997 and the 52-week period ended December 29, 1995 for the past three fiscal year-ends.

NOTE B _ IMPAIRMENT OF LONG-LIVED ASSETS

Included in the Company's fleet of temperature-controlled trailers, as of January 2, 1998, were 1,860 trailers that are 48 feet in length. In December 1997, management developed a plan to dispose of all of the Company's 48-foot temperature-controlled trailers over the next three years, which is significantly earlier than the typical disposal cycle for these units, due to the temperature-controlled segment of the trucking industry's rapid acceptance of 53-foot trailers as the industry standard. Accordingly management evaluated the market value for used 48-foot temperature-controlled trailers based upon the Company's accelerated disposal dates and determined that the carrying value of the 48-foot temperature-controlled trailers of $46.4 million was impaired. A charge of $15.2 million resulted which is included in impairment on long-lived assets in the accompanying consolidated statement of operations for the year ended January 2, 1998.

	During 1997, the Company closed its terminal facility in Dallas, Texas and plans to sell the facility in 1998. The Dallas terminal had a carrying amount of $2.0 million as of January 2, 1998 which is greater than the estimated sales value, net of related costs to sell. Accordingly, the Company marked the facility to market and included the write-down of approximately $0.5 million in impairment on long-lived assets in the accompanying consolidated statement of operations for the year ended
January 2, 1998. The Company also plans to sell in 1998 its former corporate office building with a carrying amount of $1.8 million at year-end 1997, whcih is less than management's estimate of the sales value, net of related costs to sell.

NOTE C _ CREDIT FACILITIES, DEBT AND CAPITAL LEASES

Long-term debt and capital leases consisted of the following:


										                                        1997	         	1996
--------------------------------------------------------------------------------
                                                  	(In thousands)
	9.11% unsecured notes payable to insurance
companies with semi-annual interest
payments and annual principal payments
of $2,857,000 through 2002		                 			$14,286       	$17,143
	10.2% unsecured notes payable to insurance
company with semi-annual interest
payments and annual principal payments
of $1,250,000 through July 1998				               1,250 	        2,500
	Revolving line of credit with banks, with
floating interest rates (6.7% weighted
average rate at January 2, 1998)				              30,000      	 30,000

	Capital lease obligations with interest rates
 from 6.5% to 6.68% and monthly payments
 of $144,000 through June 1999	               			  4,188      	  4,952
                                     								---------------------------
                                       										 49,724      	 54,595
          Less current maturities				             (4,898)     	 (4,848)
                                      								--------------------------
                                         								$44,826      	$49,747
                                      								==========================

	Capital lease obligations represent leased revenue equipment with a carrying value of $2,770,000 at January 2, 1998 and $7,817,000 at January 3, 1997. Amortization of revenue equipment leased under capital leases is included in depreciation and amortization in the accompanying consolidated statements of operations.

	The Company has a $50,000,000 unsecured revolving line of credit maturing in 1999. In accordance with the agreement, the Company has agreed to limit assets pledged on any other borrowing. At January 2, 1998, $20,000,000 was available to the Company under the revolving line of credit. Under the terms of the agreement, borrowings bear interest at (i) the higher of prime rate or a rate based upon the Federal Funds Effective Rate, (ii) a rate based upon the Eurodollar rates, or (iii) an absolute interest rate as determined by each lender under a competitive bid process at the Company's option.
Facilities fees from 1/5% to 3/8% per annum are charged on the unused portion of this line.

	The aggregate annual maturities of long-term debt and capital leases at January 2, 1998 are as follows:


          				                         		Long-term		Capital
(In thousands)                          				Debt  			Leases	   	Total
------------------------------------------------------------------------------
1998					                                 $	4,107			$  867	   	$4,974
1999			                                 			32,857 		 3,397   		36,254
2000                                 						2,857			   _		     	 2,857
2001	                                 					2,857			   _	     		 2,857
2002			                                 			2,858			   _	     		 2,858
                             						------------------------------------------
                                					     45,536    4,264	    	49,800
Less amount representing interest	             _	 		  (76)	    	  (76)
                             						------------------------------------------
                                					    $45,536			$4,188	    $49,724


	The Company also has $4,000,000 in an unsecured working capital line of credit, all of which was available at January 2, 1998. Interest is at a rate based upon the London Interbank Offered Rate (LIBOR) on borrowings on the working capital line with facility fees at 1/4% per annum on the unused portion of the line.

	Under the terms of the lines of credit and notes payable agreements, the Company agreed to maintain minimum levels of consolidated tangible net worth and cash flows, to limit additional borrowing based on a debt-to-consolidated tangible net worth ratio, and to restrict assets that can be pledged on any other borrowings. The agreements also establish limits on dividends, stock repurchases and new investments. The 9.11% and 10.2% notes payable to insurance companies require the Company to meet a fixed charge ration, as defined, at each quarter-end based upon the preceding twelve months' operating results. The Company was in compliance with these requirements at year-end 1997 and 1996 as amended subsequent to January 2, 1998.

NOTE D _ INCOME TAXES

	Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:


(In thousands)							                               1997    			1996
-------------------------------------------------------------------------------
Deferred tax liability _ property and equipment	    $21,972	  $23,149
Deferred tax assets:
     Allowance for doubtful accounts                 	  338	  		  263
     Accrued expenses                                 5,075	  		3,062
     Net operating loss carryforward                		7,989	  		3,347
     Intangibles                                 	      192  			   99
     Alternative minimum tax carryforward               916		     916
                                   								  -----------------------------
                                                     14,510  			7,687
                                   								  -----------------------------
Net deferred tax liabilities				                     $7,462   $15,462
                                   								  =============================



	Income tax expense (benefit) consists of the following:



(In thousands)						                1997        		1996      		1995
-------------------------------------------------------------------------------
Deferred:
	Federal	                    					$(7,300)        $538  	    $(115)
	State						                     	   (700)        	 74       		(10)
                            								-------------------------------
Total income tax expense
(benefit)	                      		 (8,000)        	612      		(125)
Income tax benefit allocated
to discontinued
 operations	                     							_           	_	      	 351
Income tax benefit allocated to
loss on disposal of discontinued
 operations                         				_         	109      		 247
                            								-------------------------------
Income tax expense attributable to
continuing operations			 	        	$(8,000)       $721 	      $473
                            								===============================



	The reconciliation of income tax computed at the federal statutory tax rate to income tax expense is as follows:


(In thousands)						                      1997      		1996	    	1995
-------------------------------------------------------------------------------
Statutory federal income tax rate		    $(7,725)     		$468	    $(228)
State income taxes, net				              	(462)     		  49	    	  (7)
Other								                              187      		  95	    	 110
							                                $(8,000)     		$612    		(125)

	The Company has a net operating loss carryforward for income tax purposes of approximately $22,200,000, which expires at various dates through the year 2012.

NOTE E _ ACQUISITIONS

	Effective May 1, 1995, the Company acquired substantially all of the assets of Vernon Sawyer, Inc., a regional dry-van truckload carrier based in
Bastrop, Louisiana.  Results from operations of the Company include operations of the net assets acquired since May 1, 1995.  The acquisition was accounted for using the purchase method of accounting. Acquisition cost included $772,000 of intangibles, a three-year non-compete agreement.  The non-compete agreement is being amortized by the straight-line method over the life of the agreement.

NOTE F _ CONCENTRATIONS OF CREDIT RISK

	The Company had one customer which accounted for operating revenues of $23,311,000 in 1995 and a customer which accounted for operating revenues of $27,759,000 in 1997. No customer accounted for more than 10% of the Company's operating revenues in 1996.

	Trade accounts receivable are the principal financial instruments that potentially subject the Company to significant concentrations of credit risk. The Company performs periodic credit evaluations of its customers and credit losses have been insignificant and within management's expectations.

NOTE G _ EMPLOYEE BENEFIT PLANS

	The Company sponsors a defined contribution plan covering substantially all of its employees. The Company makes discretionary contributions to the plan of 100% of the employee contribution up to 4% of each covered employee's salary. Contributions by the Company under the plan approximated $716,000, $1,071,000, and $653,000 in 1997, 1996, and 1995,
respectively.

	In April 1987, the stockholders approved an employee stock purchase plan reserving 133,333 shares of common stock for the plan. Substantially all employees are eligible to participate and may subscribe for 10 to 300 shares each.

During 1997, 3,276 shares were purchased and in 1996, 6,535 shares were issued pursuant to the plan. Subsequent to January 2, 1998, an additional
5,227 shares have been subscribed for by employees.

NOTE H _ STOCK OPTION PLANS

	The Company grants stock options for a fixed number of shares to employees with an exercise price equal to or above the fair value of the shares at the date of the grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to
Employees, and, accordingly, recognizes no compensation expense for stock options granted.

	Under the Company's Incentive Stock Option Plan, 533,333 shares of Common
Stock have been reserved for grant to key employees and directors. Options granted under the plan have a ten-year term with vesting periods of one to five years from the date of the grant.

	Pro forma information regarding net income (loss) and earnings (loss) per share is required by FASB Statement No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions: volatility factors of .281 and .297 for 1997 and 1996, respectively; weighted-average expected life of options of three and two years for 1997 and 1996, respectively;
risk-free interest rate of 6% and 5% for 1997 and 1996, respectively; and no dividend yield.

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

For purposes of pro forma disclosures, the estimated fair value of the options and the securities purchase agreements granted in 1997 and 1996 is amortized to expense over the vesting period. The Company's pro forma information follows:



(In thousands, except per share information)			     1997   		1996
-------------------------------------------------------------------------------
Pro forma net income						                        $(14,786)  	386
Pro forma basic and diluted earnings (loss)
 per common share							                           $	(3.39) $	.09



	A summary of the Company's stock option activity and related information is as follows:

                          					1997				           	1996
               				-------------------------  ---------------------------
				                   Options	Weighted-Average	Options Weighted-Average
			                   	(000)		 Exercise Price	  (000)	    Exercise Price
------------------------------------------------------------------------------
Outstanding-beginning
 of year			              269	    	$ 14			        332    		$ 14

Granted               			 21    		  12			         34	    	  11
Exercised	             		(25)   		   9        			(50)   		   8
Forfeited             			(31)   		  15        			(47)   		  16
                    				------              				-----

Outstanding-end of
year                 				234    		$ 14	        		269	    	 $14
                    				=======	========     		=======	========
Weighted-average fair
value of options
granted during the
year				                      	$ 3.15	         			$ 1.86
                        					=========	       			=========
Weighted-average
fair value of securities
purchase agreements
granted during the year      		$ _		           			$ 1.28
                        					=========       				=========


Following is a summary of the status of options outstanding at January 2, 1998:

        			Outstanding Options	        		Exercisable Options
        			-------------------	       		--------------------

					                   Weighted
					                   Average	      Weighted			               Weighted
					                   Remaining	    Average		                	Average
Exercise		       Number	Contractual	  Exercise	     Number	     Exercise
Price Range		   (000's)	Life 		       Price 		       (000's)	    Price
---------------------------------------------------------------------------
$ 9.00  - $11.75	 34		  8 years	      $11		           5		       $9
$12.00  - $15.00	186		  7 years      	$15	           	127     		$15
$21.00	           14 	 	4 years      	$21		           14		      $21




NOTE I _ DISCONTINUED OPERATIONS

	Abandonment of the Company's international division, which primarily provided maritime transportation services, began on November 30, 1995 and was completed by August 31, 1996. The loss on disposal of discontinued operations, in 1995, included approximately $62,000 (net of $35,000 tax benefit) of operational losses from November 30, 1995 through December 29, 1995. Actual costs incurred to complete the disposal exceeded the Company's 1995 estimate by $139,000 (net of $109,000 tax benefit), and accordingly, are included in the accompanying consolidated statement of operations for 1996.

NOTE J _ RAIL CONTAINER RESTRUCTURING CHARGE

	During 1997, the Company completed its plan to exit the rail container market. A one-time restructuring charge of $1,906,000 was recorded for the write-off of intangible assets pertaining to the rail container operation and the accrual of certain expenses related to the subleasing of rail containers and exiting this market.

NOTE K _ COMMITMENTS AND CONTINGENCIES

	The Company self-insures for losses related to liability and workers' compensation claims with excess coverage by underwriters on a per incident basis. Claims payable totaled $13,913,000 at January 2, 1998 and $8,199,000 at January 3, 1997, a portion of which is for insurance claims that have been incurred but not reported and estimated future development of claims. The ultimate cost for outstanding claims may vary significantly from current estimates.

The Company leases certain revenue equipment and data processing equipment under operating leases that expire over the next six years. The leases require the Company to pay the maintenance, insurance, taxes and other expenses in addition to the minimum monthly rentals. Future minimum payments under the leases at January 2, 1998 are $10,627,000 in 1998, $10,331,000 in 1999, $2,000,000 in 2000, $502,000 in 2001 and $36,000 in
2002. The Company guarantees approximately $1,360,000 of the residual value of certain revenue equipment leased under and operating lease.
Rental expense applicable to noncancelable operating leases totaled $6,806,000 in 1997, $8,440,000 in 1996, and $7,042,000 in 1995.

	The Company has entered into heating oil (diesel fuel) swap agreements to hedge its exposure to price fluctuations at year-end 1997 on 3% of its 1998 anticipated fuel requirements. Gains and losses on hedging contracts are recognized in operating expenses as part of the fuel cost over the hedge period.

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

NOTE L _ FAIR VALUE OF FINANCIAL INSTRUMENTS

	The carrying amount reported in the consolidated balance sheet for cash and cash equivalents and short-term notes payable to banks approximate their fair values. The fair values of the Company's long-term debt and capital lease obligations are estimated using discounted cash flow analysis, based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements, which approximate the carrying amounts at January 2, 1998.


Report of Independent Auditors

The Board of Directors and Stockholders
KLLM Transport Services, Inc.

	We have audited the accompanying consolidated balance sheets of KLLM Transport Services, Inc. and subsidiaries as of January 2, 1998 and
January 3, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 2, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KLLM Transport Services, Inc. and subsidiaries at January 2, 1998 and January 3, 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended
January 2, 1998, in conformity with generally accepted accounting principles.


s/Ernst & Young LLP
Jackson, Mississippi
January 30, 1998, except for Note C
as to which the date is February 24, 1998



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

LELAND R. SPEED
Chairman of the Board
and Chief Executive Officer
The Parkway Company

C. TOM CLOWE, JR.
President and Chief Operating Officer
Missouri Gas Energy
OFFICERS

BENJAMIN C. LEE, JR.
Chairman of the Board

STEVEN K. BEVILAQUA
President and Chief Executive Officer

STEVEN L. DUTRO
Chief Financial Officer

JOHN J. RITCHIE
Senior Vice President _
Sales and Marketing

NANCY M. SAWYER
President _ Vernon Sawyer Division

IRENE C. HOWARD
Vice President _ Human Resources
and Risk Management

WILLIAM J. LILES III
Vice President _ Sales and Marketing

JAMES M. RICHARDS, JR.
Vice President of Operations _ 		Customer Service
OFFICERS _ continued

VINCENT A. SCHOTT
Vice President _ Information Systems

LARRY C. SIMPSON
Vice President _ Maintenance

JAMES P. SORRELS
Vice President of Operations _
Driver Retention



Shareholder Information

CORPORATE OFFICES
KLLM Transport Services, Inc.
135 Riverview Drive
Richland, Mississippi 39218
(601) 939-2545

TRANSFER AGENT
Harris Trust & Savings Bank
Corporate Trust Division
600 Superior Avenue E, Suite 600
Cleveland, Ohio  44115
(216) 263-3639

INDEPENDENT AUDITORS
Ernst & Young LLP
188 East Capitol Street, Suite 400
Jackson, Mississippi 39201

FORM 10-K
Information about KLLM Transport Services, Inc., including the Form 10-K, may be obtained without charge by writing to Mr. Steven L. Dutro, Chief Financial Officer, at the Company's corporate offices.

ANNUAL MEETING
10:00 a.m.
April 21, 1998
KLLM Corporate Offices
135 Riverview Drive
Richland, Mississippi 39218