Form 10-K, Exhibit 13
period 1999-01-01
KLLM TRANSPORT SERVICES INC
filed 1999-03-31
CIK 793765

SELECTED FINANCIAL AND OPERATING DATA

KLLM Transport Services, Inc. - 1998 Annual Report

(In thousands, except per share and operating data)       1998            1997            1996            1995            1994
--------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
Operating revenue from truckload operations             $228,988        $240,766        $246,222        $229,519        $202,101
Operating revenue from rail container operations              --           3,319          10,466          10,166           8,175
Operating expenses from truckload operations             223,346         256,376         239,520         222,789         187,452
Operating expenses from rail container operations             --           6,134          10,818          10,383           8,523
                                                        ------------------------------------------------------------------------
Operating income                                           5,642         (18,425)          6,350           6,513          14,301
Interest and other income                                    945              68              59              32              17
Interest expense                                          (3,551)         (4,363)         (4,783)         (5,554)         (5,014)
                                                        ------------------------------------------------------------------------
Earnings (loss) from continuing operations before
   income taxes                                            3,036         (22,720)          1,626             991           9,304
Income tax expense (benefit)                               1,200          (8,000)            721             473          (3,530)
                                                        ------------------------------------------------------------------------
Net earnings (loss) from continuing operations             1,836         (14,720)            905             518           5,774
Loss from operations of discontinued division,
   net of tax benefits                                        --              --              --            (624)           (580)
Loss on disposal of discontinued division,
   net of tax benefit                                         --              --            (139)           (441)             --
                                                        ------------------------------------------------------------------------
Net earnings (loss)                                     $  1,836        $(14,720)       $    766        $   (547)       $  5,194
                                                        ========================================================================

Basic and diluted earnings (loss) per share:
   From continuing operations                           $   0.42        $  (3.38)       $   0.21        $   0.12        $   1.28
   From operations of discontinued division                   --              --              --           (0.14)          (0.13)
   From disposal of discontinued division                     --              --           (0.03)          (0.10)             --
                                                        ------------------------------------------------------------------------
Net earnings (loss) per common share                    $   0.42        $  (3.38)       $   0.18        $  (0.12)       $   1.15
                                                        ========================================================================
Weighted average basic and diluted
   common shares outstanding                               4,340           4,358           4,373           4,504           4,536
                                                        ========================================================================

BALANCE SHEET DATA (AT YEAR-END):
Net property and equipment                              $ 98,212        $107,940        $121,875        $122,264        $126,756
Total assets                                             133,362         144,535         159,894         164,248         166,077
Total liabilities                                         80,694          92,424          93,394          98,280          98,234
Long-term debt, less current maturities                   36,571          44,826          49,747          59,594          66,531
Stockholders' equity                                      52,668          52,111          66,500          65,968          67,843

OPERATING DATA:
Average number of truckloads per week                      3,708           3,966           3,907           3,444           2,871
Average miles per trip                                       990             998           1,009           1,065           1,082
Total miles travelled (000s)                             190,975         205,828         205,006         186,443         161,584
Average revenue for all miles                           $   1.13        $   1.12        $   1.12        $   1.13        $   1.16
Empty mile percentage                                       12.8%           11.5%           12.1%           11.8%            9.8%
Equipment at year-end:
   Company-operated tractors                               1,467           1,464           1,390           1,485           1,290
   Owner-operated tractors                                   279             349             366             291             242
                                                        ------------------------------------------------------------------------
     Total tractors                                        1,746           1,813           1,756           1,776           1,532
   Refrigerated trailers                                   1,998           2,047           2,114           2,150           2,115
   Dry-van trailers                                          695             570             493             384              --
                                                        ------------------------------------------------------------------------
     Total trailers                                        2,693           2,617           2,607           2,534           2,115
   Refrigerated rail containers                               --              --             200             202             150
Ratio of tractors to non-driver
   employees at year-end                                     4.3             5.1             4.0             3.7             2.9

SELECTED QUARTERLY DATA O MARKET AND DIVIDEND INFORMATION

KLLM Transport Services, Inc. - 1998 Annual Report

SELECTED QUARTERLY DATA

                                                               First        Second         Third       Fourth
(In thousands, except per share amounts)                      Quarter       Quarter       Quarter      Quarter
---------------------------------------------------------------------------------------------------------------
1998
Operating revenue                                             $59,190       $60,113       $55,102      $54,583
Operating income (loss)(1)                                      1,730         2,855         1,262         (205)
Net earnings (loss)                                             1,006         1,204           231         (605)
Basic and diluted earnings (loss) per share                   $  0.23       $  0.28       $  0.05      $ (0.14)

1997
Operating revenue from truckload operations                   $60,618       $62,593       $60,127      $57,428
Operating revenue from rail container operations                2,149         1,170            --           --
Operating income (loss) from continuing operations(2)             300            83         2,571      (21,279)
Net earnings (loss)                                              (455)         (609)          887      (14,543)
Basic and diluted earnings (loss) per share                   $ (0.10)      $ (0.14)      $  0.20      $ (3.34)

(1) The fourth quarter 1998 operating loss reflects a $.8 million reduction in reserves for self-insured claims as a result of favorable claims experience in the quarter.
(2) The fourth quarter 1997 operating loss from continuing operations reflects charges of $15.7 million for the impairment of long-lived assets and $3.9 million for increased reserves for self-insured claims and other expenses.

MARKET AND DIVIDEND INFORMATION

   The Company's common stock is traded on The Nasdaq National Market under the symbol KLLM. The number of stockholders, including beneficial owners holding shares in nominee or street name, as of March 18, 1999, was approximately 1,550. The Company has never declared or paid a cash dividend on its common stock. The current policy of the Board of Directors is to continue to retain earnings to finance the continued growth of the Company's business.

   The following table shows quarterly high and low prices for the common stock for each quarter of 1998 and 1997:

FISCAL YEAR 1998                   High           Low
--------------------------------------------------------
First Quarter                    $13 3/4         $11
Second Quarter                   $14 1/8         $11 1/2
Third Quarter                    $13             $ 8
Fourth Quarter                   $ 9             $ 7

FISCAL YEAR 1997                   High           Low
--------------------------------------------------------
First Quarter                    $13             $ 9
Second Quarter                   $13             $10 5/8
Third Quarter                    $12 3/4         $11 1/4
Fourth Quarter                   $14 3/8         $12 1/8

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

KLLM Transport Services, Inc. - 1998 Annual Report

RESULTS OF OPERATIONS
         The following table sets forth the percentage of revenue and expense items to operating revenue from truckload operations for the years indicated.

                                                                               Percentage of
                                                                             Operating Revenue
                                                                     -------------------------------
For the Year                                                          1998         1997         1996
----------------------------------------------------------------------------------------------------
Operating revenue from truck load operations                         100.0%       100.0%       100.0%
Operating expenses:
   Salaries, wages and fringe benefits                                31.9         31.5         29.0
   Operating supplies and expenses                                    24.9         26.1         28.3
   Insurance, claims, taxes and licenses                               6.0          7.3          5.8
   Depreciation and amortization                                       8.0          8.9          8.9
   Purchased transportation and equipment rent                        22.2         21.5         22.0
   Impairment loss                                                      --          6.5           --
   Other                                                               5.0          4.6          3.9
   Gain (loss) on sale of revenue equipment                            (.5)          .1          (.6)
                                                                     -------------------------------
   Total operating expenses from truck load operations                97.5        106.5         97.3
                                                                     -------------------------------
Operating income (loss) from truck load operations                     2.5         (6.5)         2.7
Operating loss from rail container operations                           --         (1.1)         (.1)
                                                                     -------------------------------
Operating income (loss)                                                2.5         (7.6)         2.6
Other income                                                            .4           --           --
Interest expense                                                       1.6          1.8          1.9
                                                                     -------------------------------
Earnings (loss) from continuing operations  before income taxes        1.3         (9.4)         0.7
Income tax expense (benefit)                                            .5         (3.3)         0.3
                                                                     -------------------------------
Earnings (loss) from continuing operations                              .8%        (6.1)%        0.4%
                                                                     ===============================

Year Ended January 1, 1999 Compared to Year Ended January 2, 1998

         Operating revenue for the year ended January 1, 1999 decreased by $11,778,000 or 5% when compared to the year ended January 2, 1998. The decrease in operating revenue consisted of a 2% increase from the dry-van services, net of a 7% decrease in the temperature controlled services. The decrease in temperature controlled services resulted primarily from a decrease in the number of owner operated tractors (4%) and a decrease in miles per tractor (6%). The decrease in miles per tractor was due to a shortage of qualified drivers. Average revenue per mile excluding fuel surcharges increased to $1.13 for the year ended January 1, 1999 when compared to $1.12 for the year ended January 2, 1998. Surcharges for high fuel costs added an additional $15,000 and $1,209,000 to revenues in 1998 and 1997, respectively.

         The challenge of attracting and retaining qualified drivers led to the implementation of an enhanced pay package for certain drivers on September 1, 1998 which increased driver wages approximately 7%. Fewer miles driven and reductions in nondriver compensation have resulted in a net reduction in salaries, wages, and benefits expense compared to 1997. Operating supplies and expenses decreased $5,890,000 compared to the prior year primarily due to lower fuel prices ($3,862,000), fewer miles driven and cost control efforts offset by an increase in repair costs.

         Insurance, claims, taxes, and licenses decreased $4,022,000 compared to 1997. Insurance expense in 1997 had been increased as a result of a reevaluation of the Company's self-insured claims management and reserve practices. Management believes that improvements in driver recruiting and retention, in part a result of the new driver pay plan, also contributed to lower costs through improvements in safety.

         Depreciation and amortization decreased from 1997 as a result of; 1) the write-off in 1997 of intangible assets related to exiting the rail container business; 2) the special charge in 1997 to recognize an impairment in value of the Company's 48-foot temperature controlled trailers; and 3) the replacement of certain owned equipment with equipment leased under operating leases.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

KLLM Transport Services, Inc. - 1998 Annual Report

         Purchased transportation and equipment rent remained level from 1997 to 1998 because the increase in equipment rent was offset by a decrease in transportation purchased from owner operators. During 1998, the Company had a modest gain on the sale of revenue equipment through the regular trade cycle.

         Other income increased $877,000 over the prior year primarily as a result of a gain on sale of the corporate office building of $858,000 in the first quarter of 1998.

         The operating ratio (which represents operating expenses as a percent of operating revenues on continuing operations) decreased from 106.5% to 97.5% for the year ended January 1, 1999 when compared to the year ended January 2, 1998.

         Interest expense for the year ended January 1, 1999 decreased from the prior year primarily due to a decrease in the average debt outstanding. Interest rates under the revolving line of credit declined slightly during 1998 compared to 1997.

         The provision for income tax expense for 1998 was $1,200,000, based on a combined effective federal and state income tax rate of 40%. This rate reflects an increase in the effective rate in 1997 as a result of an increase in nondeductible expenses as a percentage of pretax income (loss) and a small increase in the effective state income tax rate.

Year Ended January 2, 1998 Compared to Year Ended January 3, 1997

         Operating revenue for the year ended January 2, 1998 decreased by $5,456,000 or 2% when compared to the year ended January 3, 1997. The decrease in operating revenue consisted of a 3% increase from the dry-van over-the-road truckload services, net of decreases resulting from rail non-container operations (2%) and other divisions (3%). The average revenue per mile excluding fuel surcharges remained constant at $1.12 for the year ended January 2, 1998 when compared to the year ended January 3, 1997. Surcharges for high fuel costs added $1,209,000 and $1,760,000 to operating revenues in 1997 and 1996, respectively.

         Salaries increased $4,430,000 primarily due to increases in driver compensation in order to offset the cancellation of reimbursement of certain expenses to drivers. Management anticipates continued upward pressure on driver wages. Wages for administrative and maintenance staff were reduced by $1,718,000 in 1997 from 1996. At year-end, the ratio of trucks to non-driving employees had risen to 5.1 from 4.0 at year end 1996 and 3.7 at year end 1995.

         Operating supplies decreased $7,031,000 due to lower fuel prices (approximately $1,076,000), the reduction in driver reimbursed expenses of $4,268,000 as mentioned above, and aggressive cost management.

         Purchased transportation and equipment rent declined $2,580,000 primarily due to the closure in mid-year 1996 of the freight brokerage operation off set by a 5% increase in owner-operated trucks in the fleet.

         Insurance, claims, taxes, and licenses increased by $3,524,000 primarily as a result of a reevaluation of the Company's self insured claims management and reserve practices.

         The level of depreciation and amortization expense reflects the stable level of our Company-owned tractor and trailer fleets. Other expenses grew by $1,357,000, the majority of which was related to advertising for and recruiting of drivers.

         In 1997, the Company realized a net loss of $185,000 on disposition of tractors and trailers compared to a net gain of $1,657,000 in 1996. In 1997, the market value of used 48 foot temperature-controlled trailers decreased resulting in losses on dispositions during the year which was partially offset by gains on disposition of tractors.

         The Company specializes in providing high-quality transportation services in North America. The majority of revenues come from transporting commodities such as food, medical supplies, and cosmetics requiring temperature-controlled equipment. The temperature-controlled segment of the trucking industry had, until 1997, been reluctant to convert to 53 foot trailers due to operational concerns and a lack of customer demand for the greater cube capacity. New equipment sales to for-hire carriers in 1997 were substantially all 53 foot trailers and the market price for used

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

KLLM Transport Services, Inc. - 1998 Annual Report

48 foot trailers dropped. KLLM had a substantial fleet of 48 foot trailers. Management made the decision in December 1997 to accelerate its fleet conversion in order to maintain its position as a leader in the temperature-con- trolled sector. As a result management recognized an impairment in the value of its 48 foot temperature-controlled trailers as of year end 1997. The book values of the 48-foot temperature-controlled trailers, under the guidance of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," were reduced to market value requiring a special pretax charge of $15,426,000. To accomplish the fleet conversion, a three-year contract was negotiated with a major trailer manufacturer to purchase KLLM's trailers at predetermined prices and to provide a similar number of new 53 foot temperature-controlled trailers under operating leases. The Company also recorded a pretax impairment charge of $506,000 related to real estate held for sale.

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

         Interest expense for the year ended January 2, 1998 was $4,363,000. The decrease in interest expense in 1997 was primarily due to a decrease in the average debt outstanding in 1997 as compared to 1996. Interest rates under the revolving line of credit remained level during 1997 compared to 1996.

         The provision for income tax benefit for 1997 was $8,000,000, based on a combined effective federal and state tax rate of 35%. This rate reflects a decrease in the effective tax rate from 44% in 1996 as a result of a decrease in nondeductible expenses as a percentage of pretax income (loss).

IMPACT OF YEAR 2000
         Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognizes a date using "00" as the year 1900 rather than the year 2000. This date problem could cause a system failure or could cause miscalculations which would disrupt operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. During 1998 the Company has progressed with modifications to its computer software which will enable its computer systems to function properly with respect to dates in the year 2000 and thereafter. The failure of the Company, its suppliers, or its customers to adequately prepare for the Year 2000 problem could have an adverse affect on the consolidated financial results of consolidated operations of the Company.

         Beginning in mid 1996, the Company established a conversion timeline. Each software system was identified and categorized as Year 2000 ready, not-ready and conversion planned, and not-ready with replacement planned. During the two years since that study, the conversion effort and timeline have been updated to reflect progress on the overall project. Consistent with the original Year 2000 conversion timeline, the project is approximately eighty percent complete. At present, management of the Company believes that sufficient resources are in place to complete the project by June 30, 1999. Upon completion of the project, detailed testing, including actually changing the date to the year 2000 in certain systems, will be performed to ensure a seamless passage into the year 2000. The total project is estimated to be approximately $700,000 for the purchase of new software and the modification of existing software with $400,000 of the total to be capitalized and the remaining $300,000 expensed as incurred. Through January 1, 1999, approximately $260,000 had been capitalized and $180,000 had been expensed. Over the three- year project, approximately 10% of the information systems budget will be directed to Year 2000 compliance.

         To determine the scope of the effort beyond the Company's systems, each operating department of the Company is determining the population of significant suppliers and their level of preparedness. In certain applications, tests have

Management's Discussion and Analysis of Results of
Operations and Financial Condition (Continued)

KLLM Transport Services, Inc. - 1998 Annual Report

been performed to ensure an uneventful continuation of business. The Company's suppliers, vendors, and equipment manufacturers, have indicated that they continue to assess the impact of the Year 2000 issue on their operations. In the event of an unforeseen problem, the Company is studying contingency plans that may include communication with drivers other than via satellite and manual transactions. If certain suppliers such as fuel vendors are unable to supply products or if customer locations are closed due to their inability to operate, the Company's operations could be suspended. Although management has been assured that revenue equipment will not be affected, a Year 2000 electronic malfunction could render certain pieces of equipment inoperable.

         The Company's diverse customer base provides assurance that the inability of one customer to operate, due to Year 2000 related problems, will not have a significant adverse impact on the operations of the Company.

MARKET RISK
         Market risk relating to the Company's operations result primarily from changes in interest rates and the price of heating oil (diesel fuel), as well as credit risk concentration. The Company does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

         The Company's interest expense is sensitive to changes in the general level of U.S. interest rates. The Company maintains certain of its debt as fixed rate in nature to mitigate the impact of fluctuations in interest rates. The following table provides information about the Company's debt instruments that are sensitive to change in interest rates.

                           Interest Rate Sensitivity
                     Principal Amount by Expected Maturity
                             Average Interest Rates

                                                                                       Fair
                                                                                       Value
                                                                                     January 1,
(Dollars in thousands)      1999        2000         2001       2002       Total       1999
Fixed rate                 $2,857     $ 2,857      $2,857     $2,857     $11,428     $11,900
Average interest rate        9.11%       9.11%       9.11%      9.11%
Variable rate                  --     $28,000          --         --     $28,000     $28,000
Average interest rate          --        6.10%         --         --

         To hedge its exposure to price fluctuations, the Company periodically enters into heating oil (diesel fuel) swap agreements. Such agreements are accounted for as hedges with gains and losses recognized in operating expense as part of the fuel cost over the hedge period. At January 1, 1999, the Company has entered into swap agreements on approximately 15% of its 1999 anticipated fuel requirements which is immaterial to the Company's consolidated financial position and operations.

LIQUIDITY AND CAPITAL RESOURCES
         KLLM Transport Services, Inc.'s primary sources of liquidity are its cash flow from operations and existing credit agreements of KLLM, Inc., a wholly-owned subsidiary. During the years ended January 1, 1999 and January 2, 1998, the Company generated $16.5 million and $31.8 million, respectively, in net cash provided from operating activities. This cash flow in 1998 was used primarily for capital expenditures and the reduction of long-term debt and capital leases by approximately $10,300,000.

         In 1998, the Company-owned tractor fleet remained level while the trailer fleet was increased by 76 units, net of replacements, compared to 1997. Capital expenditures, net of proceeds from trade-ins during 1998, were approximately $4.8 million compared to $25.8 million in 1997. The Company also entered into operating leases for 600 trailers throughout the year. Net capital expenditures in 1999 are expected to be approximately $28.8 million, although management may finance a portion of the capital expenditures with operating leases.

         The Company has a $50,000,000 unsecured revolving line of credit with a syndication of banks. Borrowings of $28,000,000 were outstanding under the line at year-end. At January 1, 1999, the weighted average interest rate on the revolving line of credit was 6.1%. Under the terms of the agreement, borrowings bear interest at (i) the higher of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONTINUED)

KLLM Transport Services, Inc. - 1998 Annual Report

prime rate or a rate based upon the federal funds effective rate, (ii) a rate based upon the Eurodollar rates, or (iii) an absolute interest rate as determined by each lender in the syndication under a competitive bid process at the Company's option. Facilities fees from 1/5% to 3/8% per annum are charged on the unused portion of this line.

         Working capital needs have generally been met from net cash provided from operating activities. The Company has a $4,000,000 unsecured working capital line of credit with a bank which was fully available at January 1, 1999. Interest is at a rate based upon the Eurodollar rates with facility fees at 1/4% per annum on the unused portion of the line. This working capital line of credit is used to minimize idle cash in the bank and is tied to cash equivalent investments for any excess cash. At year-end 1998 and 1997, cash and cash equivalents totaled $756,000 and $670,000, respectively.

         At January 1, 1999, the aggregate principal amount of the Company's outstanding long-term indebtedness including current maturities was approximately $39.4 million, reflecting the $10.3 million reduction of indebtedness during the year. Of debt outstanding at January 1, 1999, $11.4 million was in the form of 9.11% notes due June 15, 2002 and $28.0 million consisted of borrowing under the revolving line of credit due April 7, 2000.

         The required principal payments on all long-term debt and capital leases are anticipated to be $2.8 million in 1999, $30.8 million in 2000, $2.9 million in 2001, and $2.9 million in 2001.

         During 1998, the Company announced plans to purchase up to 350,000 shares of the Company's outstanding stock. Pursuant to the Company's plans, 153,250 shares were repurchased for $1,330,000 during the year with an additional 84,000 shares repurchased for $604,000 subsequent to the end of the year.

         The Company anticipates that its existing credit facilities, along with cash flows from operations, will be sufficient to fund operating expenses, capital expenditures, and debt service.

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

         The foregoing statements contain forward-looking statements which involve risks and uncertainties and the Company's actual experience may differ materially from that discussed above. Factors that may cause such a difference include, but are not limited to, those discussed in "Factors Affecting Future Performance" as well as future events that have the effect of reducing the Company's available cash balances, such as unanticipated operating losses or capital expenditures related to possible future acquisitions. Readers are cautioned not to place undue reliance on forward- looking statements, which reflect management's analysis only as of the date hereof. The Company assumes no obligation to update forward-looking statements.

CONSOLIDATED BALANCE SHEETS

KLLM Transport Services, Inc. - 1998 Annual Report

At Year-End (In thousands)                                                            1998           1997
-----------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                        $    756       $    670
   Accounts receivable:
     Customers (net of allowances of $550,000 in 1998 and $889,000 in 1997)           20,607         20,195
     Other                                                                               525            629
                                                                                    -----------------------
                                                                                      21,132         20,824
   Inventories - at cost                                                                 597            635
   Prepaid expenses:
     Tires                                                                             2,758          2,885
     Taxes, licenses and permits                                                       1,796          2,027
     Other                                                                               694            467
                                                                                    -----------------------
                                                                                       5,248          5,379
   Assets held for sale - Note B                                                       1,530          3,383
   Deferred income taxes - Note D                                                      5,818          5,413
                                                                                    -----------------------
       TOTAL CURRENT ASSETS                                                           35,081         36,304

PROPERTY AND EQUIPMENT - Note B
   Revenue equipment and capital leases                                              118,567        121,337
   Land, structures and improvements                                                   8,174          7,103
   Other equipment                                                                     5,212          8,776
   Accumulated depreciation and amortization                                         (33,741)       (29,276)
                                                                                    -----------------------
                                                                                      98,212        107,940
OTHER ASSETS                                                                              69            291
                                                                                    -----------------------
       TOTAL ASSETS                                                                 $133,362       $144,535
                                                                                    =======================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                                                 $  4,295       $  4,350
   Accrued expenses                                                                    7,450         11,562
   Accrued claims expense - Note J                                                    15,041         13,913
   Current maturities of long-term debt and capital leases                             2,857          4,898
                                                                                    -----------------------
       TOTAL CURRENT LIABILITIES                                                      29,643         34,723

LONG-TERM DEBT AND CAPITAL LEASES,
   Less current maturities - Note C                                                   36,571         44,826

DEFERRED INCOME TAXES - Note D                                                        14,480         12,875

STOCKHOLDERS' EQUITY - Notes F and G
   Preferred stock, $0.01 par value; authorized shares - 5,000,000; none issued
   Common stock, $1 par value; authorized shares - 10,000,000; issued shares -
     4,558,754 in 1998 and 1997;  outstanding shares - 4,224,488 in 1998 and
     4,373,115 in 1997                                                                 4,559          4,559
   Additional paid-in capital                                                         32,858         32,854
   Retained earnings                                                                  18,569         16,733
                                                                                    -----------------------
                                                                                      55,986         54,146
   Less common stock in treasury, 334,266 shares in 1998 and 185,639
     shares in 1997, at cost                                                          (3,318)        (2,035)
                                                                                    -----------------------
       TOTAL STOCKHOLDERS' EQUITY                                                     52,668         52,111
                                                                                    -----------------------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $133,362       $144,535
                                                                                    =======================


                             See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

KLLM Transport Services, Inc. - 1998 Annual Report

For the Year (In thousands, except share and per share amounts)        1998             1997             1996
----------------------------------------------------------------------------------------------------------------
OPERATING REVENUE FROM TRUCK LOAD OPERATIONS                        $  228,988       $  240,766       $  246,222

OPERATING EXPENSES:
   Salaries, wages and fringe benefits                                  73,143           75,748           71,318
   Operating supplies and expenses                                      56,938           62,828           69,859
   Insurance, claims, taxes and licenses                                13,729           17,751           14,227
   Depreciation and amortization                                        18,270           21,432           21,872
   Purchased transportation and equipment rent                          50,840           51,692           54,272
   Other                                                                11,657           10,986            9,629
   Impairment of long-lived assets - Note B                                  0           15,754                0
   (Gain) loss on sale of revenue equipment                             (1,231)             185           (1,657)
                                                                    --------------------------------------------
       TOTAL OPERATING EXPENSES FROM TRUCK LOAD OPERATIONS             223,346          256,376          239,520
                                                                    --------------------------------------------
       OPERATING INCOME (LOSS) FROM TRUCK LOAD OPERATIONS                 5,642          (15,610)           6,702

OPERATING REVENUE FROM RAIL CONTAINER OPERATIONS                             0            3,319           10,466
OPERATING EXPENSES                                                           0            4,228           10,818
RESTRUCTURING CHARGE -Note I                                                 0            1,906                0
                                                                    --------------------------------------------
    OPERATING LOSS FROM RAIL CONTAINER OPERATIONS                            0           (2,815)            (352)
                                                                    --------------------------------------------
       OPERATING INCOME (LOSS)                                           5,642          (18,425)           6,350

OTHER INCOME AND EXPENSES:
   Gain on sale of property                                                858                0                0
   Interest and other income                                                87               68               59
   Interest expense                                                     (3,551)          (4,363)          (4,783)
                                                                    --------------------------------------------
                                                                        (2,606)          (4,295)          (4,724)
                                                                    --------------------------------------------
    EARNINGS (LOSS) FROM CONTINUING OPERATIONS
       BEFORE INCOME TAXES                                               3,036          (22,720)           1,626

Income tax expense (benefit) - Note D                                    1,200           (8,000)             721
                                                                    --------------------------------------------
    NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS                       1,836          (14,720)             905

    LOSS ON DISPOSAL OF DISCONTINUED DIVISION
     (Net of tax benefit of $0, $0 and $109
        respectively) - Note H                                               0                0             (139)
                                                                    --------------------------------------------
    NET EARNINGS (LOSS)                                             $    1,836       $  (14,720)      $      766
                                                                    ============================================

      BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
         From continuing operations                                 $     0.42       $    (3.38)      $     0.21
         From disposal of discontinued division                           0.00             0.00            (0.03)
                                                                    --------------------------------------------
      BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE               $     0.42       $    (3.38)      $     0.18
                                                                    ============================================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
   Basic                                                             4,340,033        4,357,970        4,365,199
                                                                    ============================================
   Diluted                                                           4,340,666        4,357,970        4,371,945
                                                                    ============================================

                             See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

KLLM Transport Services, Inc. - 1998 Annual Report

                                             Common Stock
                             -------------------------------------------------
                                                            Treasury Stock          Additional                  Total
                                                         ---------------------       Paid-in      Retained   Stockholders'
(In thousands)               Shares        Amount        Shares         Amount       Capital      Earnings      Equity
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 30, 1995          4,552         $4,552        (194)         $(2,086)      $32,815      $30,687      $65,968
Purchase of treasury
  shares, at cost                                         (70)            (854)                                   (854)
Sale of common
  stock - Note F                 7              7                                         61                        68
Common stock issued
  upon exercise of stock
  options - Note G                                         50              617          (190)                      427
Income tax benefit
  from options
  exercised - Note G                                                                     125                       125
Net earnings                                                                                          766          766
                             ---------------------------------------------------------------------------------------------

BALANCE AT
  JANUARY 3, 1997            4,559          4,559        (214)          (2,323)       32,811       31,453       66,500
Sale of common
  stock - Note F                                            4               36             5                        41
Common stock issued
  upon exercise of stock
  options - Note G                                         24              252           (29)                      223
Stock options issued
  for services                                                                            67                        67
Net loss                                                                                          (14,720)     (14,720)
                             ---------------------------------------------------------------------------------------------

BALANCE AT
  JANUARY 2, 1998            4,559          4,559        (186)          (2,035)       32,854       16,733       52,111
Purchase of treasury
  shares, at cost                                        (153)          (1,330)                                 (1,330)
Sale of common
  stock - Note F                                            1                2                                       2
Common stock
  issued for services                                       4               45             4                        49
Net earnings                                                                                        1,836        1,836
                             ---------------------------------------------------------------------------------------------

BALANCE AT
  JANUARY 1, 1999            4,559         $4,559        (334)         $(3,318)      $32,858      $18,569      $52,668
                             =============================================================================================

                             See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

KLLM Transport Services, Inc. - 1998 Annual Report

For the Year (In thousands)                                           1998          1997          1996
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                $  1,836      $(14,720)     $    766
   Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization                                    18,270        21,508        22,055
     Deferred income taxes                                             1,200        (8,000)          487
     Impairment costs                                                      0        15,753             0
     Restructuring charge on rail container operations                     0         1,906             0
     Book value of equipment written off in accidents                    464           522           510
     Change in operating assets and liabilities:
        (Increase) decrease in accounts receivable                      (308)        1,780         5,102
        (Increase) decrease in inventory and prepaid expenses            169          (785)        2,682
        Increase in other assets                                         132           138           198
        Increase (decrease) in accounts payable and
          accrued expenses                                            (3,190)       13,478         3,307
     (Gain) loss on sale of property and equipment                    (2,089)          185        (1,657)
                                                                    ------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                              16,484        31,765        33,450

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property and equipment                               (21,865)      (37,108)      (31,040)
   Proceeds from disposition of property and equipment                17,042        11,344        10,887
                                                                    ------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                 (4,823)      (25,764)      (20,153)

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from sale of common stock                                      2            41            68
   Proceeds from exercise of stock options                                 0           223           427
   Common stock issued for services                                       49             0             0
   Purchase of common stock for treasury                              (1,330)            0          (854)
   Net decrease in borrowing under revolving line of credit           (2,000)            0        (5,000)
   Repayment of long-term debt and capital leases                     (8,296)       (4,871)       (7,812)
   Net change in borrowing under working capital line of credit            0        (3,598)        2,748
                                                                    ------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                (11,575)       (8,205)      (10,423)
                                                                    ------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                      86        (2,204)        2,874
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                           670         2,874             0
                                                                    ------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                            $    756      $    670      $  2,874
                                                                    ====================================

Supplemental disclosure of cash flow information:
   Cash paid for interest                                           $  3,721      $  4,432      $  4,776
                                                                    ====================================
   Income taxes refunded                                            $    816      $    877      $  1,785
                                                                    ====================================

                             See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

KLLM Transport Services, Inc. - 1998 Annual Report

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Business. The Company, through its wholly-owned subsidiary, KLLM, Inc., provides transportation services in North America for both temperature-controlled and dry commodities. Services provided include over-the-road long haul, regional, and dedicated fleet transportation. The demand for transportation services is affected by general economic conditions and is subject to seasonal demand for certain commodities and severe weather conditions.

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

         Income Taxes. Income taxes are accounted for using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes relate to temporary differences between assets and liabilities recognized differently for financial reporting and income tax purposes

         Impairment of Long-Lived Assets. The Company continually reevaluates the carrying value of its long-lived assets for events or changes in circumstances which indicate that the carrying value may not be recoverable. As part of this reevaluation, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized through a charge to operations.

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

         Earnings per Share. Basic earnings per share is based on the weighted average common shares outstanding. Diluted earnings per share includes any dilutive effects of options, warrants and convertible securities.

         Use of Derivative Commodity Instruments. To hedge its exposure to price fluctuations, the Company periodically enters into heating oil (diesel fuel) swap agreements. Agreements to purchase 15% of the anticipated 1999 fuel requirements were in place at the end of 1998. The Company does not engage in speculative transactions nor does the Company hold or issue derivative instruments for trading purposes. Such agreements are settled monthly and are accounted for as hedges with gains and losses recognized in operating expenses using the accrual method as part of the fuel cost over the hedge period.

KLLM Transport Services, Inc. - 1998 Annual Report

         Fiscal Year. The Company's fiscal year-end is the Friday nearest December 31, which was the 52-week period ended January 1, 1999, the 52-week period ended January 2, 1998 and the 53-week period ended January 3, 1997 for the past three fiscal year ends.

         Impact of Recently Issued Accounting Pronouncements. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131) which is effective for fiscal 1998. Under the provisions of SFAS No. 131, public business enterprises must report financial and descriptive information about its reportable segments. Based upon management's analysis of SFAS No. 131, the Company operates in one reportable segment.

         In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130). The provisions of SFAS No. 130 require companies to classify items of comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and capital in excess of par value in the consolidated financial statements. The statement had no effect on the Company's consolidated financial statements upon adoption in fiscal 1998.

         In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). The provisions of SFAS No. 133 requires all derivatives to be recorded on the balance sheet at fair value. SFAS No. 133 establishes "special accounting" for fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Management expects the effect of the adoption of this statement will be insignificant to the earnings and financial position of the Company when it becomes effective for fiscal 1999.

NOTE B - IMPAIRMENT OF LONG-LIVED ASSETS

         Included in the Company's fleet of temperature-controlled trailers, as of January 2, 1998, were 1,860 trailers that are 48 feet in length. In December 1997, management developed a plan to dispose of all of the Company's 48-foot temperature-controlled trailers over the following three years, which was significantly earlier than the typical disposal cycle for these units, due to the temperature-controlled segment of the trucking industry's rapid acceptance of 53-foot trailers as the industry standard. Accordingly, management projected cash flows for used 48-foot temperature-controlled trailers based upon the Company's accelerated disposal dates and determined that the carrying value of the 48-foot temperature-controlled trailers of $46.4 million was impaired. A charge of $15.2 million, based on the estimated fair value, resulted and is included in impairment on long-lived assets in the accompanying statement of operations for the year ended January 2, 1998.

         During 1997, the Company closed its terminal facility in Dallas, Texas. The Dallas terminal had a carrying amount of $2.0 million as of January 2, 1998 which was greater than the estimated sales value, net of related costs to sell. Accordingly, the Company marked the facility to fair value and included the write down of approximately $.5 million in impairment on long-lived assets in the accompanying statement of operations for the year ended January 2, 1998. The terminal is classified as assets available for sale in the accompanying balance sheets.

KLLM Transport Services, Inc. - 1998 Annual Report

NOTE C - CREDIT FACILITIES, DEBT AND CAPITAL LEASES

         Long-term debt and capital leases consisted of the following:

                                                                        1998          1997
--------------------------------------------------------------------------------------------
9.11% unsecured notes payable to insurance companies with                (In thousands)
  semi-annual interest payments and annual principal payments
  of $2,857,000 through 2002                                          $ 11,428      $ 14,286
Revolving line of credit with banks, with floating interest rates
  (6.1% weighted average rate at January 1, 1999)                       28,000        30,000
Capital lease obligations                                                    0         4,188
Unsecured notes payable to insurance company                                 0         1,250
                                                                      ----------------------
                                                                        39,428        49,724
Less current maturities                                                 (2,857)       (4,898)
                                                                      ----------------------
                                                                      $ 36,571      $ 44,826
                                                                      ======================

         The Company has a $50,000,000 unsecured revolving line of credit maturing in 2000. In accordance with the agreement, the Company has agreed to limit assets pledged on any other borrowing. At January 1, 1999, $22,000,000 was available to the Company under the revolving line of credit. Under the terms of the agreement, borrowings bear interest at (i) the higher of prime rate or a rate based upon the Federal Funds Effective Rate, (ii) a rate based upon the Eurodollar rates, or (iii) an absolute interest rate as determined by each lender under a competitive bid process at the Company's option. Facilities fees from 1/5% to 3/8% per annum are charged on the unused portion of this line.

         The aggregate annual maturities of long-term debt at January 1, 1999 are as follows:

                                                                                       Long-Term
(In thousands)                                                                           Debt
------------------------------------------------------------------------------------------------
1999                                                                                   $  2,857
2000                                                                                     30,857
2001                                                                                      2,857
2002                                                                                      2,857
                                                                                        -------
                                                                                        $39,428
                                                                                        =======

         The Company also has $4,000,000 in an unsecured working capital line of credit, all of which was available at January 1, 1999. Interest is at a rate based upon London Interbank Offered Rate (LIBOR) on borrowings on the working capital line with facility fees at 1/4% per annum on the unused portion of the line.

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

KLLM Transport Services, Inc. - 1998 Annual Report

NOTE D - INCOME TAXES

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:

(In thousands)                                                  1998        1997
---------------------------------------------------------------------------------
Deferred tax liability--property and equipment                $25,668     $21,972

Deferred tax assets:
   Allowance for doubtful accounts                                193         338
   Accrued expenses                                             5,625       5,075
   Net operating loss carryforward                             10,064       7,989
   Intangibles                                                    208         192
   Alternative minimum tax carryforward                           916         916
                                                              -------------------
                                                               17,006      14,510
                                                              -------------------
Net deferred tax liabilities                                  $ 8,662     $ 7,462
                                                              ===================

         Income tax expense (benefit) consists of the following:

(In thousands)                                                                1998        1997       1996
---------------------------------------------------------------------------------------------------------
Deferred:
   Federal                                                                   $  833     $(7,300)     $538
   State                                                                        367        (700)       74
                                                                             ----------------------------
Total income tax expense (benefit)                                            1,200      (8,000)      612
Income tax benefit allocated to loss on disposal of
   discontinued operations                                                        0           0       109
                                                                             ----------------------------
Income tax expense (benefit) attributable to continuing operations           $1,200     $(8,000)     $721
                                                                             ============================

         The reconciliation of income tax computed at the federal statutory tax rate to income tax expense is as follows:

(In thousands)                                1998         1997      1996
--------------------------------------------------------------------------------
Statutory federal income tax rate           $1,032      $(7,725)     $468
State income taxes, net                        242         (462)       49
Other                                          (74)         187        95
                                            -----------------------------
                                            $1,200      $(8,000)     $612
                                            =============================

         The Company has a net operating loss carryforward for income tax purposes of approximately $27,000,000, which expires at various dates through the year 2018.

NOTE E - CONCENTRATIONS OF CREDIT RISK

         The Company had one customer which accounted for operating revenues of $39,700,000 in 1998 and $27,759,000 in 1997. No customer accounted for more than 10% of the Company's operating revenues in 1996.

         Trade accounts receivable are the principal financial instruments that potentially subject the Company to significant concentrations of credit risk. The Company performs periodic credit evaluations of its customers and collateral is generally not required. Credit losses have been insignificant and within management's expectations.

KLLM Transport Services, Inc. - 1998 Annual Report

NOTE F - EMPLOYEE BENEFIT PLANS

         The Company sponsors a defined contribution plan covering substantially all of its employees. The Company makes discretionary contributions to the plan of 100% of the employee contribution up to 4% of each covered employee's salary. Contributions by the Company under the plan approximated $559,000, $540,000, and $771,000 in 1998, 1997, and 1996, respectively.

         In April 1987, the stockholders approved an employee stock purchase plan reserving 133,333 shares of common stock for the plan. Substantially all employees are eligible to participate and may subscribe for 10 to 300 shares each. During 1998, 211 shares were purchased and in 1997, 3,276 shares were issued pursuant to the plan. Subsequent to January 1, 1999, an additional 10,766 shares have been subscribed for by employees

NOTE G - STOCK OPTION PLANS

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

         Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions: volatility factors of .285 and .281 for 1998 and 1997 respectively; weighted-average expected life of options of five and three years for 1998 and 1997 respectively; risk-free interest rate of 6% for 1998 and 1997; and no dividend yield.

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

         For purposes of pro forma disclosures, the estimated fair value of the options and the securities purchase agreements granted in 1998 and 1997 is amortized to expense over the vesting period. The Company's pro forma information follows (in thousands, except per share information):

                                                          1998        1997
--------------------------------------------------------------------------------
Pro forma net income (loss)                              $1,809     $(14,786)
Pro forma earnings (loss) per common share               $  .42     $  (3.39)

KLLM Transport Services, Inc. - 1998 Annual Report

         A summary of the Company's stock option activity and related information is as follows:

                                                 1998                         1997                            1996
                                       --------------------------    ---------------------------     --------------------------
                                       Options   Weighted-Average    Options    Weighted-Average     Options   Weighted-Average
                                        (000)     Exercise Price       (000)     Exercise Price       (000)     Exercise Price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding-beginning of year            234           $ 14             269           $14              332           $14

Granted                                   95             12              21            12               34            11
Exercised                                 --             --             (25)            9              (50)            8
Forfeited                               (212)            14             (31)           15              (47)           16

Outstanding-end of year                  117           $ 14             234           $14              269           $14
                                        ====           ====             ===           ===              ===           ===
Exercisable-end of year                   48                            146                            154
                                        ====                            ===                            ===
Weighted-average fair value of
   options granted during the year                    $4.26                         $3.15                          $1.86
                                                      =====                         =====                          =====

Weighted-average fair value of
   securities purchase agreements
   granted during the year                            $  --                         $  --                          $1.28
                                                      =====                         =====                          =====

         Following is a summary of the status of options outstanding at January 1, 1999:

                                       Outstanding Options                      Exercisable Options
                                ---------------------------------             -----------------------
                                           Weighted
                                            Average      Weighted                            Weighted
                                           Remaining      Average                             Average
      Exercise                  Number    Contractual    Exercise              Number        Exercise
    Price Range                 (000's)       Life        Price               (000's)          Price
 ------------------             ---------------------------------             -----------------------
 $ 9.00  -   $11.75               27        7 years        $11                   5             $10
 $12.00  -   $15.00               76        6 years        $13                  29             $14
 $21.00                           14        3 years        $21                  14             $21

NOTE H - DISCONTINUED OPERATIONS

         Abandonment of the Company's international division, which primarily provided maritime transportation services, began in 1995 and was completed in 1996. Actual costs incurred to complete the disposal exceeded the Company's 1995 estimate by $139,000 (net of $109,000 tax benefit), and accordingly, is included in the accompanying consolidated statement of operations for 1996.

NOTE I - RAIL CONTAINER RESTRUCTURING CHARGE

         During 1997, the Company completed its plan to exit the rail container market. A one-time restructuring charge of $1,906,000 was recorded for the write-off of intangible assets pertaining to the rail container operation and the accrual of certain expenses related to the subleasing of rail containers and exiting this market.

KLLM Transport Services, Inc. - 1998 Annual Report

NOTE J - COMMITMENTS AND CONTINGENCIES

         The Company self-insures for losses related to liability and workers' compensation claims with excess coverage by underwriters on a per incident basis. Claims payable totaled $15,041,000 at January 1, 1999 and $13,913,000 at January 2, 1998, a portion of which is for insurance claims that have been incurred but not reported and estimated future development of claims. The ultimate cost for outstanding claims may vary significantly from current estimates.

         The Company leases certain revenue equipment and data processing equipment under operating leases that expire over the next six years. The leases require the Company to pay the maintenance, insurance, taxes and other expenses in addition to the minimum monthly rentals. Future minimum payments under the leases at January 1, 1999 are $8,553,000 in 1999, $5,498,000 in 2000, $3,920,000
in 2001, $3,387,000 in 2002 and $2,294,000 in 2003. The Company guarantees approximately $1,360,000 of the residual value of certain revenue equipment leased under an operating lease. Rental expense applicable to noncancelable operating leases totaled $8,097,000 in 1998, $6,806,000 in 1997, and $8,440,000
in 1996.

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

NOTE K - FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amount reported in the consolidated balance sheet for cash and cash equivalents approximate their fair values. The fair values of the Company's long-term debt is estimated using discounted cash flow analysis, based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements, which approximate $39,900,000 at January 1, 1999.

REPORT OF INDEPENDENT AUDITORS

KLLM Transport Services, Inc. - 1998 Annual Report

The Board of Directors and Stockholders
KLLM Transport Services, Inc.

         We have audited the accompanying consolidated balance sheets of KLLM Transport Services, Inc. and subsidiaries as of January 1, 1999 and January 2, 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 1, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KLLM Transport Services, Inc. and subsidiaries at January 1, 1999 and January 2, 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 1, 1999, in conformity with generally accepted accounting principles.


                                    /s/  Ernst & Young LLP


Jackson, Mississippi
February 7, 1999