Form 10-K, Exhibit 13
period 1999-12-31
KLLM TRANSPORT SERVICES INC
filed 2000-03-30
CIK 793765

SELECTED FINANCIAL AND OPERATING DATA
KLLM Transport Services, Inc. - 1999 Annual Report

                                                                      EXHIBIT 13



(In thousands, except per share and operating data)        1999            1998            1997            1996            1995
---------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
Operating revenue from truckload operations             $ 234,595       $ 228,988       $ 240,766       $ 246,222       $ 229,519
Operating revenue from rail container operations               --              --           3,319          10,466          10,166
Operating expenses from truckload operations              232,125         223,346         256,376         239,520         222,789
Operating expenses from rail container operations              --              --           6,134          10,818          10,383
                                                        -------------------------------------------------------------------------
Operating income (loss)                                     2,470           5,642         (18,425)          6,350           6,513
Interest and other income                                      58             945              68              59              32
Interest expense                                           (3,403)         (3,551)         (4,363)         (4,783)         (5,554)
                                                        -------------------------------------------------------------------------
Earnings (loss) from continuing operations
   before income taxes                                       (875)          3,036         (22,720)          1,626             991
Income tax expense (benefit)                                 (330)          1,200          (8,000)            721             473
                                                        -------------------------------------------------------------------------
Net earnings (loss) from continuing operations
   before extraordinary item                                 (545)          1,836         (14,720)            905             518
Extraordinary item, net of income tax benefit                (247)             --              --              --              --
Loss from operations of discontinued division,
   net of income tax benefit                                   --              --              --              --            (624)
Loss on disposal of discontinued division, net
   of income tax benefit                                       --              --              --            (139)           (441)
                                                        -------------------------------------------------------------------------
Net earnings (loss)                                     $    (792)      $   1,836       $ (14,720)      $     766       $    (547)
                                                        =========================================================================

Basic and diluted earnings (loss) per share:
   From continuing operations                           $   (0.13)      $    0.42       $   (3.38)      $    0.21       $    0.12
   From extraordinary item                                  (0.06)             --              --              --              --
   From operations of discontinued division                    --              --              --              --           (0.14)
   From disposal of discontinued division                      --              --              --           (0.03)          (0.10)
                                                        -------------------------------------------------------------------------
Net earnings (loss) per common share                    $   (0.19)      $    0.42       $   (3.38)      $    0.18       $   (0.12)
                                                        =========================================================================

Weighted average diluted common shares
   outstanding                                              4,117           4,341           4,358           4,372           4,504
                                                        ===========================================================================

BALANCE SHEET DATA (AT YEAR-END):
Net property and equipment                              $  99,046       $  98,212       $ 107,940       $ 121,875       $ 122,264
Total assets                                              139,147         133,362         144,535         159,894         164,248
Total liabilities                                          88,180          80,694          92,424          93,394          98,280
Long-term debt, less current maturities                    48,000          36,571          44,826          49,747          59,594
Stockholders' equity                                       50,967          52,668          52,111          66,500          65,968


OPERATING DATA:
Average number of truckloads per week                       3,999           3,708           3,966           3,907           3,444
Average miles per trip                                        936             990             998           1,009           1,065
Total miles travelled (000s)                              194,680         190,975         205,828         205,006         186,443
Average revenue per total mile                          $    1.13       $    1.13       $    1.12       $    1.12       $    1.13
Empty mile percentage                                        13.6%           12.8%           11.5%           12.1%           11.8%
Equipment at year-end:
   Company-operated tractors                                1,422           1,467           1,464           1,390           1,485
   Owner-operated tractors                                    260             279             349             366             291
                                                        -------------------------------------------------------------------------
     Total tractors                                         1,682           1,746           1,813           1,756           1,776
   Refrigerated trailers                                    1,948           1,998           2,047           2,114           2,150
   Dry-van trailers                                           793             695             570             493             384
                                                        -------------------------------------------------------------------------
     Total trailers                                         2,741           2,693           2,617           2,607           2,534
   Refrigerated rail containers                                --              --              --             200             202

SELECTED QUARTERLY DATA (UNAUDITED)
KLLM Transport Services, Inc. - 1999 Annual Report


                                                             First             Second            Third              Fourth
(In thousands, except per share amounts)                    Quarter            Quarter          Quarter            Quarter
---------------------------------------------------------------------------------------------------------------------------

1999
Operating revenue                                           $ 55,331           $61,229          $ 58,893           $ 59,142
Operating income (loss)                                          420             1,542              (419)               927
Extraordinary item, net of tax benefits                            0               247                 0                  0
Net earnings (loss)                                             (225)              150              (747)                30
Basic and diluted earnings (loss) per share before
   extraordinary item                                          (0.05)             0.10             (0.18)              0.01
Basic and diluted earnings (loss) per share                 $  (0.05)          $  0.04          $  (0.18)          $   0.01



1998
Operating revenue                                           $ 59,190           $60,113          $ 55,102           $ 54,583
Operating income (loss) (1)                                    1,730             2,855             1,262               (205)
Net earnings (loss)                                            1,006             1,204               231               (605)
Basic and diluted earnings (loss) per share                 $   0.23           $  0.28          $   0.05           $  (0.14)


(1) The fourth quarter 1998 operating loss reflects a $.8 million reduction in reserves for self-insured claims as a result of favorable claims experience in the quarter.

MARKET AND DIVIDEND INFORMATION
KLLM Transport Services, Inc. - 1999 Annual Report

         The Company's common stock trades on The Nasdaq Stock Market(R) under the symbol KLLM. The number of stockholders, including beneficial owners holding shares in nominee or "street" name, as of March 10, 2000, was approximately 1,180. The Company has never declared or paid a cash dividend on its common stock. The current policy of the Board of Directors is to continue to retain earnings to finance the continued growth of the Company's business.

         The following table shows quarterly high and low prices for the common stock for each quarter of 1999 and 1998:


FISCAL YEAR 1999                      High            Low
-----------------------------------------------------------
First Quarter                       $  7.63         $  5.75
Second Quarter                      $  7.00         $  5.38
Third Quarter                       $  6.00         $  4.00
Fourth Quarter                      $  7.50         $  4.25


FISCAL YEAR 1998                      High            Low
-----------------------------------------------------------
First Quarter                       $ 13.75         $ 11.00
Second Quarter                      $ 14.13         $ 11.50
Third Quarter                       $ 13.00         $  8.00
Fourth Quarter                      $  9.00         $  7.00

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION
KLLM Transport Services, Inc. - 1999 Annual Report


RESULTS OF OPERATIONS
   The following table sets forth the percentage of revenue and expense items to operating revenue for the periods indicated.

                                                                                             Percentage of
                                                                                           Operating Revenue
                                                                                ---------------------------------------
For the Year                                                                       1999            1998            1997
------------                                                                    -------         -------         -------
Operating revenue from truckload operations                                       100.0%          100.0%          100.0%
Operating expenses:
   Salaries, wages and fringe benefits                                             35.7            31.9            31.5
   Operating supplies and expenses                                                 24.9            24.9            26.1
   Insurance, claims, taxes and licenses                                            4.5             6.0             7.3
   Depreciation and amortization                                                    7.8             8.0             8.9
   Purchased transportation and equipment rent                                     21.9            22.2            21.5
   Impairment loss                                                                   --              --             6.5
   Other                                                                            4.6             5.0             4.6
   (Gain) loss on sale of revenue equipment                                        (0.4)           (0.5)            0.1
                                                                                -------         -------         -------
Total operating expenses from truckload operations                                 99.0            97.5           106.5
                                                                                -------         -------         -------
Operating income (loss) from truckload operations                                   1.0             2.5            (6.5)
Operating loss from rail container operations                                        --              --            (1.1)
                                                                                -------         -------         -------
Operating income (loss)                                                             1.0             2.5            (7.6)
Other income                                                                         --             0.4              --
Interest expense                                                                    1.3             1.6             1.8
                                                                                -------         -------         -------
Earnings (loss) before income taxes and extraordinary item                         (0.3)            1.3            (9.4)
Income tax expense (benefit)                                                       (0.1)            0.5            (3.3)
                                                                                -------         -------         -------
Net earnings (loss) before extraordinary item                                      (0.2)            0.8            (6.1)
Extraordinary item, net of tax benefits                                            (0.1)             --              --
                                                                                -------         -------         -------
Net earnings (loss)                                                                (0.3)%           0.8%           (6.1)%
                                                                                =======         =======         =======

Year Ended December 31, 1999 Compared to Year Ended January 1, 1999

   Operating revenue for the year ended December 31, 1999 increased by $5,607,000 or 2% when compared to the year ended January 1, 1999. The increase in operating revenue consisted of a 4% increase from dry-van services, net of a 2% decrease from temperature-controlled services. The decrease in temperature-controlled services resulted primarily from a 14% decrease in the average number of owner operated tractors. Average revenue per mile excluding fuel surcharges remained flat. At the end of the third quarter of 1999, fuel prices rose to a level that generated fuel surcharges to the Company's customers. These surcharges added an additional $538,000 and $15,000 to operating revenues in 1999 and 1998, respectively.

   During the third quarter of 1998, the Company implemented an enhanced pay package that increased compensation for certain drivers. As a result, salaries, wages, and benefits increased in 1999 when compared to 1998. The primary elements leading to the change in driver wages were an increase in the average experience level of the driver workforce combined with growth in the number of drivers in regional and dedicated fleets. In 1999, the Company was able to recruit and retain drivers better than in prior years. During 1999, many driver performance related expenses improved.

- Miles per truck increased in 1999 compared to 1998, indicating an improvement in the utilization of equipment.

- Repair costs decreased for the year, reflecting more careful treatment of equipment by drivers.

- An improvement in safety led to reduced accident repair cost, a component of operating supplies and expenses, and to a significant decrease in the cost of claims.

- Advertising and recruiting expenses, within other expenses, also decreased in 1999 compared to 1998, further reflecting the results of the 1998 pay increase.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONTINUED)
KLLM Transport Services, Inc. - 1999 Annual Report


   Operating supplies and expenses increased, when compared to the prior year, primarily due to an increase in the price of fuel offsetting the decrease in expenses from driver related improvements. During 1999, the Company paid $4,500,000 more for fuel than in 1998. Diesel fuel prices began rising in March 1999 and at year end retail on-highway diesel prices were $.34 per gallon above year end 1998 prices. At year end prices, the Company is able to recover a portion of its diesel fuel cost through fuel surcharges to its customers.

   Purchased transportation and equipment rent remained level from 1998 through 1999 as the decrease in purchased transportation paid to owner operated trucks was offset by an increase in equipment rent resulting from the new equipment operating leases. Depreciation and amortization did not change significantly compared to the prior year. An increase in depreciation expense, reflecting a conversion of the fleet to a shorter trade cycle, was offset by the decrease in depreciation resulting from the replacement of owned equipment by equipment leased under operating leases.

   Other income decreased $887,000 from the prior year primarily as a result of a gain on sale of the corporate office building of $858,000 in the first quarter of 1998.

   The operating ratio (which represents operating expenses as a percent of operating revenues) increased from 97.5% to 99.0% for the year ended December 31, 1999 when compared to the year ended January 1, 1999.

   Interest expense decreased $148,000 from the prior year as a result of lower debt outstanding. The average interest rate under the revolving line of credit was approximately the same in both years. During 1999, the Company fully prepaid the 9.11% senior notes which were due June 2002. Under the terms of the prepayment, fees and other expenses totaling $247,000, net of a $150,000 tax benefit, were incurred which are included in the consolidated statements of operations as an extraordinary item.

   The effective income tax rate was 37.7% in 1999 compared to 39.5% in 1998. The decreased rate reflects the effect of nondeductible expenses as a percentage of pretax income (loss).

Year Ended January 1, 1999 Compared to Year Ended January 2, 1998

   Operating revenue for the year ended January 1, 1999 decreased by $11,778,000 or 5% when compared to the year ended January 2, 1998. The decrease in operating revenue consisted of a 2% increase from dry-van services, net of a 7% decrease in temperature-controlled services. The decrease in temperature-controlled services resulted primarily from a 4% decrease in the number of owner operated tractors and a 6% decrease in miles per tractor. The decrease in miles per tractor was due to a shortage of qualified drivers. Average revenue per mile excluding fuel surcharges increased to $1.13 for the year ended January 1, 1999 compared to $1.12 for the year ended January 2, 1998. Surcharges for high fuel costs added an additional $15,000 and $1,209,000 to revenues in 1998 and 1997, respectively.

   The challenge of attracting and retaining qualified drivers led to the implementation of an enhanced pay package for certain drivers on September 1, 1998 which increased driver wages approximately 7%. Fewer miles driven and reductions in nondriver compensation have resulted in a net reduction in salaries, wages, and benefits expense compared to 1997. Operating supplies and expenses decreased $5,890,000 compared to the prior year primarily due to lower fuel prices ($3,862,000), and cost control efforts offset by an increase in repair costs.

   Insurance, claims, taxes, and licenses decreased $4,022,000 compared to 1997. Insurance expense in 1997 had been increased as a result of a reevaluation of the Company's self insured claims management and reserve practices. Management believes that improvements in driver recruiting and retention, in part a result of the new driver pay plan, also contributed to lower costs through improvements in safety.

   Depreciation and amortization decreased from 1997 as a result of; 1) the write-off in 1997 of intangible assets related to exiting the rail container business; 2) the special charge in 1997 to recognize an impairment in value of the Company's 48-foot temperature-controlled trailers; and 3) the replacement of certain owned equipment with equipment leased under operating leases.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONTINUED)
KLLM Transport Services, Inc. - 1999 Annual Report


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

IMPACT OF YEAR 2000
   In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The total project cost was approximately $700,000 for the purchase of new software and the modification of existing software with $400,000 of the total capitalized and the remaining $300,000 expensed. The Company expensed approximately $120,000 during 1999 in connection with remediating its systems. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

MARKET RISK
   Market risk relating to the Company's operations result primarily from changes in interest rates and the price of heating oil (diesel fuel), as well as credit risk concentration. The Company does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

   The Company's interest expense is sensitive to changes in the general level of U. S. interest rates. At December 31, 1999, the Company had long-term debt of $48,000,000 at a weighted average interest rate of 8.2% maturing in 2001. The borrowings bear interest at (i) the higher of prime rate or a rate based upon the federal funds effective rate, (ii) a rate based upon the Eurodollar rates, or (iii) an absolute interest rate as determined by each lender in the syndication under a competitive bid process at the Company's option.

   To hedge its exposure to price fluctuations, the Company periodically enters into heating oil (diesel fuel) swap agreements. Such agreements are accounted for as hedges with gains and losses recognized in operating expense as part of the fuel cost over the hedge period. At December 31, 1999, the Company has entered into swap agreements on approximately 4% of its 2000 anticipated fuel requirements which is immaterial to the Company's financial position and operations.

LIQUIDITY AND CAPITAL RESOURCES
   The Company's primary sources of liquidity are its cash flow from operations and existing credit agreements of KLLM, Inc., a wholly-owned subsidiary. During the years ended December 31, 1999 and January 1, 1999, the Company generated $9.6 million and $16.5 million, respectively, in net cash provided by operating activities. This cash flow in 1999 was used primarily for capital expenditures.

   In 1999, the Company-owned tractor fleet decreased by 45 units while the trailer fleet increased by 48 units, net of replacements, compared to 1998. Capital expenditures, net of proceeds from trade-ins during 1999, were approximately $17.5 million compared to $4.8 million in 1998. The Company also entered into operating leases for 65 tractors and 600

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (CONTINUED)
KLLM Transport Services, Inc. - 1999 Annual Report


trailers throughout the year. Net capital expenditures in 2000 are expected to be approximately $40.7 million, although management may finance a portion of the capital expenditures with operating leases.

   The Company has a $60,000,000 unsecured revolving line of credit with a syndication of banks due April 7, 2001. Borrowings of $48,000,000 were outstanding under the line at year-end. Under the most restrictive payment terms on long-term debt, the entire amount, $48,000,000, would be payable in 2001.

   Working capital needs have generally been met from net cash provided from operating activities. The Company has a $5,000,000 unsecured working capital line of credit with a bank which was fully available at December 31, 1999. Interest is at a rate based upon the Eurodollar rates with facility fees at 3/8% per annum on the unused portion of the line. This working capital line of credit is used to minimize idle cash in the bank and is tied to cash equivalent investments for any excess cash. At year-end 1999 and 1998, cash and cash equivalents totaled $511,000 and $756,000, respectively.

   In 1998, the Company announced plans to purchase up to 150,000 shares of the Company's outstanding stock. During 1999, 134,000 shares were purchased for $960,000 of which 50,000 shares for $356,000 were purchased from the Estate of B.C. Lee, Jr., former Chairman of the Board.

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

   The foregoing statements contain forward-looking statements which involve risks and uncertainties and the Company's actual experience may differ materially from that discussed above. Factors that may cause such a difference include, but are not limited to, those discussed in "Factors Affecting Future Performance" as well as future events that have the effect of reducing the Company's available cash balances, such as unanticipated operating losses or capital expenditures related to possible future acquisitions. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as of the date hereof. The Company assumes no obligation to update forward-looking statements.

CONSOLIDATED BALANCE SHEETS
KLLM Transport Services, Inc. - 1999 Annual Report


At Year-End (In thousands)                                                                  1999                1998
--------------------------                                                               ----------          ----------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                             $      511          $      756
   Accounts receivable:
     Customers (net of allowances of $416,000 in 1999 and $550,000 in 1998)                  24,763              20,607
     Other                                                                                    1,941                 525
                                                                                         ----------          ----------
                                                                                             26,704              21,132
   Inventories - at cost                                                                        686                 597
   Prepaid expenses:
     Tires                                                                                    3,625               2,758
     Taxes, licenses and permits                                                              3,161               1,796
     Other                                                                                      313                 763
                                                                                         ----------          ----------
                                                                                              7,099               5,317
   Assets held for sale - Note B                                                                  0               1,530
   Deferred income taxes - Note D                                                             5,101               5,818
                                                                                         ----------          ----------
       TOTAL CURRENT ASSETS                                                                  40,101              35,150

PROPERTY AND EQUIPMENT - Note B
   Revenue equipment and capital leases                                                     129,926             118,567
   Land, structures and improvements                                                          7,873               8,174
   Other equipment                                                                            7,790               5,212
                                                                                         ----------          ----------
                                                                                            145,589             131,953
   Accumulated depreciation and amortization                                                (46,543)            (33,741)
                                                                                         ----------          ----------
                                                                                             99,046              98,212
                                                                                         ----------          ----------
        TOTAL ASSETS                                                                     $  139,147          $  133,362
                                                                                         ==========          ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                                                      $    1,877          $    4,295
   Accrued expenses                                                                          12,155               7,450
   Accrued claims expense - Note J                                                           12,865              15,041
   Current maturities of long-term debt                                                           0               2,857
                                                                                         ----------          ----------
       TOTAL CURRENT LIABILITIES                                                             26,897              29,643

LONG-TERM DEBT, less current maturities - Note C                                             48,000              36,571

DEFERRED INCOME TAXES - Note D                                                               13,283              14,480

STOCKHOLDERS' EQUITY - Notes F and G
   Preferred stock, $0.01 par value; authorized shares - 5,000,000; none issued
   Common stock, $1 par value; authorized shares - 10,000,000; issued shares -
     4,558,754 in 1999 and 1998                                                               4,559               4,559
   Additional paid-in capital                                                                32,822              32,858
   Retained earnings                                                                         17,777              18,569
                                                                                         ----------          ----------
                                                                                             55,158              55,986
   Less common stock in treasury, 459,787 shares in 1999 and 334,266
     shares in 1998, at cost                                                                 (4,191)             (3,318)
                                                                                         ----------          ----------
       TOTAL STOCKHOLDERS' EQUITY                                                            50,967              52,668
                                                                                         ----------          ----------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $  139,147          $  133,362
                                                                                         ==========          ==========

See accompanying notes.

CONSOLIDATED STATEMENT OF OPERATIONS
KLLM Transport Services, Inc. - 1999 Annual Report


For The Year (In thousands, except share and per share amounts)              1999            1998            1997
---------------------------------------------------------------            ---------       ---------       ---------
OPERATING REVENUE FROM TRUCKLOAD OPERATIONS                               $  234,595        $228,988      $  240,766

OPERATING EXPENSES:
   Salaries, wages and fringe benefits                                        83,655          73,143          75,748
   Operating supplies and expenses                                            58,392          56,938          62,828
   Insurance, claims, taxes and licenses                                      10,585          13,729          17,751
   Depreciation and amortization                                              18,303          18,270          21,432
   Purchased transportation and equipment rent                                51,424          50,840          51,692
   Other                                                                      10,797          11,657          10,986
   Impairment of long-lived assets - Note B                                        0               0          15,754
  (Gain) loss on sale of revenue equipment                                    (1,031)         (1,231)            185
                                                                           ---------       ---------       ---------
     TOTAL OPERATING EXPENSES FROM TRUCKLOAD OPERATIONS                      232,125          223,346        256,376
                                                                           ---------       ---------       ---------
     OPERATING INCOME (LOSS) FROM TRUCKLOAD OPERATIONS                         2,470           5,642         (15,610)

OPERATING REVENUE FROM RAIL CONTAINER OPERATIONS                                   0               0           3,319
OPERATING EXPENSES                                                                 0               0           4,228
RESTRUCTURING CHARGE - Note I                                                      0               0           1,906
                                                                           ---------       ---------       ---------
    OPERATING LOSS FROM RAIL CONTAINER OPERATIONS                                  0               0          (2,815)
                                                                           ---------       ---------       ---------
       OPERATING INCOME (LOSS)                                                 2,470           5,642         (18,425)

OTHER INCOME AND EXPENSES:
  Gain on sale of property                                                         0             858               0
  Interest and other income                                                       58              87              68
  Interest expense                                                            (3,403)         (3,551)         (4,363)
                                                                           ---------       ---------       ---------
                                                                              (3,345)         (2,606)         (4,295)
                                                                           ---------       ---------       ---------
    EARNINGS (LOSS) FROM CONTINUING OPERATIONS                                  (875)          3,036         (22,720)

Income tax expense (benefit) - Note D                                           (330)          1,200          (8,000)
                                                                           ---------       ---------       ---------
    NET EARNINGS (LOSS) before extraordinary item                               (545)          1,836         (14,720)
    EXTRAORDINARY LOSS on early extinguishment of debt -
     Note H (Net of income tax benefit of $150)                                 (247)              0               0
                                                                           ---------       ---------       ---------

    NET EARNINGS (LOSS)                                                   $     (792)         $1,836      $  (14,720)
                                                                          ==========       =========      ==========

    BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
     Net earnings (loss) before extraordinary item                        $    (0.13)         $ 0.42          ($3.38)
     Extraordinary item                                                        (0.06)           0.00            0.00
                                                                           ---------       ---------       ---------
    BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE                       $    (0.19)         $ 0.42          ($3.38)
                                                                          ==========       =========          ======

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
   Basic                                                                   4,116,718       4,340,033       4,357,970
                                                                           =========       =========       =========
   Diluted                                                                 4,116,718       4,340,666       4,357,970
                                                                           =========       =========       =========

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
KLLM Transport Services, Inc. - 1999 Annual Report


                                                            Common Stock
                                             ------------------------------------------
                                                                      Treasury Stock       Additional                  Total
                                                                   --------------------     Paid-in      Retained   Stockholders'
(In thousands)                               Shares      Amount    Shares       Amount      Capital      Earnings      Equity
--------------                               ------      ------    ------       -------     ---------    ---------  -------------

BALANCE AT
  JANUARY 4, 1997                             4,559      $4,559      (214)      $(2,323)      $32,811      $31,453      $66,500
Sale of common
  stock - Note F                                                        4            36             5                        41
Common stock issued
  upon exercise of stock
  options - Note G                                                     24           252           (29)                      223
Stock options issued
  for services                                                                                     67                        67
Net loss                                                                                                   (14,720)     (14,720)
                                              -----      ------      ----       -------       -------      -------      -------

BALANCE AT
  JANUARY 2, 1998                             4,559       4,559      (186)       (2,035)       32,854       16,733       52,111
Purchase of treasury
  shares, at cost                                                    (153)        (1330)                                 (1,330)
Sale of common
  stock - Note F                                                        1             2                                       2
Common stock issued
  for services                                                          4            45             4                        49
Net earnings                                                                                                 1,836        1,836
                                              -----      ------      ----       -------       -------      -------      -------

BALANCE AT
   JANUARY 1, 1999                            4,559       4,559      (334)       (3,318)       32,858       18,569       52,668
Purchase of treasury
  shares, at cost                                                    (134)         (960)                                   (960)
Common stock issued
  for services                                                          8            87           (36)                       51
Net loss                                                                                                      (792)        (792)
                                              -----      ------      ----       -------       -------      -------      -------

BALANCE AT
DECEMBER 31, 1999                             4,559      $4,559      (460)      $(4,191)      $32,822      $17,777      $50,967
                                              =====      ======      ====       =======       =======      =======      =======

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
KLLM Transport Services, Inc. - 1999 Annual Report



For The Year (In thousands)                                                      1999             1998             1997
---------------------------                                                   ----------       ----------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                          $     (792)      $    1,836       $  (14,720)
   Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization                                                18,303           18,270           21,507
     Deferred income taxes                                                          (480)           1,200           (8,000)
     Impairment costs                                                                  0                0           15,754
     Restructuring charge on rail container operations                                 0                0            1,906
     Book value of equipment written off in accidents                                607              464              522
     Change in operating assets and liabilities:
        (Increase) decrease in accounts receivable                                (5,572)            (308)           1,780
        (Increase) decrease in inventory and prepaid expenses                     (1,148)             301             (647)
        Increase (decrease) in accounts payable and
          accrued expenses                                                          (260)          (3,190)          13,478
     (Gain) loss on sale of property and equipment                                (1,031)          (2,089)             185
                                                                              ----------       ----------       ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                          9,627           16,484           31,765

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property and equipment                                           (31,975)         (21,865)         (37,108)
   Proceeds from disposition of property and equipment                            14,440           17,042           11,344
                                                                              ----------       ----------       ----------
NET CASH USED IN INVESTING ACTIVITIES                                            (17,535)          (4,823)         (25,764)

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from sale of common stock                                                  0                2               41
   Proceeds from exercise of stock options                                             0                0              223
   Common stock issued for services                                                   51               49                0
   Purchase of common stock for treasury                                            (960)          (1,330)               0
   Net increase (decrease) in borrowing under revolving line of credit            20,000           (2,000)               0
   Repayment of long-term debt and capital leases                                (11,428)          (8,296)          (4,871)
   Net change in borrowing under working capital line of credit                        0                0           (3,598)
                                                                              ----------       ----------       ----------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                7,663          (11,575)          (8,205)
                                                                              ----------       ----------       ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                (245)              86           (2,204)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                       756              670            2,874
                                                                              ----------       ----------       ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                      $      511       $      756       $      670
                                                                              ==========       ==========       ==========

Supplemental disclosure of cash flow information:
   Cash paid for interest                                                     $    3,420       $    3,721       $    4,432
                                                                              ==========       ==========       ==========
   Income taxes refunded                                                      $      726       $      816       $      877
                                                                              ==========       ==========       ==========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
KLLM Transport Services, Inc. - 1999 Annual Report


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Business. The Company, through its wholly-owned subsidiary, KLLM, Inc., provides transportation services in North America for both temperature-controlled and dry commodities. Services provided include over-the-road long haul, regional, and dedicated fleet transportation. The Company operates as one segment under the provisions of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." The demand for transportation services is affected by general economic conditions and is subject to seasonal demand for certain commodities and severe weather conditions.

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

   Tires in Service. The cost of original equipment and replacement tires placed in service is capitalized and amortized over the estimated useful life of eighteen to twenty-four months. The cost of recapping tires is expensed as incurred.

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

   Impairment of Long-Lived Assets. The Company continually reevaluates the carrying value of its long-lived assets for events or changes in circumstances which indicate that the carrying value may not be recoverable. As part of this reevaluation, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposal. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized through a charge to operations. Such charge is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

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

   Earnings per Share. Basic earnings per share are based on the weighted average common shares outstanding. Diluted earnings per share includes any dilutive effects of options, warrants and convertible securities.

KLLM Transport Services, Inc. - 1999 Annual Report


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

   Fiscal Year. The Company's fiscal year-end is the Friday nearest December 31, which was the 52-week periods ended December 31, 1999, January 1, 1999 and January 2, 1998 for the past three fiscal year ends.

   Impact of Recently Issued Accounting Pronouncements. In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). The provisions of SFAS No. 133 requires all derivatives to be recorded on the balance sheet at fair value. SFAS No. 133 establishes "special accounting" for fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The effect of this statement will be insignificant to the results of the consolidated operations and financial position of the Company when it becomes effective for 2001.

NOTE B - IMPAIRMENT OF LONG-LIVED ASSETS

   Included in the Company's fleet of temperature-controlled trailers, as of January 2, 1998, were 1,860 trailers that are 48 feet in length. In December 1997, management developed a plan to dispose of all of the Company's 48-foot temperature-controlled trailers over the following three years, which was significantly earlier than the typical disposal cycle for these units, due to the temperature-controlled segment of the trucking industry's rapid acceptance of 53-foot trailers as the industry standard. Accordingly, management evaluated the market value for used 48-foot temperature-controlled trailers based upon the Company's accelerated disposal dates and determined that the carrying value of the 48-foot temperature-controlled trailers of $46.4 million was impaired. A charge of $15.2 million resulted which is included in impairment on long-lived assets in the accompanying statement of operations for the year ended January 2, 1998.

   During 1997, the Company closed its terminal facility in Dallas, Texas. The Dallas terminal had a carrying amount of $2.0 million as of January 2, 1998 which was greater than the estimated sales value, net of related costs to sell. Accordingly, the Company marked the facility to market and included the write down of approximately $.5 million in impairment on long-lived assets in the accompanying statement of operations for the year ended January 2, 1998. The terminal was classified as assets available for sale in the accompanying balance sheets as of January 1, 1999. As of December 31, 1999, the terminal was reclassified to land, structures and improvements because the Company intends to use the facility in its operations.

KLLM Transport Services, Inc. - 1999 Annual Report


NOTE C - CREDIT FACILITIES AND DEBT

   Long-term debt consisted of the following:


(In thousands)                                                                1999           1998
--------------                                                              -------        -------
   Revolving line of credit with banks, with floating interest rates
     (weighted average rate of 8.2% at December 31, 1999 and
     6.1% at January 1, 1999)                                               $48,000        $28,000
   9.11% unsecured notes payable to insurance companies                           0         11,428
                                                                            -------        -------
                                                                             48,000         39,428
   Less current maturities                                                        0         (2,857)
                                                                            -------        -------
                                                                            $48,000        $36,571
                                                                            =======        =======

   The Company has a $60,000,000 unsecured revolving line of credit maturing in 2001. In accordance with the agreement, the Company has agreed to limit assets pledged on any other borrowing. At December 31, 1999, $12,000,000 was available to the Company under the revolving line of credit. Under the terms of the agreement, borrowings bear interest at (i) the higher of prime rate or a rate based upon the Federal Funds Effective Rate, (ii) a rate based upon the Eurodollar rates, or (iii) an absolute interest rate as determined by each lender under a competitive bid process at the Company's option. Facilities fees from 1/4% to 1/2% per annum are charged on the unused portion of this line. Under the most restrictive payment terms, borrowings under the revolving line of credit are payable in 2001.

   The Company also has $5,000,000 in an unsecured working capital line of credit, all of which was available at December 31, 1999. Interest is at a rate based upon London Interbank Offered Rate (LIBOR) on borrowings on the working capital line with facility fees at 3/8% per annum on the unused portion of the line.

   Under the terms of the lines of credit, the Company agreed to maintain minimum levels of consolidated tangible net worth and cash flows, to limit additional borrowing based on a debt-to-consolidated tangible net worth ratio, and to restrict assets that can be pledged on any other borrowings. The agreements also establish limits on dividends, stock repurchases, and new investments.

NOTE D - INCOME TAXES

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:

(In thousands)                                        1999         1998
--------------                                      -------      -------
Deferred tax liability--property and equipment      $22,769      $25,668

Deferred tax assets:
   Allowance for doubtful accounts                      161          193
   Accrued expenses                                   4,940        5,625
   Net operating loss carryforward                    8,376       10,064
   Intangibles                                          194          208
   Alternative minimum tax carryforward                 916          916
                                                    -------      -------
                                                     14,587       17,006
                                                    -------      -------
Net deferred tax liabilities                        $ 8,182      $ 8,662
                                                    =======      =======

KLLM Transport Services, Inc. - 1999 Annual Report

   Income tax expense (benefit) consists of the following:

(In thousands)                                                      1999        1998         1997
--------------                                                     -------     -------     --------
Deferred:
   Federal                                                         $ (410)     $   833     $ (7,300)
   State                                                              (70)         367         (700)
                                                                   ------      -------     --------
Total income tax expense (benefit)                                   (480)       1,200       (8,000)
Income tax benefit allocated to extraordinary item                    150            0            0
                                                                   ------      -------     --------
Income tax expense (benefit) attributable to income
   before extraordinary item                                       $ (330)     $ 1,200     $ (8,000)
                                                                   ======      =======     ========

   The reconciliation of income tax computed at the federal statutory tax rate to income tax expense is as follows:

(In thousands)                                                      1999        1998         1997
--------------                                                     ------      -------     --------
Statutory federal income tax rate                                  $ (433)     $ 1,032     $ (7,725)
State income taxes, net                                               (46)         242         (462)
Other                                                                  (1)         (74)         187
                                                                   ------      -------     --------
                                                                   $ (480)     $ 1,200     $ (8,000)
                                                                   ======      =======     ========

   The Company has a net operating loss carry forward for income tax purposes of approximately $22,000,000, which expires at various dates beginning in 2010 through the year 2018.

NOTE E - CONCENTRATIONS OF CREDIT RISK

   The Company had one customer, which accounted for operating revenues of $43,600,000 in 1999, $39,700,000 in 1998 and $27,760,000 in 1997.

   Trade accounts receivable are the principal financial instruments that potentially subject the Company to significant concentrations of credit risk. The Company performs periodic credit evaluations of its customers and collateral is generally not required. Credit losses have been insignificant and within management's expectations.

NOTE F - EMPLOYEE BENEFIT PLANS

   The Company sponsors a defined contribution plan covering substantially all of its employees. The Company makes discretionary contributions to the plan of 100% of the employee contribution up to 4% of each covered employee's salary. Contributions by the Company under the plan approximated $830,000, $559,000, and $540,000 in 1999, 1998, and 1997, respectively.

   In April 1987, the stockholders approved an employee stock purchase plan reserving 133,333 shares of common stock for the plan. Substantially all employees are eligible to participate and may subscribe for 10 to 300 shares each. During 1999, 210 shares were purchased and in 1998, 211 shares were issued pursuant to the plan. Subsequent to December 31, 1999, an additional 9,334 shares have been subscribed for by employees.

KLLM Transport Services, Inc. - 1999 Annual Report


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

   Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions: volatility factors of .285 for 1998; weighted-average expected life of options of five years for 1998; risk-free interest rate of 6% for 1998; and no dividend yield. There were no options granted in 1999.

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

   For purposes of pro forma disclosures, the estimated fair value of the options and the securities purchase agreements granted is amortized to expense over the vesting period. The Company's pro forma information follows (in thousands, except per share information):

                                                                     1999          1998
                                                                   ------         -------
Pro forma net income (loss)                                        $ (834)        $ 1,809
Pro forma basic and diluted earnings (loss) per common share       $ (.20)        $   .42

KLLM Transport Services, Inc. - 1999 Annual Report


   A summary of the Company's stock option activity and related information is as follows:

                                                   1999                        1998                         1997
                                         -------------------------    -------------------------  -------------------------
                                         Options  Weighted-Average    Options  Weighted-Average  Options  Weighted-Average
                                          (000)    Exercise Price      (000)    Exercise Price    (000)    Exercise Price
                                         -------------------------    -------------------------  -------------------------
Outstanding-beginning of year              117          $14             234          $14           269          $14

Granted                                     --           --              95           12            21           12
Exercised                                   --           --              --           --           (25)           9
Forfeited                                  (23)          14            (212)          14           (31)          15
                                          ----        -----           -----        -----         -----       ------

Outstanding-end of year                     94          $14             117          $14           234          $14
                                          ----        -----           -----        -----         -----       ------

Exercisable-end of year                     51                           48                        146
                                          ----                        -----                      -----

Weighted-average fair value of
  options granted during the year                  --                         $4.26                      $3.15
                                                -----                        ------                    -------

Following is a summary of the status of options outstanding at December 31, 1999:

                                     Outstanding Options                  Exercisable Options
                               -------------------------------          -----------------------
                                           Weighted
                                           Average    Weighted                        Weighted
                                          Remaining    Average                         Average
      Exercise                 Number    Contractual  Exercise          Number        Exercise
    Price Range                (000's)       Life       Price           (000's)         Price
    -----------                -------------------------------          -----------------------
    $11  -  $12                  38        7 years       $11              10             $11
    $13  -  $14                  45        3 years       $14              30             $14
    $21                          11        2 years       $21              11             $21

NOTE H - EXTRAORDINARY ITEM

   During the second quarter of 1999, the Company fully prepaid the 9.11% senior notes (1992 debt) which were due June 2002. Under the terms of the prepayment, fees and other expenses totaling $247,000, net of a $150,000 tax benefit, were incurred. With the prepayment of the 1992 debt, the Company's average effective interest rate for debt outstanding was reduced and certain restrictive financial covenants were eliminated. Expenses relating to the prepayment of the 1992 debt are included in the consolidated statements of earnings as an extraordinary item.

NOTE I - RAIL CONTAINER RESTRUCTURING CHARGE

   During 1997, the Company completed its plan to exit the rail container market. A one-time restructuring charge of $1,906,000 was recorded for the write-off of intangible assets pertaining to the rail container operation and the accrual of certain expenses related to the subleasing of rail containers and exiting this market.

KLLM Transport Services, Inc. - 1999 Annual Report


NOTE J - COMMITMENTS AND CONTINGENCIES

   The Company self-insures for losses related to liability and workers' compensation claims with excess coverage by underwriters on a per incident basis. Claims payable totaled $12,865,000 at December 31, 1999 and $15,041,000 at January 1, 1999, a portion of which is for insurance claims that have been incurred but not reported and estimated future development of claims. The ultimate cost for outstanding claims may vary significantly from current estimates.

   The Company leases certain revenue equipment and data processing equipment under operating leases that expire over the next five years. The leases require the Company to pay the maintenance, insurance, taxes and other expenses in addition to the minimum monthly rentals. Future minimum payments under the leases at December 31, 1999 are $10,327,000 in 2000, $8,817,000 in 2001,
$7,787,000 in 2002, $6,334,000 in 2003 and $1,349,000 in 2004. The Company
guarantees approximately $3,270,000 of the residual value of certain revenue equipment leased under operating leases. Rental expense applicable to noncancelable operating leases totaled $11,433,000 in 1999, $8,097,000 in 1998, and $6,806,000 in 1997.

   The Company has entered into heating oil (diesel fuel) swap agreements to hedge its exposure to price fluctuations at year end 1999 on 4% of its 2000 anticipated fuel requirements. Gains and losses on hedging contracts are recognized in operating expenses as part of the fuel cost over the hedge period.

   The Company is also involved in various claims and routine litigation incidental to its business. Management is of the opinion that the outcome of these other matters will not have a material adverse effect on the consolidated financial position or operations of the Company.

NOTE K - FAIR VALUE OF FINANCIAL INSTRUMENTS

   The carrying amount reported in the consolidated balance sheet for cash and cash equivalents and long-term debt approximate their fair values at December 31, 1999.

REPORT OF INDEPENDENT AUDITORS
KLLM Transport Services, Inc. - 1999 Annual Report


The Board of Directors and Stockholders
KLLM Transport Services, Inc.

   We have audited the accompanying consolidated balance sheets of KLLM Transport Services, Inc. and subsidiaries as of December 31, 1999 and January 1, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KLLM Transport Services, Inc. and subsidiaries at December 31, 1999 and January 1, 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                 /s/ Ernst & Young LLP


Jackson, Mississippi
February 4, 2000